   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 3, 1999

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                              DELTATHREE.COM, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                 DELAWARE                                      4813                                     13-4006766
     (STATE OR OTHER JURISDICTION OF               (PRIMARY STANDARD INDUSTRIAL                      (I.R.S. EMPLOYER
      INCORPORATION OR ORGANIZATION)               CLASSIFICATION CODE NUMBER)                     IDENTIFICATION NO.)

                            ------------------------

                           430 PARK AVENUE, SUITE 500
                            NEW YORK, NEW YORK 10022
                                 (212) 588-3670
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                   AMOS SELA
                            CHIEF EXECUTIVE OFFICER
                              DELTATHREE.COM, INC.
                           430 PARK AVENUE, SUITE 500
                            NEW YORK, NEW YORK 10022
                                 (212) 588-3670
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   Copies to:

                   DAVID J. GOLDSCHMIDT, ESQ.                                          DAVID S. LEFKOWITZ, ESQ.
            SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP                                  WEIL, GOTSHAL & MANGES LLP
                        919 THIRD AVENUE                                                   767 FIFTH AVENUE
                    NEW YORK, NEW YORK 10022                                           NEW YORK, NEW YORK 10153
                         (212) 735-3000                                                     (212) 310-8000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                             PROPOSED
                      TITLE OF EACH CLASS                               MAXIMUM AGGREGATE                     AMOUNT OF
                OF SECURITIES TO BE REGISTERED                          OFFERING PRICE(1)                REGISTRATION FEE(1)
Class A common stock, $0.001 par value.........................            $57,500,000                         $15,985

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT SPECIFICALLY STATING THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                Subject to Completion, dated September 3, 1999

PROSPECTUS
                                            SHARES

                                    [LOGO]


                                deltathree.com


                                  Common Stock
--------------------------------------------------------------------------------

        This is our initial public offering of shares of common stock.
                        We are offering         shares.
              No public market currently exists for our shares.

  We propose to list the shares on the Nasdaq National Market under the symbol
"DDDC". We anticipate the public offering price to be between $      and $
                                   per share.

     INVESTING IN THE SHARES INVOLVES RISKS. RISK FACTORS BEGIN ON PAGE 5.

                                                                                        PER SHARE        TOTAL
                                                                                        ---------      ----------
Public Offering Price..............................................................     $              $
Underwriting Discount..............................................................     $              $
Proceeds to deltathree.com.........................................................     $              $

We have granted the underwriters the right to purchase up to        additional
shares within 30 days to cover any over-allotments.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on
or about           , 1999.

--------------------------------------------------------------------------------

LEHMAN BROTHERS
               U.S. BANCORP PIPER JAFFRAY
                                   WARBURG DILLON READ LLC
                                                         LAZARD FRERES & CO. LLC

                     , 1999

              [DESCRIPTION OF INSIDE FRONT AND BACK COVER GRAPHIC:
  GRAPHIC DEPICTS WORLD MAP SHOWING THE COMPANY'S PRIVATELY-MANAGED, GLOBAL IP NETWORK, SCREEN SHOTS OF THE COMPANY'S COMMUNICATIONS PORTAL AND SCREEN SHOTS OF
                       CO-BRANDED COMMUNICATIONS CENTERS]


[THE COMPANY INTENDS TO DISTRIBUTE WITH PRELIMINARY PROSPECTUSES CDS CONTAINING
                     THE COMPANY'S PC-TO-PHONE SOFTWARE.]

                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----
Prospectus Summary.............................      1
Risk Factors...................................      5
Forward-Looking Statements.....................     15
Use of Proceeds................................     16
Dividend Policy................................     16
Capitalization.................................     17
Dilution.......................................     18
Selected Consolidated Financial Data...........     19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................     20
Business.......................................     30
Management.....................................     46

                                                  PAGE
                                                  ----
Principal Stockholders.........................     54
Related Party Transactions.....................     55
Description of Capital Stock...................     58
Shares Eligible for Future Sale................     61
Important United States Federal Tax
  Consequences of Our Common Stock to Non-U.S.
  Holders......................................     62
Underwriting...................................     65
Legal Matters..................................     67
Experts........................................     67
Where You Can Find Additional
  Information..................................     67
Index to Consolidated Financial Statements.....    F-1

                             ABOUT THIS PROSPECTUS

     INVESTORS MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE AND THE UNDERWRITERS HAVE NOT AUTHORIZED ANYONE TO PROVIDE ANY DIFFERENT OR ADDITIONAL INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY COMMON STOCK IN ANY JURISDICTION WHERE IT IS UNLAWFUL. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF COMMON STOCK. THIS PRELIMINARY PROSPECTUS IS SUBJECT TO COMPLETION PRIOR TO THIS OFFERING.

     Unless otherwise indicated, the information in this prospectus:

     o assumes our certificate of incorporation is amended to provide for two classes of common stock, as described in this prospectus

     o reflects a    -for-   stock split which will be effected prior to this
       offering

     o assumes an initial public offering price of $     per share

     o assumes no exercise of the underwriters' over-allotment option

     o assumes RSL Communications, Ltd. (RSL COM), our parent company, obtains consents from its noteholders to amend indentures governing the notes issued by RSL COM to allow us to (1) use the proceeds from this offering for all of the purposes described under "Use of Proceeds" in this prospectus and (2) issue our shares of common stock to participants under our various compensation and other benefit plans, as described under "Management" in this prospectus

     o assumes no exercise of outstanding options to purchase our common stock

     o assumes conversion of 470,870 restricted units granted by RSL COM under its stock incentive plan to options to purchase shares of our common stock and no exercise of those options

     We have submitted trademark applications for the names
"deltathree.com(Trademark)," "V-Greetings(Trademark)," "D3 Box(Trademark)," "Click IT(Trademark)," "D3 Fax(Trademark)" and "Delta Three(Trademark)." All other trademarks and trade names appearing in this prospectus are the property of their respective holders.

     Until             , 1999, all dealers that effect transactions in these
securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

     This summary highlights the information contained elsewhere in this prospectus. You should read the entire prospectus, including the section entitled "Risk Factors" and our consolidated financial statements and related notes, before deciding to invest in our common stock.

DELTATHREE.COM

     We are a leading provider of Internet Protocol (IP) telephony services and other enhanced, Web-based communications services to individuals and businesses worldwide. We use our privately-managed, global IP network to enable our users to make low-cost, high quality phone calls from either a personal computer or a standard telephone. Through our interactive communications portal, www.deltathree.com, our users can also retrieve and forward voice mail, e-mail and faxes and send e-mail using one unified mailbox from anywhere in the world at any time.

     We were founded in June 1996 to capitalize on the growth of the Internet as a communications tool, and we believe we were the first company to commercially provide phone-to-phone, IP telephony services over a privately-managed network. We are using our expertise in IP telephony to provide our users with a package of enhanced IP communications services that includes the following:

     o PC-to-phone: a low-cost service allowing a user to initiate a call through a personal computer and speak to a party who uses a standard telephone

     o D3 Box: a unified messaging service permitting convenient single-source retrieval of voice mail, e-mail and faxes through the Web or by phone

     o Click IT: a Web-based, e-commerce service allowing a party to simultaneously view a Web site and click through to talk directly with the individual or business hosting the Web site

     o Phone-to-phone: a low-cost voice and fax service allowing a user to place a call or send a fax from a standard telephone or fax machine that is carried primarily over our privately-managed, global IP network, with quality that is virtually indistinguishable from traditional calls over the public switched telephone network

     o Global roaming: a low-cost service enabling businesses and individuals to use a single account number to place phone-to-phone calls over our IP network from locations throughout the world using country-specific, toll-free access numbers, thereby bypassing local access charges

     We intend to introduce additional enhanced IP communications services that meet the communications needs of individuals and businesses. These services are expected to include D3 Fax, a Web-based, PC-to-fax service allowing users to conveniently send faxes directly from their computer to a standard fax machine anywhere in the world, and white boarding, a service allowing multiple users to simultaneously edit a document while speaking with each other over their computers.

     We believe that we currently operate the largest privately-managed, IP telephony network with 43 points of presence in 27 countries. In order to maximize the use of available capacity on our network, in addition to the services we provide our users, we have been transmitting and terminating voice and fax traffic over our network for RSL Communications, Ltd., our parent company, and other telecommunications carriers. As a result, historically, most of our revenues have been generated from services provided to RSL COM and other carriers.

     We market our services through relationships we have developed with leading Internet companies and Web portals, such as CBS.com, Sony.com and Xoom.com, to create "communications centers" on their Web sites. In addition, we have developed a unique on-line agent program, in which our agents market our services through their own Web sites. To date, we have established relationships with more than 790 on-line agents. We also have entered into distribution and marketing arrangements with communications equipment and software companies such as Ericsson.

OUR STRATEGY

     Our goal is to be a leading provider of enhanced IP communications services and to make our interactive communications portal the leading one-stop solution for communications needs. To achieve our goal, we intend to:

     o build strong recognition of the deltathree.com brand through aggressive marketing efforts

     o expand and enhance our service offerings

     o ensure a high-quality user experience

     o establish additional sources of revenue

     o pursue strategic acquisitions and alliances

OUR HISTORY AND PARENT COMPANY

     We were incorporated in November 1996 as a Delaware corporation. In July 1997, RSL COM, a global facilities-based telecommunications company, acquired a controlling 51% interest in us. By April 1998, RSL COM had acquired the remaining 49% interest in us from existing shareholders, and we became a wholly-owned subsidiary of RSL COM. After this offering, RSL COM's shares of our
Class B common stock will represent approximately    % of the combined voting
power of all classes of our capital stock and approximately    % of the economic
interest in our company. For more information about our relationship with RSL COM and certain services they provide to us, see the section of this prospectus entitled "Related Party Transactions--RSL COM."

     Our executive offices are located at 430 Park Avenue, Suite 500, New York, New York 10022, where our telephone number is (212) 588-3670. Our Web site is www.deltathree.com. The information contained on our Web site does not constitute a part of this prospectus.

                                  THE OFFERING

Common stock offered .........................  shares

Capital stock to be outstanding after
  this offering:

  Common stock................................                shares

  Class B common stock........................                shares

     Total capital stock......................                shares

Over-allotment option.........................                shares of common stock

Use of proceeds...............................  We estimate that the net proceeds from this offering will be
                                                approximately $     million. We intend to use the net proceeds for
                                                working capital requirements, capital expenditures and general corporate purposes. We expect to use a portion of the net proceeds to develop additional enhanced IP communications services, fund advertising and marketing activities and pursue strategic and marketing alliances.

Voting rights:

  Common stock................................  One vote per share

  Class B common stock........................  Ten votes per share. Upon completion of this offering, RSL COM will be the only holder of our Class B common stock.

Conversion of Class B common stock............  Each share of Class B common stock is convertible into one share of common stock at any time and automatically converts into common stock upon transfer, other than to permitted transferees.

Other capital stock provisions................  The holders of common stock and Class B common stock have identical rights except with respect to voting and transfer.

Proposed Nasdaq National Market symbol .... ..  "DDDC"

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following tables present summary consolidated financial data derived from our consolidated financial statements. You should read this along with the sections of this prospectus entitled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes.

                                                PERIOD FROM
                                                JUNE 1996               YEAR ENDED                  SIX MONTHS ENDED
                                               (INCEPTION) TO          DECEMBER 31,                      JUNE 30,
                                               DECEMBER 31,         ------------------          ----------------------
                                                   1996              1997       1998             1998            1999
                                             -------------------    -------    -------          ------          ------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues..................................         $     1          $ 1,246    $ 5,638          $ 2,171        $ 4,243
Costs and operating expenses..............             179            3,576     12,796            5,243         10,260
                                                   -------          -------    -------          -------        -------
Loss from operations......................            (178)          (2,330)    (7,158)          (3,072)         (6,017)
Interest expense, net.....................              --              (38)      (186)              66           (757)
Minority interests........................              --               --        223               --             --
                                                   -------          -------    -------          -------        -------
Net loss..................................         $  (178)         $(2,368)   $(7,121)         $(3,006)        $(6,774)
                                                   -------          -------    -------          -------        -------
                                                   -------          -------    -------          -------        -------
Net loss per share--basic and diluted.....         $ (0.07)         $ (0.47)   $ (0.92)         $ (0.39)        $ (0.86)
Weighted average shares outstanding--
  basic and diluted.......................           2,584            4,986      7,749            7,622          7,876

     The as adjusted balance sheet data gives effect to this offering of common stock.

                                                                                                    AS OF
                                                                                                JUNE 30, 1999
                                                                                          -------------------------
                                                                                          ACTUAL     AS ADJUSTED
                                                                                          -------    --------------
                                                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..............................................................   $ 1,396
Working capital (deficiency)...........................................................    (2,656)
Total assets...........................................................................    24,452
Long-term debt due to affiliates.......................................................     9,616
Total stockholders' equity.............................................................     7,723

                                  RISK FACTORS

     You should carefully consider the risks described below before deciding whether to invest in shares of our common stock.

     If we do not successfully address any of the risks described below, there could be a material adverse effect on our business, financial condition or results of operations, and the trading price of our common stock may decline and you may lose all or part of your investment. We cannot assure you that we will successfully address these risks.

RISKS RELATED TO OUR COMPANY

WE HAVE A LIMITED OPERATING HISTORY UPON WHICH YOU CAN EVALUATE US

     We have only a limited operating history upon which you can evaluate our business and prospects. We commenced operations in June 1996. We do not have historical financial data for any significant period of time on which you can base an evaluation of our performance and an investment in our common stock. You should consider our prospects in light of the risks, expenses and difficulties we may encounter as an early stage company in the new and rapidly evolving market for IP communications services.

OUR BUSINESS STRATEGY TO EXPAND OUR REVENUE SOURCES MAY NOT BE PROFITABLE

     Our business strategy is to expand our revenue sources to enhanced IP communications services and advertising on the Internet. We can neither assure you that we will be able to do this or that providing these services will be profitable. Currently our revenues are primarily generated from carrier transmission services for RSL COM and other telecommunication carriers. In the future, we intend to generate increased revenues from multiple sources, many of which are unproven, including the commercial sale of enhanced IP communications services and advertising on the Internet. We expect our revenues for the foreseeable future will be dependent on, among other factors:

     o sale of enhanced IP communications services

     o acceptance and use of Internet communications

     o continued rapid growth of the Internet consumer market

     o expansion of service offerings

     o user traffic levels

     o the effect of competition, regulatory environment, international long distance rates and access and transmission costs on our prices

     o sale of carrier transmission services

     o continued improvement of our global network quality

     o sale of Internet advertising

We may not be able to sustain our current revenues or successfully generate revenues from the sale of carrier transmission services, enhanced IP communications services and advertising on the Internet in the future.

WE CANNOT ASSURE YOU THAT A MARKET FOR OUR SERVICES WILL DEVELOP

     We are uncertain whether a market will develop for our enhanced IP communications services. Our market is new and rapidly evolving. Our ability to sell our services to new users may be inhibited by, among other factors, the reluctance of some users to switch from traditional communications carriers to IP communications carriers and by concerns with the quality of Internet and IP telephony and adequacy of security in the exchange of information over the Internet. Users in markets serviced by recently deregulated telecommunications providers are not familiar with obtaining services from competitors of these providers and may be reluctant to use new providers, such as our company. Our ability to increase revenues from enhanced IP communications services depends on the migration of traditional telephone network traffic to our IP network. We will need to devote substantial resources to educate users about the benefits of IP communications solutions in general and our services in particular. Many potential users who have already invested substantial resources in traditional telephone service may be reluctant or slow to adopt a new technology that makes their existing equipment obsolete. If users do not accept our enhanced IP communications services as a means of sending and receiving communications we will not be able to increase our number of users or successfully generate revenues in the future.

OUR FUTURE SUCCESS DEPENDS ON THE CONTINUED GROWTH IN THE USE OF THE INTERNET AS A MEANS OF COMMUNICATIONS

     If the market for IP communications, in general, and our services in particular, does not grow at the rate we anticipate, we will not be able to increase our number of users or generate revenues from our enhanced IP communications services or from advertising on the Internet at the rate we anticipate. We currently rely on revenues generated primarily from the sale of carrier transmission services but expect in the future to increasingly rely on revenues generated from enhanced IP communications services and from advertising on the Internet. To be successful, IP communications requires validation as an effective, quality means of communication and as a viable alternative to traditional telephone service. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced services are subject to a high level of uncertainty. The Internet may not prove to be a viable alternative to traditional telephone service for reasons including:

     o inconsistent quality or speed of service

     o traffic congestion on the Internet

     o potentially inadequate development of the necessary infrastructure

     o lack of acceptable security technologies

     o lack of timely development and commercialization of performance improvements

     o unavailability of cost-effective, high-speed access to the Internet

     If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by such growth, or its performance or reliability may decline. In addition, Web sites may from time to time experience interruptions in their service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays frequently occur in the future, Internet usage, as well as usage of our communications portal and our services, could be adversely affected.

IF WE DO NOT DEVELOP THE DELTATHREE.COM BRAND, WE MAY NOT BE ABLE TO IMPLEMENT OUR STRATEGY OF BECOMING A LEADING COMMUNICATIONS PORTAL

     To become a leading communications portal, we must establish and strengthen the brand awareness of the deltathree.com brand. If we fail to create and maintain brand awareness, it could adversely affect our ability to attract sufficient Web traffic and reduce our attractiveness to advertisers. Brand recognition may become more important in the future with the growing number of Internet sites and IP communications providers.

IF WE FAIL TO ESTABLISH STRATEGIC ALLIANCES, WE MAY NOT BE ABLE TO SUFFICIENTLY INCREASE OUR SALES

     We believe that our success depends, in part, on our ability to develop and maintain strategic alliances with leading Internet companies and communications equipment and software companies that will market and promote our services and build brand awareness. If we are unable to establish and maintain these relationships, we may not be able to increase sales of our services, and we may lose users.

WE HAVE A HISTORY OF LOSSES AND WE ANTICIPATE OUR LOSSES WILL CONTINUE

     We have incurred significant losses since inception, and we expect to continue to incur significant losses for the foreseeable future. We reported a net loss of approximately $6.8 million for the six months ended June 30, 1999 and a net loss of approximately $7.1 million for the year ended December 31, 1998. As of June 30, 1999, our accumulated deficit was approximately $16.4 million. Our revenues may not continue to grow or even continue at their current level. In addition, we expect our operating expenses and capital expenditures to increase significantly as we develop and expand our business. As a result, we will need to increase our revenues significantly to become profitable. In order to increase our revenues, we need to add users, thereby increasing the fees and usage charges that we collect and enabling us to generate additional advertising revenues. If our revenues do not increase as much as we expect or if our expenses increase at a greater pace than revenues, we may never be profitable or, if we become profitable, we may not be able to sustain or increase profitability on a quarterly or annual basis.

WE MAY NEED ADDITIONAL CAPITAL TO FINANCE OUR OPERATIONS IN THE FUTURE

     We intend to continue to enhance and expand our network in order to maintain our competitive position and meet the increasing demands for service quality, capacity and competitive pricing. Also, the introduction of our new enhanced IP communications services will require significant marketing and promotional expenses that we often incur before we begin to receive the related revenue. If our cash flow from operations is not sufficient to meet our capital expenditure and working capital requirements, we will need to raise additional capital from other sources. The indentures governing certain outstanding indebtedness of RSL COM restrict our ability to incur indebtedness. Consequently, if we are unable to raise additional capital through the issuance of equity, we may need to rely upon RSL COM to provide any additional capital to meet our working capital and capital expenditure requirements and we cannot assure you that RSL COM or any other third party will be willing or able to provide additional capital on favorable terms. If we are unable to obtain additional capital, we may be required to reduce the scope of our business or our anticipated growth, which would reduce our revenues.

WE MAY BE UNABLE TO MANAGE OUR EXPANSION AND ANTICIPATED GROWTH EFFECTIVELY

     We have grown and expect to continue to grow rapidly. This growth has placed, and is likely to continue to place, a significant strain on our managerial, operational and financial resources. To manage our growth, we must continue to implement and improve our operational and financial systems, as well as our managerial controls and procedures. We cannot assure you that we have made adequate allowances for the costs and risks associated with this expansion, that our systems, procedures or controls will be adequate to support our operations or that our management will be able to successfully offer and expand our services. If we are unable to effectively manage our expanding operations, our revenues may not increase, our cost of operations may rise and we may not be profitable.

POTENTIAL FLUCTUATIONS IN OUR QUARTERLY FINANCIAL RESULTS MAKE IT DIFFICULT FOR INVESTORS TO PREDICT OUR FUTURE PERFORMANCE

     Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. These factors include:

     o the rate at which we are able to attract users to purchase our enhanced IP communications services

     o the amount and timing of expenses to enhance marketing and promotion efforts and to expand our infrastructure

     o the announcement or introduction of new or enhanced services by us or our competitors

     o technical difficulties or network interruptions

     o general economic and competitive conditions specific to our industry

     We believe that quarter-to-quarter comparisons of our historical operating results may not be a good indication of our future performance, nor would our operating results for any particular quarter be indicative of our future operating results. It is likely that in some future periods our operating results may be below the expectations of public market analysts and investors. If this happens, the trading price of our common stock may fall.

WE DEPEND ON A LIMITED NUMBER OF THIRD PARTIES FOR THE OPERATION OF OUR BUSINESS

     We rely on a limited number of third parties, including our suppliers, telecommunications carriers and marketing partners, for the operation of our business. Our operations would be impaired if we are unable to obtain the services and products of the third parties upon which we are dependent.

  Suppliers

     We are dependent upon our suppliers of equipment, hardware and software to develop and maintain our network and services. In particular, we are dependent on LM Ericsson Telephone Company for the supply of Internet gateway switches. Should our suppliers cease to supply us with the equipment, hardware and software necessary for the operation of our network or to maintain our current network equipment, we may not be able to identify and integrate alternative sources of supply in a timely fashion. Any transition to alternate suppliers would likely result in delays, operational problems or increased expenses and may limit our ability to provide services to our users or expand our operations.

  Telecommunications Carriers

     We do not own any domestic or international communications lines. All of our services are provided through leased transmission lines and facilities. Consequently, we rely and will continue to rely on third party telecommunications carriers for leased transmission lines and facilities. We also rely on carriers to terminate our traffic. We do not have long-term contracts with these carriers. If any of these carriers raise their rates, change their pricing structure, provide us with a reduced amount of capacity, cease to provide the services that they currently provide to us on similar terms or suffer operational problems or failure, and we are unable to find a replacement carrier offering comparable terms in a timely manner, our services may be disrupted, our cost of operations may rise and we may not be profitable.

  Marketing Partners

     We depend, in part, on third parties to market our services. Most of these parties do not market our services on an exclusive basis. As a result, we cannot assure you that these parties will devote sufficient efforts to selling our services.

OUR NETWORK MAY NOT BE ABLE TO ACCOMMODATE OUR CAPACITY NEEDS

     We expect the volume of traffic we carry over our network to increase significantly as we expand our operations and service offerings. Our network may not be able to accommodate this additional volume. In order to ensure that we are able to handle additional traffic, we may have to enter into long-term agreements for leased capacity. To the extent that we overestimate our capacity needs, we may be obligated to pay for more transmission capacity than we actually use, resulting in costs without corresponding revenues. Conversely, if we underestimate our capacity needs, we may be required to obtain additional transmission capacity from more expensive sources. If we are unable to maintain sufficient capacity to meet the needs of our users, our reputation could be damaged and we could lose users.

WE FACE A RISK OF FAILURE OF COMPUTER AND COMMUNICATIONS SYSTEMS USED IN OUR BUSINESS

     Our business depends on the efficient and uninterrupted operation of our computer and communications systems as well as those that connect to our network. We maintain communications systems in five facilities in New York, Los Angeles, London, Frankfurt and Jerusalem. Our systems and those that connect to our network are subject to disruption from natural disasters or other sources of power loss, communications failure, hardware or software malfunction, network failures and other events both within and beyond our control. At times, we have experienced system disruptions which temporarily prevented users from using our services. Any system interruptions that cause our services to be unavailable, including significant or lengthy telephone network failures or difficulties for users in communicating through our network or portal, could damage our reputation and result in a loss of users.

OUR COMPUTER SYSTEMS AND OPERATIONS MAY BE VULNERABLE TO SECURITY BREACHES

     Our computer infrastructure is potentially vulnerable to physical or electronic computer viruses, break-ins and similar disruptive problems and security breaches which could cause interruptions, delays or loss of services to our users. We believe that the secure transmission of confidential information over the Internet, such as credit card numbers, is essential in maintaining user confidence in our services. We rely on licensed encryption and authentication technology to effect secure transmission of confidential information, including credit card numbers. It is possible that advances in computer capabilities, new technologies or other developments could result in a compromise or breach of the technology we use to protect user transaction data. A party that is able to circumvent our security systems could misappropriate proprietary information or cause interruptions in our operations. Security breaches also could damage our reputation and expose us to a risk of loss or litigation and possible liability. We cannot guarantee you that our security measures will prevent security breaches.

OUR FUTURE SUCCESS DEPENDS ON OUR KEY MANAGEMENT AND TECHNICAL PERSONNEL

     Our future success depends in significant part on the continued service of our senior management team and key technical personnel, as well as our continuing ability to attract and retain highly qualified technical, sales and managerial personnel. Competition for such personnel is intense, and we cannot assure you that we can retain our key employees or that we can attract, assimilate or retain other highly qualified technical, sales and managerial personnel. We do not carry key person life insurance on any of our senior management personnel. The inability to attract and retain qualified personnel would substantially impair our ability to manage our operations and growth.

     Our chief executive officer and chief financial officer joined us in 1999. In addition, we have recently hired and plan to hire additional technical personnel. These individuals have not previously worked together and are becoming integrated as management and technology teams. As a result, our senior managers and technical personnel may not work together effectively as a team to successfully manage our growth.

YEAR 2000 COMPLICATIONS MAY HARM OUR BUSINESS

     The "Year 2000 issue" is the result of computer systems and programs using two digits (rather than four) to identify a given year. Computer systems that have time sensitive software may interpret the date code "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations or other computer errors causing disruptions of operations. The potential for system failures encompasses all aspects of our business, including our computer systems and IP network, and could cause, among other things, disruptions in the operation of the Internet and our Web site and a temporary inability to engage in normal business activities.

     Based on our internal testing, we are not currently aware of any Year 2000 compliance issues relating to our systems that would cause disruptions in our operations or impede our ability to provide services to our users. We cannot predict the extent to which the Year 2000 issue will affect our users, vendors, suppliers or service providers, or the extent to which we would be vulnerable if such parties fail to resolve any Year 2000 issues on a timely basis. If our assessment and implementation of Year 2000 compliance is completed without identifying any material non-compliant systems operated by us or our vendors, suppliers and service providers, the most reasonably likely worst case Year 2000 scenario is a systemic failure beyond our control, such as a prolonged disruption or failure of the Internet or the telecommunications infrastructure. Any failures or disruptions could prevent us from operating our network or prevent users from accessing our Web site and services, which could result in loss of users, lost revenues, increased operating costs and material disruptions in the operation of our business.

OUR PROFITABILITY COULD SUFFER IF THIRD PARTIES INFRINGE UPON OUR PROPRIETARY TECHNOLOGY

     Our profitability could suffer if third parties infringe upon our intellectual property rights or misappropriate our technologies and trademarks for their own businesses. To protect our rights to our intellectual property, we rely on a combination of trademark and patent law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We do not currently own any issued patents or trademarks. We have pending applications for trademarks and patents in the United States and some foreign countries. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Effective trademark, copyright and trade secret protection may not be available in every country in which we offer or intend to offer our services. Failure to adequately protect our intellectual property could harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources.

OUR SERVICES MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS

     Third parties may assert claims that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them. We incorporate licensed third-party technology in some of our services. In these license agreements, the licensors have generally agreed to indemnify us with respect to any claim by a third party that the licensed software infringes any patent or other proprietary right. We cannot assure you that these provisions will be adequate to protect us from infringement claims. Any infringement claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

OPERATING INTERNATIONALLY EXPOSES US TO ADDITIONAL AND UNPREDICTABLE RISKS

     We intend to continue to enter additional markets and to expand our operations outside the United States. International operations are subject to inherent risks, including:

     o potentially weaker protection of intellectual property rights

     o political instability

     o unexpected changes in regulatory requirements and tariffs

     o fluctuations in exchange rates

     o varying tax consequences

     o uncertain market acceptance due to language differences and other factors

WE HAVE EXPERIENCED LOSSES AS A RESULT OF FRAUD

     We have experienced losses due to fraud. Callers have obtained our services without rendering payment by unlawfully using our access numbers and personal identification numbers. Although we have implemented anti-fraud measures in order to control losses relating to these practices, these measures may not be sufficient to effectively limit our exposure in the future from fraud. While we have established reserves for bad debts in accordance with historical levels of uncollectible receivables resulting primarily from these fraudulent practices, our losses may exceed our reserves and could rise significantly above anticipated levels.

INTENSE COMPETITION COULD REDUCE OUR MARKET SHARE AND HARM OUR FINANCIAL PERFORMANCE

     Competition in the market for enhanced IP communications services and carrier transmission services is becoming increasingly intense and is expected to increase significantly in the future. We expect that competition from companies both in the Internet and telecommunications industries will increase in the future. Many of our existing competitors and potential competitors have longer operating histories, broader portfolios of services, greater financial, management and operational resources, greater brand-name recognition and customer loyalty, larger subscriber bases and more experience than we have.

     If we are unable to provide competitive service offerings, we may lose existing users and be unable to attract additional users. In addition, many of our competitors enjoy economies of scale that can result in a lower cost structure for transmission and related costs, which could cause significant pricing pressures within the industry.

     In addition to these competitive factors, recent and pending deregulation in some of our markets may encourage new entrants. We cannot assure you that additional competitors will not enter markets that we plan to serve or that we will be able to compete effectively.

DECREASING TELECOMMUNICATIONS RATES MAY DIMINISH OR ELIMINATE OUR COMPETITIVE PRICING ADVANTAGE

     Decreasing telecommunications rates may diminish or eliminate the competitive pricing advantage of our enhanced IP communications services and carrier transmission services. International and domestic telecommunications rates have decreased significantly over the last few years in most of the markets in which we operate, and we anticipate that rates will continue to be reduced in all of the markets in which we do business or expect to do business. Users who select our enhanced IP communications services to take advantage of the current pricing differential between traditional telecommunications rates and our rates may switch to traditional telecommunications carriers as such pricing differentials diminish or disappear, and we will be unable to use such pricing differentials to attract new customers in the future. In addition, our ability to market our carrier transmission services to telecommunications carriers depends upon the existence of spreads between the rates offered by us and the rates offered by traditional telecommunications carriers, as well as a spread between the retail and wholesale rates charged by the carriers from which we obtain wholesale service. Continued rate decreases will require us to lower our rates to remain competitive and will reduce or possibly eliminate our gross profit from our carrier transmission services. If telecommunications rates continue to decline, we may lose users for our enhanced IP communications services and carrier transmission services.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES RELATING TO INTERNET TELEPHONY COULD HARM OUR BUSINESS

     Traditionally, voice communications services have been provided by regulated telecommunications common carriers. We offer voice communications to the public for international and domestic calls using IP telephony, and we do not operate as a licensed telecommunications common carrier in any jurisdiction. We may qualify for certain exemptions from telecommunications common carrier regulation in many of our markets. However, the legal status of our services is generally uncertain and may be subject to change as a result of future regulatory action, judicial decisions or legislation in any of the jurisdictions in which we operate.

     Established regulated telecommunications carriers have sought and may continue to seek regulatory actions to restrict the ability of companies such as our company to provide services or to increase the cost of providing such services. In addition, regulators may distinguish phone-to-phone telephony service using IP technologies over privately-managed networks such as our services from integrated PC-to-PC and PC-originated voice services over the Internet, and treat the former as regulated common carrier services and the latter as unregulated enhanced or information services.

     Application to us of new regulatory restrictions or requirements could increase our costs of doing business and prevent us from delivering our services by our current arrangements. In such event, we would consider a variety of alternative arrangements for providing our services, including obtaining appropriate regulatory authorizations for our local network partners or ourselves, changing our service arrangements with RSL COM for a particular country or limiting our service offerings. Such regulations could limit our service offerings, raise our costs and restrict our pricing flexibility, and potentially limit our ability to compete effectively. Further, regulations and laws which affect the growth of the Internet could hinder our ability to provide our services over the Internet.

WE MAY NOT BE ABLE TO KEEP PACE WITH RAPID TECHNOLOGICAL CHANGES IN THE COMMUNICATIONS INDUSTRY

     Our industry is subject to rapid technological change. We cannot predict the effect of technological changes on our business. In addition, widely accepted standards have not yet developed for the technologies we use. We expect that new services and technologies will emerge in the market in which we compete. These new services and technologies may be superior to the services and technologies that we use, or these new services may render our services and technologies obsolete.

     To be successful, we must adapt to our rapidly changing market by continually improving and expanding the scope of services we offer and by developing new services and technologies to meet customer needs. Our success will depend, in part, on our ability to license leading technologies and respond to technological advances and emerging industry standards on a cost-effective and timely basis. We will need to spend significant amounts of capital to enhance and expand our services to keep pace with changing technologies.

RISKS RELATED TO OUR RELATIONSHIP WITH RSL COM

WE DEPEND ON SALES TO RSL COM

     We currently depend on sales to RSL COM, our controlling stockholder, for a substantial majority of our revenues. RSL COM accounted for 37.6%, 69.1% and 72.7% of our revenues for the years ended December 31, 1997 and December 31, 1998 and for the six months ended June 30, 1999. RSL COM is not contractually required to purchase services from us. RSL COM resells a significant portion of the carrier transmission services it purchases from us to third parties. Although we could market our services directly to these third parties if RSL COM ceased purchasing services from us, we cannot assure you that we would succeed in attracting these customers or that these customers would purchase our services in the same volume or on the same terms as from RSL COM.

WE DEPEND ON THE SERVICES RSL COM PROVIDES TO US

     We are currently dependent upon RSL COM for leased line capacity, data communications facilities, traffic termination services and physical space for our equipment. Through our relationship with RSL COM, which owns or leases substantial bandwidth for its own business, we have access to bandwidth. We are able to take advantage of RSL COM's volume discounts and achieve cost efficiencies that we could not achieve on our own. Although we have entered into a services agreement with RSL COM for it to provide these services through 2004, if RSL COM becomes unwilling or unable to provide its current level of services to us during the term of such agreement or thereafter, we may not be able to find replacement service providers on a timely basis. If we are required to change providers, we would likely experience delays, operational difficulties and increased expenses, and our ability to provide services to our users or expand our operations may be impaired.

RSL COM HAS SIGNIFICANT CONTROL OVER OUR COMPANY

     After completion of this offering, RSL COM will own all of our Class B
common stock and will therefore own approximately   % of the voting power of our
company, or approximately   % of the voting power if the underwriters'
over-allotment option is exercised in full.

     As long as RSL COM continues to beneficially own shares of capital stock representing more than 50% of the voting power of our outstanding capital stock, RSL COM will be able to exercise a controlling influence over decisions affecting our company, including:

     o composition of our board of directors and, through it, the direction and policies of our company, including the appointment and removal of officers

     o mergers or other business combinations involving our company

     o acquisitions or dispositions of assets by our company

     o future issuances of capital stock or other securities by our company

     o incurrence of debt by our company

     o amendments, waivers and modifications to any agreements between us and RSL COM

     o payment of dividends on our capital stock

     o approval of our business plans and general business development

In addition, four of our six directors are officers and/or directors of RSL COM. As a result, the ability of any of our other stockholders to influence the management of our company is limited, which could have an adverse effect on the market price of our stock.

WE ARE SUBJECT TO THE COVENANTS OF RSL COM'S INDENTURES WHICH RESTRICT OUR ABILITY TO CONDUCT OUR BUSINESS

     We are subject to covenants by reason of our status as a restricted subsidiary of RSL COM under the indentures that govern a substantial amount of RSL COM's debt. These restrictions significantly limit the ability of RSL COM and its restricted subsidiaries, including our company, to incur additional indebtedness or create liens on their assets. Effectively, our ability to incur indebtedness is limited by the amount of indebtedness that RSL COM and its restricted subsidiaries, including our company, are permitted to incur under the indentures. In addition, such restrictions also limit our ability to pay dividends or make other distributions in respect of our capital stock, sell assets, engage in mergers or acquisitions or make some types of investments. Such restrictions also limit the ability of a third party to acquire a controlling interest in our company. These restrictions may prohibit transactions that would otherwise be beneficial to our company.

THE INTERESTS OF RSL COM MAY CONFLICT WITH OUR INTERESTS

     The interests of RSL COM, our controlling stockholder and principal customer, may conflict with our interests. We have entered into a services agreement with RSL COM for the provision of traffic termination services, colocation rights and other network support services. We provide carrier transmission services to RSL COM. Because of these transactions and RSL COM's controlling position in our company, conflicts of interest could arise relating to the nature, quality and pricing of services or products provided by us to RSL COM or by RSL COM to us, any payment of dividends by us to RSL COM, any prepayment of the borrowings by us from RSL COM and general issues relating to maintaining or increasing our profitability.

     Four of our six directors are officers and/or directors of RSL COM. Our directors who are also directors or officers of RSL COM will have obligations to both companies and may have conflicts of interest with respect to matters potentially or actually involving or affecting us, such as acquisitions, financings or other corporate opportunities that may be suitable for both us and RSL COM. Some of these individuals and a number of our executive officers own substantial amounts of RSL COM capital stock and/or options for shares of RSL COM capital stock. Although we believe that these directors and officers will be able to fulfill their fiduciary duties to our stockholders despite their positions with RSL COM and their ownership of RSL COM capital stock and options, there could be potential conflicts of interest when these directors and officers are faced with decisions that could have different implications for our company and RSL COM.

RSL COM MAY COMPETE WITH OUR COMPANY

     RSL COM is in the communications business. Under the services agreement between us and RSL COM, RSL COM is prohibited from competing with us in providing Internet telephony services as described in the services agreement. However, this non-competition provision terminates on the second anniversary of the date of the services agreement and the scope of such provision is subject to important limitations set forth in the services agreement. For a description of the terms of the non-competition provision, see "Related Party Transactions--RSL COM--Services Agreement--Non-Competition."

RSL COM'S CLASS B COMMON STOCK MAY BE TRANSFERRED TO A THIRD PARTY THAT WOULD EFFECTIVELY CONTROL US

     Although our Class B common stock generally converts to common stock automatically upon transfer, RSL COM may transfer our Class B common stock to permitted transferees, including entities controlled by RSL COM or its principal stockholder, Ronald S. Lauder, and successors in interest of RSL COM. As a result, a third party could acquire our Class B common stock and may become party to our intercompany agreements. We cannot assume that a third party would maintain good relations with us or maintain or renew our agreements with RSL COM.

RISKS RELATED TO THIS OFFERING

FUTURE SALES OF CAPITAL STOCK MAY ADVERSELY AFFECT OUR STOCK PRICE

     Future sales of capital stock in the market after this offering or the perception that such sales could occur may adversely affect the market price of our stock and make it difficult for us to raise additional capital through the sale of equity at prices acceptable to us. Following this offering, we will have
approximately        shares of common stock and                   shares of
Class B common stock outstanding, or approximately        shares of common stock
and                   shares of Class B common stock outstanding if the
underwriters exercise their over-allotment option in full. Of these shares, persons other than our affiliates (as this term is defined under the Securities Act, and which includes RSL COM) may freely transfer the shares of common stock sold in this offering without restriction or further registration under the Securities Act. However, we have given RSL COM both demand and piggyback registration rights with respect to common stock into which Class B common stock will convert. For more information about these registration rights, see "Related Party Transactions--Registration Rights Agreement."

     We have agreed that, without the prior written consent of Lehman Brothers Inc., we will not, directly or indirectly, offer, sell or otherwise dispose of any shares of capital stock or any securities which may be converted into or exchanged for any shares of capital stock for a period of 180 days from the date of this prospectus. We, RSL COM and all of our officers and directors have agreed under lock-up agreements that, without the prior written consent of Lehman Brothers, they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of capital stock or any securities which may be converted into or exchanged for any shares of capital stock for a period of 180 days from the date of this prospectus, except that RSL COM may sell shares of Class B common stock to a purchaser or purchasers of the shares who agree to be bound by the same restrictions that bind RSL COM. Individuals participating in the directed share program and holders of options to purchase our common stock on the closing of this offering (other than those subject to the 180-day lock-up) will be prohibited from disposing shares of common stock for a period of 90 days after the date of this prospectus. Shares of capital stock subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to limitations imposed by Rule 144 under the Securities Act for holders who are our affiliates.

YOU WILL EXPERIENCE IMMEDIATE AND SIGNIFICANT DILUTION OF BOOK VALUE PER SHARE

     The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of the outstanding common stock immediately after this offering. Therefore, based upon an assumed initial
public offering price of $      per share, if you purchase our common stock in
this offering, you will incur immediate dilution of approximately $       in the
net tangible book value per share of common stock from the price you pay for our common stock in this offering.

A THIRD PARTY MAY BE DETERRED FROM ACQUIRING OUR COMPANY

     The disproportionate voting rights of our Class B common stock relative to our common stock could delay, deter or prevent a third party from attempting to acquire control of us. This provision may have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of our company, even though such a change in ownership would be economically beneficial to our company and our stockholders.

WE CANNOT GUARANTEE THAT A TRADING MARKET WILL DEVELOP FOR OUR COMMON STOCK

     There has not been a public market for our common stock. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price will be determined by negotiation between the representative of the underwriters and us and may not be indicative of prices that will prevail in the trading market.

POSSIBLE VOLATILITY OF OUR STOCK PRICE COULD ADVERSELY AFFECT OUR STOCKHOLDERS

     The market price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as:

     o actual or anticipated variations in our quarterly operating results or those of our competitors

     o announcements by us or our competitors of technological innovations

     o new products or services

     o changes in financial estimates by securities analysts

     o conditions or trends in the Internet industry

     o changes in the market valuations of other Internet companies

     o announcements by us or our competitors of significant acquisitions

     o strategic partnerships or joint ventures

     o additions or departures of key personnel

     o sales of our capital stock

Many of these factors are beyond our control and may materially adversely affect the market price of our common stock regardless of our performance.

     Investors may not be able to resell their shares of our common stock following periods of volatility because of the market's adverse reaction to such volatility. In addition, the stock market in general, and the market for Internet-related and technology companies in particular, has been highly volatile. The trading prices of many Internet-related and technology companies' stocks have reached historical highs within the last 52 weeks and have reflected relative valuations substantially above historical levels. During the same period, such companies' stocks have also been highly volatile and have recorded lows well below such historical highs. We cannot assure you that our stock will trade at the same levels of other Internet stocks or that Internet stocks in general will sustain their current market prices.

WE DO NOT INTEND TO PAY DIVIDENDS

     We have never declared or paid any cash dividends on our common stock. We intend to retain any future earnings to finance our operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future. In addition, indentures governing outstanding indebtedness of RSL COM restrict our ability to declare or pay cash dividends, and, for the foreseeable future, effectively prohibit such payments or declarations.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that address, among other things: e-commerce strategy; communications strategy; development of services; expansion strategy; use of proceeds; projected capital expenditures; liquidity; development of additional revenue sources; development and expansion of alliances; market acceptance of Internet telephony; technological advancement; ability to develop "brand" awareness and global expansion. These statements may be found in the sections of this prospectus entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and in this prospectus generally. Our actual results could differ materially from those anticipated in these forward-looking statements as of result of various factors, including all the risks discussed in "Risk Factors" and elsewhere in this prospectus.

     We urge you to consider that statements which use the terms "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. We do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     Market data and forecasts used in this prospectus, including, for example, estimates of growth in the Internet, have been obtained from independent industry sources. Although we believe these sources are reliable, we do not guarantee the accuracy and completeness of historical data obtained from these sources, and we have not independently verified these data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size.

                                USE OF PROCEEDS

     We estimate that the net proceeds we will receive from the sale of the
       shares of common stock will be approximately $       million
(approximately $       if the underwriters exercise their over-allotment option
in full) after deducting the underwriting discount and estimated expenses of this offering.

     We expect to use the net proceeds from this offering for working capital requirements, capital expenditures and general corporate purposes. We expect that we will use a portion of the net proceeds to develop additional enhanced IP communications services, fund advertising and marketing activities and pursue strategic and marketing alliances. As of the date of this prospectus, we have not made any specific expenditure plans with respect to the proceeds of this offering and, accordingly, we cannot specify with certainty the allocation of the net proceeds we will have upon completion of this offering.

     Pending such uses, we intend to invest the net proceeds in interest-bearing, investment-grade instruments, certificates of deposit, or direct or guaranteed obligations of the United States.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock. We do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance our operations and to expand our business. In addition, indentures governing outstanding indebtedness of RSL COM restrict our ability to declare or pay cash dividends, and, for the foreseeable future, effectively prohibit such payments or declarations. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, operating results, capital requirements and other factors that our board of directors considers appropriate.

                                   CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 1999. Our capitalization is presented:

     o on an actual basis

     o on an as adjusted basis to give effect to:

          o the amendment of our certificate of incorporation to provide for two classes of common stock (common stock and Class B common stock) and preferred stock

          o the conversion of each share of our existing common stock into one share of Class B common stock

          o the sale of    shares of common stock offered by us in this offering
            at an assumed initial public offering price of $      per share
            after deducting the underwriting discount and estimated expenses of this offering

The table excludes      shares of common stock issuable upon the exercise of
options outstanding as of June 30, 1999 under our 1999 Stock Incentive Plan and our 1999 Directors' Plan at a weighted average exercise price of $ per share.

     Please read this table together with the sections of this prospectus entitled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included in this prospectus.

                                                                                                    AS OF
                                                                                                JUNE 30, 1999
                                                                                           ------------------------
                                                                                            ACTUAL      AS ADJUSTED
                                                                                           ---------    -----------
                                                                                                (IN THOUSANDS)
Cash and cash equivalents...............................................................   $   1,396
                                                                                           ---------     ---------
                                                                                           ---------     ---------
Long-term debt due to affiliates........................................................   $   9,616
                                                                                           ---------     ---------
Stockholders' equity:
  Preferred stock, $0.001 par value per share;
     no shares authorized (actual) and      shares authorized (as adjusted); no shares
     issued and outstanding (actual and as adjusted)....................................           -
  Common stock, $0.001 par value per share;
     20,000,000 shares authorized (actual) and      shares authorized (as adjusted);
     7,875,554 shares issued and outstanding (actual) and             shares issued and
     outstanding (as adjusted)..........................................................           8
  Class B common stock, $0.001 par value per share;
     no shares authorized (actual) and      shares authorized (as adjusted); no shares
     issued and outstanding (actual) and      shares issued and outstanding (as
     adjusted)..........................................................................           -
Additional paid-in capital..............................................................      33,828
Deferred compensation...................................................................      (9,672)
Accumulated deficit.....................................................................     (16,441)
                                                                                           ---------     ---------
  Total stockholders' equity............................................................       7,723
                                                                                           ---------     ---------
     Total capitalization...............................................................   $  17,339
                                                                                           ---------     ---------
                                                                                           ---------     ---------

                                    DILUTION

     As of June 30, 1999, our consolidated net tangible book value was $  , or
$ per share of capital stock. "Consolidated net tangible book value per share" represents the total amount of our consolidated tangible assets reduced by the amount of our consolidated liabilities and divided by the number of shares of
capital stock outstanding. After giving effect to the sale of      shares of
common stock in this offering and application of the net proceeds from this offering, after deducting estimated underwriting discount and estimated expenses of this offering, our consolidated net tangible book value at June 30, 1999 would have been approximately $ , or $ per share. This represents an immediate increase in consolidated net tangible book value of approximately $ per share to RSL COM and an immediate dilution of $ per share to new investors.

     "Dilution per share" represents the difference between the price per share to be paid by new investors and the consolidated net tangible book value per share immediately after this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share............................                $
  Consolidated net tangible book value per share at June 30, 1999..........
  Increase in consolidated net tangible book value per share attributable to new investors......................................................
Consolidated net tangible book value per share after this offering.........
                                                                                           ------------
Dilution per share to new investors........................................                $
                                                                                           ------------
                                                                                           ------------

     The following table summarizes, as of June 30, 1999, the differences between the total consideration paid and the average price per share paid by RSL and the new investors with respect to the number of shares of common stock
purchased from us. The table excludes        shares of common stock issuable
upon the exercise of options outstanding as of June 30, 1999 under our 1999 Stock Incentive Plan and our 1999 Directors' Plan at a weighted average exercise price of $ per share.

                                                                                          TOTAL
                                                               SHARES PURCHASED       CONSIDERATION
                                                               -----------------    -----------------    AVERAGE PRICE
                                                               NUMBER    PERCENT    AMOUNT    PERCENT    PER SHARE
                                                               ------    -------    ------    -------    -------------
RSL COM.....................................................                   %     $              %        $
New investors...............................................
                                                                ----      -----      ----      -----
  Total.....................................................              100.0%     $         100.0%
                                                                ----      -----      ----      -----
                                                                ----      -----      ----      -----

                      SELECTED CONSOLIDATED FINANCIAL DATA

     We derived the selected consolidated financial data presented below from our consolidated financial statements and related notes included in this prospectus. You should read the selected consolidated financial data together with our consolidated financial statements and related notes and the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, independent certified public accountants, audited our historical financial statements for the period June 1996 (inception) through December 31, 1996 and as of and for the years ended December 31, 1997 and 1998. Their report appears elsewhere in this prospectus. The selected balance sheet data as of December 31, 1996 is derived from an audited financial statement not included in this prospectus.

     Statement of operations data and balance sheet data as of and for the six months ended June 30, 1998 and 1999 have been derived from our unaudited consolidated financial statements that have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended June 30, 1998 and 1999 are not necessarily indicative of the results that may be expected for the full year.

                                                       PERIOD FROM
                                                        JUNE 1996          YEAR ENDED DECEMBER      SIX MONTHS ENDED
                                                       (INCEPTION) TO              31,                  JUNE 30,
                                                       DECEMBER 31,        -------------------     -------------------
                                                           1996             1997        1998        1998        1999
                                                       ---------------     -------     -------     -------     -------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Affiliates.......................................       $      --        $   468     $ 3,896     $ 1,210     $ 3,086
  Non-affiliates...................................               1            778       1,742         961       1,157
                                                          ---------        -------     -------     -------     -------
    Total revenues.................................               1          1,246       5,638       2,171       4,243
Costs and operating expenses:
  Cost of revenues.................................              --         (1,065)     (4,657)     (1,738)     (3,314)
  Research and development expenses................              --           (294)       (651)       (549)       (429)
  Selling and marketing expenses...................              --           (632)     (2,431)       (918)     (1,461)
  General and administrative expenses..............            (179)        (1,388)     (1,842)       (596)     (1,414)
  Non-cash compensation expense....................              --             --        (743)       (485)     (2,126)
  Amortization of goodwill.........................              --           (197)     (2,472)       (957)     (1,516)
                                                          ---------        -------     -------     -------     -------
    Total costs and operating expenses.............            (179)        (3,576)    (12,796)     (5,243)    (10,260)
                                                          ---------        -------     -------     -------     -------
Loss from operations...............................            (178)        (2,330)     (7,158)     (3,072)     (6,017)
Interest income (expense), net.....................              --            (38)       (186)         66        (757)
Minority interests.................................              --             --         223          --          --
                                                          ---------        -------     -------     -------     -------
Net loss...........................................       $    (178)       $(2,368)    $(7,121)    $(3,006)    $(6,774)
                                                          ---------        -------     -------     -------     -------
                                                          ---------        -------     -------     -------     -------
Net loss per share--basic and diluted..............       $   (0.07)       $ (0.47)    $ (0.92)    $ (0.39)    $ (0.86)
Weighted average shares outstanding--basic and
  diluted..........................................           2,584          4,986       7,749       7,622       7,876

                                                                    AS OF DECEMBER 31,            AS OF JUNE 30,
                                                               ----------------------------     --------------------
                                                               1996      1997        1998        1998         1999
                                                               ----     -------     -------     -------     --------
                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..................................    $130     $ 3,196     $ 1,357     $ 1,346     $  1,396
Working capital (deficiency)...............................      70       2,763      (3,232)        427       (2,656)
Total assets...............................................     396       8,403      25,676      18,987       24,452
Long-term debt due to affiliates...........................     344          --       5,107          --        9,616
Total stockholder's equity (deficiency)....................     (30)      6,272      12,370      16,227        7,723

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes thereto included in another part of this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in those forward-looking statements as a result of certain factors, including those set forth in the section of this prospectus entitled "Risk Factors."

OVERVIEW

     We are a leading provider of IP telephony services and other enhanced, Web-based communications services to individuals and businesses worldwide. We were founded in June 1996 to capitalize on the growth of the Internet as a communications tool. In July 1997, RSL COM acquired a majority interest in our company, and in April 1998, we became a wholly-owned subsidiary of RSL COM after RSL COM acquired the remaining outstanding shares of our capital stock from third parties.

     Since our inception, our primary activities have included:

     o developing our business model

     o hiring management and other key personnel

     o building our IP network

     o offering PC-to-phone, phone-to-phone and carrier transmission services

     o entering into strategic alliances

     o developing new services

     o developing our interactive communications portal and customer care center

     Since RSL COM's investment in our company in July 1997, we have relied on RSL COM almost exclusively for our financing needs. With the proceeds of this offering, we will be less dependent upon RSL COM for our immediate funding needs. For these and other reasons described in this prospectus, our historical operating results may not necessarily be indicative of our future operating performance.

     In addition, since RSL COM's investment in our company, we have provided RSL COM with a majority of our network capacity which has enabled us to maximize the use of our available network capacity. We currently generate revenues primarily from carrier transmission services for RSL COM and other telecommunications carriers. As we continue to expand our marketing and promotional efforts to target individuals and businesses, we expect this revenue mix to shift to our enhanced IP communications services, including PC-to-phone, unified messaging, Click IT, phone-to-phone and global roaming, and thereby minimize our reliance upon carrier transmission services for our revenues.

  Revenues

     Revenues are derived from affiliates and non-affiliates. Revenues from affiliates consist of revenues received from RSL COM for carrier transmission services we provide to RSL COM. The majority of the services we provide to RSL COM are resold by RSL COM to other communications companies, and the remainder are used directly by RSL COM's customers. Revenues from non-affiliates consist of revenues from carriers other than RSL COM for carrier transmission services and revenues from users of our enhanced IP communications services, including PC-to-phone and phone-to-phone. All revenues are recognized as the service is performed. Revenues are currently derived from usage charges on a per minute basis.

  Costs and Operating Expenses

     Costs and operating expenses consist of cost of revenues, research and development expenses, selling and marketing expenses, general and administrative expenses and amortization of goodwill.

     o Cost of revenues consist primarily of access, termination and transmission costs paid to carriers that we incur when providing enhanced IP communications services and fixed costs associated with leased transmission lines. During 1998, we incurred extraordinary costs in integrating the hardware and software purchased from Ericsson into our network, and anticipate that we will incur additional costs through the end of 1999. To compensate us for our costs, Ericsson agreed to provide us at no cost with network telecommunications equipment with a fair market value of $3 million, representing Ericsson's participation in such research and development costs, which we recognize as an offset to cost of revenues and research and development expenses as they are incurred.

     o Research and development expenses consist primarily of costs associated with establishing our network and the initial testing of our services and compensation expenses of software developers involved in new product development and software maintenance. In the future, these expenses may fluctuate as a percentage of revenue depending on the project undertaken during the reporting period. Since our inception, we have expensed all research and development costs in each of the periods in which they were incurred.

     o Selling and marketing expenses consist primarily of advertising and promotional expenses incurred to attract potential users and network partners. We expect to substantially increase our selling and marketing expenses as we increase our marketing efforts in order to grow our user base and increase the frequency of use by our registered users and new users of our services. We anticipate that as we add new paid users we will be able to spread these costs over a larger revenue base and accordingly improve our operating margins.

     o General and administrative expenses consist primarily of compensation and benefits for management, finance and administrative personnel, occupancy costs, depreciation of fixed assets and legal and accounting fees. We expect to hire additional personnel and to incur expenses associated with being a public company, including costs of directors' and officers' insurance and increased legal and accounting fees.

     o Amortization of goodwill consists of amortization of the goodwill related to the purchase by RSL COM of all of the outstanding shares of our capital stock. The acquisition of our company by RSL COM has been accounted for in our consolidated financial statements as an increase in both goodwill and additional paid-in capital of approximately
       $15.2 million. The goodwill is being amortized by us over a five-year period.

     We have not recorded any income tax benefit for net losses and credits incurred for any period from inception to June 30, 1999. The utilization of these losses and credits depends on our ability to generate taxable income in the future. Because of the uncertainty of our generating taxable income, we have recorded a full valuation allowance with respect to these deferred assets.

     We have a diverse global user base for our enhanced IP communications services. As of September 1, 1999, we had more than 680,000 users worldwide, approximately 75% of which were located outside the United States.

RESULTS OF OPERATIONS

     The following table sets forth the statement of operations data presented as a percentage of revenues for the periods indicated:

                                                                              YEAR ENDED                   SIX MONTHS
                                                                             DECEMBER 31,                ENDED JUNE 30,
                                                                           ----------------    ----------------------------------
                                                                            1997      1998        1998               1999
                                                                           ------    ------    ---------------    ---------------
Revenues:
  Affiliates............................................................     37.6%     69.1%          55.7%              72.7%
  Non-affiliates........................................................     62.4      30.9           44.3               27.3
                                                                           ------    ------        -------            -------
     Total revenues.....................................................    100.0     100.0          100.0              100.0
Costs and operating expenses:
  Cost of revenues......................................................     85.5      82.6           80.0               78.1
  Research and development expenses.....................................     23.6      11.5           25.3               10.1
  Selling and marketing expenses........................................     50.7      43.1           42.3               34.5
  General and administrative expenses...................................    111.4      32.7           27.4               33.3
  Non-cash compensation expense.........................................       --      13.2           22.4               50.1
  Amortization of goodwill..............................................     15.9      43.9           44.1               35.7
                                                                           ------    ------        -------            -------
     Total costs and operating expenses.................................    287.1     227.0          241.5              241.8
                                                                           ------    ------        -------            -------
Loss from operations....................................................   (187.1)   (127.0)        (141.5)            (141.8)
Interest income (expense), net..........................................     (3.0)     (3.3)           3.0              (17.8)
Minority interests......................................................       --       4.0             --                 --
                                                                           ------    ------        -------            -------
Net loss................................................................   (190.1)%  (126.3)%       (138.5)%           (159.6)%
                                                                           ------    ------        -------            -------
                                                                           ------    ------        -------            -------

SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO SIX MONTHS ENDED JUNE 30, 1998

  Revenues

     Affiliates. Revenues from affiliates were $3.1 million for the six months ended June 30, 1999 compared to $1.2 million for the six months ended June 30, 1998, an increase of $1.9 million, or 155.2%. The increase in revenues from affiliates was due to an increase in sales of our services to RSL COM. The increase in sales to RSL COM was due to the growth in our network resulting in our ability to provide additional capacity to RSL COM and an increase in demand for our services from RSL COM.

     Non-affiliates. Revenues from non-affiliates were $1.2 million for the six months ended June 30, 1999 compared to $961,212 for the six months ended
June 30, 1998, an increase of $195,627, or 20.4%. Revenues from carrier transmission services for telecommunications carriers other than RSL COM were $487,494 for the six months ended June 30, 1999 compared to $85,147 for the six months ended June 30, 1998, an increase of $402,347, or 472.5%. The increase was due primarily to an increased demand from a larger customer base. Revenues from enhanced IP communications services were $652,581 for the six months ended
June 30, 1999 compared to $528,405 for the six months ended June 30, 1998, an increase of $124,176, or 23.5%. The increase in revenues from enhanced IP communications services was due to a greater number of PC-to-phone and phone-to-phone calls being placed by an increasing user base.

     Revenues from carrier transmission services to RSL COM and other telecommunications carriers accounted for 84.2% and 59.6% of revenues for the periods ended June 30, 1999 and June 30, 1998, respectively. Other than RSL COM, no other customer accounted for greater than 5% of our revenues during these periods. We expect that revenues from carrier transmission services to RSL COM and other carriers will continue to account for a majority of our revenues through at least the end of 2000.

  Costs and Operating Expenses

     Cost of revenues. Cost of revenues were $3.3 million for the six months ended June 30, 1999 compared to $1.7 million for the six months ended June 30, 1998. During the six months ended June 30, 1999, we recognized $299,136 as the reimbursement of certain costs from Ericsson, our primary equipment vendor. Such reimbursement reduced our cost of revenues during the six months ended June 30, 1999. Excluding this reimbursement, cost of revenues would have been $3.6 million, an increase of $1.9 million, or 107.9%. The increase in cost of revenues (excluding the reimbursement) was due primarily to the increased costs associated with the increase in carrier transmission services.

     Research and development expenses. Research and development expenses were $428,700 for the six months ended June 30, 1999 compared to $549,484 for the six months ended June 30, 1998. During the six months ended June 30, 1999, we recognized reimbursement from Ericsson for expenses we incurred in research and development of $460,285. Excluding this reimbursement, research and development costs would have been $888,985, an increase of $339,501, or 61.8%. The increase in research and development expenses (excluding the reimbursement) was due to greater costs incurred in hiring personnel to develop new services and enhancements to our existing services.

     Selling and marketing expenses. Selling and marketing expenses were $1.5 million for the six months ended June 30, 1999 compared to $918,304 for the six months ended June 30, 1998, an increase of $542,732, or 59.1%. The increase in selling and marketing expenses was due to the expansion of our marketing and promotional activities. Selling and marketing expenses for the six months ended June 30, 1998 include expenses related to a promotional campaign we conducted during this period.

     General and administrative expenses. General and administrative expenses were $1.4 million for the six months ended June 30, 1999 compared to $595,515 for the six months ended June 30, 1998, an increase of $817,985, or 137.4%. The increase in general and administrative expenses was primarily due to additional personnel and increased occupancy costs. We expect that general and administrative expenses will continue to increase as we pay executive compensation previously paid by RSL COM.

     Non-cash compensation expenses. Non-cash compensation expenses were $2.1 million for the six months ended June 30, 1999 compared to $485,508 for the six months ended June 30, 1998, an increase of $1.6 million, or 338.0%. The increase in non-cash compensation expenses was due to the recognition of compensation expense for grants of employee stock options and units.

     Amortization of goodwill. Amortization of goodwill was $1.5 million for the six months ended June 30, 1999 compared to $956,564 for the six months ended June 30, 1998, an increase of $559,193 or 58.5%. The increase in amortization of goodwill was due to an increase in goodwill which grew significantly during 1998 as a result of RSL COM acquiring the remaining outstanding shares of our company.

  Loss from Operations

     Loss from operations was $6.0 million for the six months ended June 30, 1999 compared to approximately $3.1 million for the six months ended June 30, 1998, an increase of $2.9 million,or 95.8%. The increase in loss from operations was due primarily to the increase in costs and operating expenses and to a decrease in prices we charged for carrier transmission services. We expect to continue to incur losses for the foreseeable future.

  Interest Income (Expense), Net

     Interest expense, net was $757,039 for the six months ended June 30, 1999 compared to interest income of $66,080 for the six months ended June 30, 1998, an increase of $823,119. The increase in interest expense was due to increased borrowings from RSL COM and Ericsson to finance our working capital and capital expenditure requirements.

  Net Loss

     Net loss was $6.8 million for the six months ended June 30, 1999 compared to $3.0 million for the six months ended June 30, 1998, an increase of $3.8 million, or 125.3%. The increase in net loss was due to the foregoing factors.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

  Revenues

     Affiliates. Revenues from affiliates were $3.9 million for the year ended December 31, 1998 compared to $467,842 for the year ended December 31, 1997, an increase of $3.4 million, or 732.8%. The increase in revenues from affiliates was due to an increase in sales of our services to RSL COM. The increase in sales to RSL COM was attributable to the growth in our network resulting in our ability to provide additional capacity to RSL COM and an increase in demand for our services from RSL COM.

     Non-affiliates. Revenues from non-affiliates were $1.7 million for the year ended December 31, 1998 compared to $777,799 for the year ended
December 31, 1997, an increase of $964,142, or 124.0%. Revenues from carrier transmission services for telecommunications carriers other than RSL COM were $174,588 for the year ended December 31, 1998 compared to $56,882 for the year ended December 31, 1997, an increase of $117,706, or 206.9%. Revenues from enhanced IP communications services were $1.2 million for the year ended December 31, 1998 compared to $202,643 for the year ended December 31, 1997, an increase of $951,151, or 469.4%. The increase in revenues from carrier transmission and enhanced IP communications services was due to an increase in the destinations we could terminate traffic to as a result of the expansion of our network and an increasing user base. Revenues from equipment sales were $270,644 for the year ended December 31, 1998 compared to $498,504 for the year ended December 31, 1997, a decrease of $227,860, or 45.7%. The decrease was due primarily to our decision to focus on enhanced IP communications services rather than equipment sales. Equipment sales are not expected to constitute a material portion of revenues in the future.

  Costs and Operating Expenses

     Cost of revenues. Cost of revenues were $4.7 million for the year ended December 31, 1998 compared to $1.1 million for the year ended December 31, 1997. For the year ended December 31, 1998, we recognized $694,250 as the reimbursement for certain costs from Ericsson. Excluding this reimbursement, cost of revenues would have totalled $5.4 million, an increase of $4.3 million, or 402.5%. The increase in cost of revenues (excluding the reimbursement) was due primarily to the increased costs associated with the significant increase in carrier transmission services.

     Research and development expenses. Research and development expenses were $650,140 for the year ended December 31, 1998 compared to $294,150 for the year ended December 31, 1997. For the year ended December 31, 1998, we recognized reimbursement from Ericsson for expenses we incurred in research and development of $901,385. Excluding this reimbursement, research and development expenses would have been $1.6 million, an increase of $1.3 million, or 427.5%. The increase in research and development expenses (excluding the reimbursement) was due to greater costs incurred in hiring personnel to develop new services and enhancements to our existing services.

     Selling and marketing expenses. Selling and marketing expenses were $2.4 million for the year ended December 31, 1998 compared to $631,970 for the year ended December 31, 1997, an increase of $1.8 million, or 284.7%. The increase in selling and marketing expenses was due to the expansion of our marketing and promotional activities.

     General and administrative expenses. General and administrative expenses for the year ended December 31, 1998 were $1.8 million compared to $1.4 million for the year ended December 31, 1997, an increase of $454,764, or 32.8%. The increase in general and administrative expenses was primarily due to additional personnel and increased occupancy costs.

     Non-cash compensation expense. Non-cash compensation expenses were $742,780 for the year ended December 31, 1998 compared to zero for the year ended December 31, 1997. The increase in non-cash compensation expense was due to the recognition of compensation expense for grants of employee stock units.

     Amortization of goodwill. Amortization of goodwill was $2.5 million for the year ended December 31, 1998 compared to $197,249 for the year ended December 31, 1997, an increase of $2.3 million or 1,153.3%. The increase in amortization of goodwill is due to an increase in goodwill which grew significantly during 1998 as a result of RSL COM acquiring the remaining outstanding shares of our company.

  Loss from Operations

     Loss from operations was $7.2 million for the year ended December 31, 1998 compared to $2.3 million for the year ended December 31, 1997, an increase of $4.9 million, or 207.2%. The increase in loss from operations was due primarily to the increase in costs and operating expenses and to a decrease in prices we charged for carrier transmission services.

  Interest Expense, Net

     Interest expense, net was $186,295 for the year ended December 31, 1998 compared to $37,232 for the year ended December 31, 1997, an increase of $149,063, or 400.4%. The increase in interest expense was due to increased borrowings from RSL COM and Ericsson to support our working capital and capital expenditure requirements.

  Net Loss

     Net loss was $7.1 million for the year ended December 31, 1998 compared to $2.4 million for the year ended December 31, 1997, an increase of $4.7 million, or 200.8%. The increase in net loss was due to the foregoing factors.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO THE PERIOD FROM JUNE 1996 (INCEPTION) TO DECEMBER 31, 1996

  Revenues

     Affiliates. Revenues from affiliates were $467,842 for the year ended December 31, 1997. Revenues from RSL COM commenced in August 1997 shortly following RSL COM's investment in us, and, accordingly, we did not generate any revenues from RSL COM in 1996.

     Non-affiliates. Revenues from non-affiliates were $777,799 for the year ended December 31, 1997 compared to $933 for the seven month period ended December 31, 1996. We commenced sales activities during the fourth quarter of 1996 and did not realize any material sales during 1996. Revenues from carrier transmission services for telecommunications carriers other than RSL COM commenced in 1997 and were $56,882 for the year. We did not commence the commercial sale of enhanced IP communications services until the first quarter of 1997. Revenues from enhanced IP communications services were $202,643 for the year ended December 31, 1997. Revenues from equipment sales for the year ended December 31, 1997 were $498,504.

  Costs and Operating Expenses

     Cost of revenues. Cost of revenues was $1.1 million for the year ended December 31, 1997. No such costs were incurred during 1996 since sales and services had not yet commenced.

     Research and development expenses. Research and development expenses were $294,150 for the year ended December 31, 1997. No such costs were incurred in 1996 since research and development activities had not yet commenced.

     Selling and marketing expenses. Selling and marketing expenses were $631,970 for the year ended December 31, 1997. No such costs were incurred in 1996 since marketing efforts had not yet commenced.

     General and administrative expenses. General and administrative expenses for the year ended December 31, 1997 were $1.4 million compared to $179,138 for the seven month period ended December 31, 1996, an increase of $1.2 million, or 674.6%. The increase in general and administrative expenses was primarily due to additional personnel and increased occupancy costs that we incurred in connection with the commencement of our commercial activities, as well as fees and expenses incurred in connection with a private placement during 1997.

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     Amortization of goodwill. Amortization of goodwill was $197,249 for the year ended December 31, 1997. We did not have any intangible assets during 1996.

  Loss from Operations

     Loss from operations was $2.3 million for the year ended December 31, 1997 compared to $178,205 for the seven month period ended December 31, 1996. The increase in loss from operations was due to the increased costs associated with our commencing commercial operations and establishing our network infrastructure.

  Interest Expense, Net

     Interest expense, net was $37,232 for the year ended December 31, 1997 compared to $397 for the seven month period ended December 31, 1996. The increase in interest expense was primarily due to accrued interest on our convertible notes issued in a private placement during 1996.

  Net Loss

     Net loss was $2.4 million for the year ended December 31, 1997 compared to $178,602 for the seven month period ended December 31, 1996. The increase in net loss was a result of the foregoing factors.

LIQUIDITY AND CAPITAL RESOURCES

     Since our inception in June 1996, we have incurred significant operating and net losses due in large part to the start-up and development of our operations. As of June 30, 1999, we had an accumulated deficit of approximately $16.3 million.We anticipate that we will continue to incur operating and net losses as we implement our growth strategy.

     From our inception through July 1997, we funded losses and capital expenditures from cash provided from financing activities, primarily the net proceeds of the private placement of:

     o capital stock sold to RSL COM for an aggregate amount of approximately $5.0 million

     o capital stock and units of convertible notes and warrants to purchase our capital stock sold to unrelated third parties for an aggregate amount of approximately $1.2 million

     In July 1997, RSL COM acquired a 51% interest in our company for approximately $5.0 million. Between July 1997 and April 1998, RSL COM acquired all of the remaining shares of our outstanding capital stock from our shareholders for approximately $14.7 million. In April 1998, our company was merged into a wholly-owned subsidiary of RSL COM. Since RSL COM's acquisition of a controlling interest in us in July 1997, RSL COM has funded our cash requirements, which we have accounted for as inter-company loans bearing interest at the rate of 14% per annum, due on demand after June 30, 2000. Upon completion of an initial public offering by us, the maturity date will be extended to the first anniversary of the completion of such offering. As of June 30, 1999, we owed approximately $9.6 million (principal and accrued interest) to RSL COM. On the first anniversary of the closing of this offering, this debt will become payable on demand.

     We are subject to financial restrictions by reason of our status as a restricted subsidiary of RSL COM under indentures relating to outstanding indebtedness of RSL COM. Such restrictions significantly limit and could prohibit the ability of RSL COM and its restricted subsidiaries, including our company, to incur additional indebtedness or to create liens on their assets. Prior to the closing of this offering, RSL COM will provide us with a $10 million line of credit (exclusive of the existing $9.6 million), due on demand after November 1, 2000 and bearing interest at the rate of 14% per annum, which will be available to fund our operating expenses.

     As of June 30, 1999, we had approximately $1.4 million in cash and cash equivalents. Principal uses of cash have been to fund operating losses, working capital requirements and capital expenditures. We have had significant negative cash flows from operating activities for each fiscal and quarterly period to date.

     Net cash used in operating activities was $186,247 for the period from June 1996 to December 31, 1996, $1.6 million for the year ended December 31, 1997 and $3.8 million for the year ended December 31, 1998. Net cash used in operating activities was $822,846 for the six months ended June 30, 1998 and $3.0 million for the six months ended June 30, 1999. Net cash used in operating activities in these periods consisted

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mostly of net operating losses and increases in accounts receivable, partially offset by increases in trade payables and accrued expenses.

     Net cash used in investing activities was $205,809 for the period from June 1996 to December 31, 1996, $949,137 for the year ended December 31, 1997 and $3.1 million for the year ended December 31, 1998. Net cash used in investing activities was $1.0 million for the six months ended June 30, 1998 and $917,037 for the six months ended June 30, 1999. Net cash used in investing activities in these periods consisted mostly of capital expenditures for the purchase of computer software and network equipment.

     Net cash provided by financing activities was $522,048 for the period from June 1996 to December 31, 1996, $5.6 million for the year ended December 31, 1997 and $5.0 million for the year ended December 31, 1998. Net cash provided by financing activities was zero for the six months ended June 30, 1998 and $4.0 million for the six months ended June 30, 1999. Cash provided by financing activities in these periods consisted primarily of proceeds from sales of capital stock and the issuance of convertible notes and warrants to purchase capital stock, which was partially offset by repayment of shareholder loans, short-term bank loans and loans from RSL COM.

     We believe that the net proceeds from this offering and the line of credit from RSL COM, together with our existing cash and cash equivalents, will be sufficient to meet our working capital and capital expenditure requirements for at least the next 24 months. Thereafter, we may be required to raise additional funds. Additional financing may not be available when needed or, if available, such financing may not be on terms favorable to us. If additional funds are raised through the issuance of equity securities, our existing stockholders may experience significant dilution. In addition, the indentures governing outstanding indebtedness of RSL COM restrict our ability to incur indebtedness. Consequently, we may need to rely upon RSL COM to provide any additional capital to meet our working capital requirements, and we cannot assure you that RSL COM will be willing or able to provide additional capital on favorable terms or at all.

FRAUD PREVENTION

     With the recent substantial growth of Internet use and e-commerce, the Internet business community has been subject to significant credit card fraud. We have attempted to reduce our exposure to such fraud by introducing various advanced procedures and proprietary fraud prevention systems that monitor and identify patterns and sources of credit card fraud and prevent fraudulent transactions. We employ a full-time staff dedicated to monitoring fraudulent activities. Once a fraud pattern is detected, the fraud pattern is brought to the attention of our data programmers who seek to take appropriate action to counter the fraudulent activity. As a result, we have been able to reduce our credit card fraud exposure, which reached a peak of 19% of gross revenues during 1998, to less than 1% of gross revenues for the second quarter ended June 30, 1999.

     Although we have established reserves for bad debts in accordance with historical levels of uncollectible receivables resulting primarily from such fraudulent practices, our losses may exceed such reserves and could rise significantly above anticipated levels. We cannot assure you that we will continue to be successful in reducing or maintaining our current level of credit card fraud exposure.

YEAR 2000 COMPLIANCE

     The "Year 2000 issue" is the result of computer systems and programs using two digits (rather than four) to identify a given year. Computer systems that have time sensitive software may interpret the date code "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations or other computer errors causing disruptions of operations. The potential for failures encompasses all aspects of our business, including our computer systems and IP network, and could cause, among other things, disruptions in the operation of the Internet and our interactive communications portal and a temporary inability to engage in normal business activities.

Our State of Readiness

     We may be affected by the Year 2000 issue related to our information technology (IT) systems and non-IT systems operated by us or third parties.

     Our IT systems include:

     o gateways and gatekeepers developed by Ericsson

     o routers developed by Cisco Systems, Inc.

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     o Hewlett-Packard Company Open View software

     o software developed in-house to manage our network and support our portal

     Our non-IT systems include:

     o internal telephone systems

     o leased office spaces and facilities

     o office equipment

     We are engaged in a comprehensive assessment of the Year 2000 readiness of our and third parties' IT and non-IT systems to ensure that these systems are, or prior to December 31, 1999 will be, Year 2000 compliant. Our assessment plan consists of:

     o conducting a comprehensive inventory of our IT and non-IT systems to assess Year 2000 compliance

     o testing our internally developed software and the commercial hardware and software that support our network, Web site and other systems

     o contacting third party vendors, suppliers and service providers of material hardware, software and services necessary for the delivery of our services to our users

     o remediating any Year 2000 issues by repairing or, if necessary, replacing any non-compliant systems

     We are currently developing and implementing testing and validation procedures for all software, hardware and other IT and non-IT systems that we believe may be affected by Year 2000 issues. We believe that the IT systems that we have developed internally to operate our business are Year 2000 compliant because all of the software code for the systems that we have internally developed is written with four digits to define the applicable year. We expect, prior to December 31, 1999, to resolve any Year 2000 compliance issues relating to off-the-shelf commercial software used in our business through upgrades of our software or, when necessary, through replacement of existing software with Year 2000 compliant applications. In addition, we have begun to assess our non-IT systems which we have identified as containing embedded technology. At this point of our assessment, we are not aware of any Year 2000 issues relating to our non-IT systems which would cause disruptions in our operations or impede our ability to provide services to our users.

     Because third parties have developed and currently support many of the systems we use, in addition to assessing our internal systems, a significant part of our efforts have been to ensure that our externally developed IT and non-IT systems are Year 2000 compliant. We have obtained confirmation from our principal third party vendors, suppliers and service providers, including Ericsson, Cisco and Hewlett-Packard, either directly or via their Web sites, that they believe they have resolved the Year 2000 issues relating to the systems, services and products supplied to us.

     We plan to complete our assessment and testing process prior to the end of the third quarter of 1999. Until such assessments and testing are completed and our other vendors, suppliers and service providers are contacted, we will not be able to completely evaluate whether any of our systems will need to be repaired or replaced.

Costs to Address Our Year 2000 Issues

     To date, we have spent an immaterial amount on Year 2000 compliance issues, but we expect to incur increased costs in the third quarter of 1999 in identifying, evaluating and addressing Year 2000 compliance issues. We expect that our costs will primarily relate to the operating costs associated with time spent by employees in the evaluation process and Year 2000 compliance matters generally. We anticipate that the total costs that we will incur on Year 2000 compliance will not exceed $100,000.

Risks of Our Year 2000 Issues

     We are not currently aware of any Year 2000 compliance issues relating to our systems that would cause disruptions in our operations or impede our ability to provide our services. We cannot predict the extent to which the Year 2000 issue will affect our vendors, suppliers or service providers, or the extent to which we would be vulnerable if such parties fail to resolve any Year 2000 issues on a timely basis. If our assessment and implementation of Year 2000 compliance is completed without identifying any material non-compliant systems operated by us or our vendors, suppliers and service providers, the most reasonably likely worst case Year 2000 scenario is a systemic failure beyond our control, such as a prolonged disruption or

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failure of the Internet or the telecommunications infrastructure. Any failures or disruptions could prevent us from operating our network or prevent users from accessing our portal and services, which could result in loss of users, lost revenues, increased operating costs and material disruptions in the operation of our business.

Our Contingency Plan

     We do not currently have a contingency plan to handle the most reasonably likely worst case Year 2000 scenario that may occur if systems we are dependent upon are not Year 2000 compliant and fail to operate effectively after December 31, 1999. We are engaged in an ongoing Year 2000 assessment. Following the completion of our assessment, we will evaluate the nature and extent of any contingency plan. The cost of developing and implementing such a plan, if necessary, could be material.

INFLATION

     We do not believe that inflation has had a significant impact on our consolidated results of operations or financial condition.

FOREIGN CURRENCY EXPOSURE

     We are exposed to fluctuations in foreign currencies relative to the U.S. dollar because we collect revenues in U.S. dollars and incur access and termination costs in foreign currencies, and a portion of the cost of our Israeli operations, mainly personnel and facility-related, is incurred in New Israeli shekels. The effect of foreign currency fluctuations on our cost of revenues for 1997 and 1998 was immaterial. As we expand our operations, we may begin to collect revenues from our customers in currencies other than the U.S. dollar. We do not currently engage in any hedging activities.

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position
No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP No. 98-1). This statement is applicable to our 1999 financial statements and requires us to capitalize certain payroll and payroll related costs and other costs that are directly related to the development of certain of our systems. We amortize these costs over the anticipated life of the systems. The adoption of SOP No. 98-1 did not have a material impact on our financial statements.

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities." Statement of Position 98-5, which is effective for fiscal years beginning after December 15, 1998, provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. We have expensed these costs historically and therefore the adoption of this standard had no impact on our results of operations, financial position or cash flows.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Hedging Activities," (SFAS No. 133) which establishes accounting and reporting standards for derivative instruments and hedging activities. Generally, it requires that an entity recognize all derivatives as either an asset or liability and measure those instruments at fair value, as well as identify the conditions for which a derivative may be specifically designed as a hedge. SFAS No. 133 is effective for all fiscal years beginning after June 15, 2000. We do not currently engage or plan to engage in derivative or hedging activities and therefore there will be no material impact to our results of operations, financial position or cash flows upon the adoption of this standard.

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                                    BUSINESS

OVERVIEW

     We are a leading provider of IP telephony and other enhanced, Web-based communications services to individuals and businesses worldwide. We use our privately-managed, global IP network to enable our users to make low-cost, high quality phone calls from either a personal computer or a standard telephone. We were founded in June 1996 to capitalize on the growth of the Internet as a communications tool, and we believe we were the first company to commercially provide phone-to-phone, IP telephony services over a privately-managed network. We believe our network, which contains 43 POPs in 27 countries, is the largest privately-managed, IP telephony network in the world. By using our own network rather than relying exclusively on the Internet, we are better able to manage and control the quality of our services.

     Our interactive communications portal, www.deltathree.com, is a single on-line source for the communications needs of our users anywhere in the world. By combining user-friendly, Web-based access with the advanced functionality of our privately-managed, global IP telephony network, we offer our users a comprehensive solution for high-quality, low-cost IP communications services.

     We currently offer the following services:

     o PC-to-phone service, which enables our users to make low-cost calls using their personal computers

     o D3 Box, our unified messaging service, which permits our users to conveniently retrieve through a single-source all voice mails, e-mails and faxes through the Web or by phone

     o Click IT, which allows a party to simultaneously view a Web site and talk directly with the individual or business sponsoring the Web site

     o Phone-to-phone service, which enables our users to make low-cost calls and send low-cost faxes using a traditional telephone and fax machine

     o Global roaming service, which enables businesses and individuals to use a single account number to access our network from locations throughout the world using country-specific, toll-free access numbers

     We also provide carrier transmission services over our privately-managed IP network for RSL COM and other telecommunications carriers. This has enabled us to maximize the use of available capacity on our network as we continue to expand our user base and increase revenues from enhanced IP communications services.

     Our user base for enhanced IP communications services is expanding. At December 31, 1998, we had more than 250,000 users of our enhanced IP communications services, and as of September 1, 1999, we had more than 680,000 users, which include users of both our prepaid and promotional services. We offer some of our services on a prepaid basis while we offer other services on a promotional basis to attract and retain users. Over 50,000 of our users pay for our services and approximately 20% of these paid users have re-charged their deltathree.com accounts.

OUR OPPORTUNITY

GROWTH OF THE INTERNET AND E-COMMERCE

     The Internet has emerged as a significant global communications and commercial medium, enabling millions of people worldwide to communicate and providing businesses with an attractive means of marketing and selling their products and services. International Data Corporation (IDC), a market research firm, estimates that there were approximately 142 million Internet users worldwide at the end of 1998, and that the number of users worldwide will increase to approximately 500 million at the end of 2003. Internet users are increasingly using the Web as a way to communicate. Jupiter Communications, a market research firm, estimates that approximately 98% of all Internet users use e-mail and 53% of all Internet users participate in on-line "chat" rooms. In addition, a recent study by E-Marketer, a market research firm, estimates that
9.4 billion e-mail messages are delivered daily. Internet users are also increasingly using the Web to purchase goods and services. IDC estimates that Internet users worldwide purchased more than $50.0 billion of goods and services in 1998, and that commerce over the Internet will grow to approximately $1.3 trillion of goods and services in 2003.

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THE INCREASING SIGNIFICANCE OF IP COMMUNICATIONS

     Historically, the communications services industry has transmitted voice and data over separate networks using different technologies. Traditional carriers have typically built telephone networks based on circuit switching technology, which establishes and maintains a dedicated path for each telephone call until the call is terminated. Although a circuit-switched system reliably transmits voice communications, circuit switching does not efficiently use transmission capacity. When a telephone call is placed, a circuit is established, and the circuit remains dedicated for transmission of the call and unavailable to transmit any other call.

     Data networks have typically been built utilizing packet switching technology, such as IP, which divides signals into packets that are simultaneously routed over different channels to a final destination where they are reassembled in the original order in which they were transmitted. Packet switching provides for more efficient use of the capacity in the network because the network does not establish dedicated circuits and does not require a fixed amount of bandwidth to be reserved for each transmission. As a result, substantially greater traffic can be transmitted over a packet-switched network, such as the Internet, than a circuit-switched network.

     Traditional telecommunications carriers have historically avoided the use of packet switching for transmitting voice calls due to poor sound quality attributable to delays and lost packets which prevent real-time transmission. However, recent improvements in packet switching, compression and broadband access technologies, improved hardware and the use of privately-managed networks (such as our network) have significantly improved the quality of packet-switched voice calls, allowing for real-time transmission.

     As a result, packet switching technology is now allowing service providers to converge their traditional voice and data networks and more efficiently utilize their networks by carrying voice, fax and data traffic over the same network. These improved efficiencies of packet-switching technology create network cost savings that can be passed on to the consumer in the form of lower long distance rates. In addition, international telephone calls carried over the Internet or private IP networks are less expensive than similar calls carried over circuit-switched networks primarily because they bypass the international settlement process, which represents a significant portion of international long distance tariffs.

     Accordingly, service providers are beginning to migrate voice and fax traffic from the PSTN to packet-switched networks. IDC estimates that in 1999, approximately 2.7 billion minutes will be carried over IP networks, generating approximately $0.6 billion in revenues. IDC also estimates that IP minutes and revenues will grow to approximately 135.0 billion and approximately
$20.7 billion, respectively, in 2004 representing compound annual growth rates of 119% and 103%.

     Beyond cost savings, we believe that advanced IP communications technologies will further the potential for the Internet to become the preferred medium of communications and commerce. For example, the integration of voice communications into the Web could serve to enhance existing text-based modes of Internet communications, such as e-mail and online chat, by adding a live, low-cost means to communicate. In addition, the advanced functionality of IP communications will provide e-commerce shoppers with the ability to speak directly with customer service representatives of on-line retailers providing the on-line retailer with the ability to offer responsive, real-time customer support and service.

INCREASE IN MODES OF COMMUNICATION

     The global communications services industry, encompassing voice, fax and data transmission, is experiencing significant growth. We believe the growth in global communications services is being driven by:

     o globalization of the world's economies and the worldwide trend toward communications deregulation and liberalization

     o the growth of data and Internet traffic

     o declining prices and a wider choice of products and services

     o technological advances and greater investment in communications infrastructure

     o increased business and leisure travel

     In addition, technological advancements have allowed for multiple modes of communication, such as cellular, voice-mail, e-mail and fax. We believe that due to the proliferation of modes of communication and the difficulty and expense of managing these multiple modes of communication, consumers increasingly value the convenience of a one-stop solution for communications services. Accordingly, we expect rapid growth in

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demand for services that unify and simplify the communications needs of users.
For example, IDC expects that the market for unified messaging services, such as our D3 Box, will grow from approximately 90,000 unified messaging mailboxes in 1998 to more than 12.9 million unified messaging mailboxes in 2002 in the United States alone and that the market for unified messaging services will be more than $3.0 billion in 2002.

  LIMITATIONS OF EXISTING IP COMMUNICATIONS SOLUTIONS

     Although the growth of IP telephony historically has been limited by poor sound quality attributable to delays and packet loss, recent technological advancements have significantly improved the quality of packet-switched telephone calls. As a result, several large long distance carriers, including AT&T and Sprint, have announced IP telephony service offerings. However, these traditional carriers have substantial investments in circuit-switched technology, and therefore have been slow to embrace IP technology and generally offer these services on a small scale.

     In addition, smaller service providers have begun to offer low-cost Internet telephony services from PCs to telephones and from telephones to telephones. These smaller service providers, however, generally offer their services only in certain geographic areas, provide limited services and lack advanced customer service and billing capabilities required for enhanced, Web-based communications. In addition, many of the smaller service providers use the Internet for transmission, as opposed to a privately-managed IP network, and lack network management and monitoring capabilities to ensure quality of service. Most of these service providers have not had the benefit of a well-capitalized parent company to help finance a global, privately-managed network.

OUR SOLUTION

     To capitalize on the above trends, we offer a comprehensive communications solution that combines the power of the Internet's communications and e-commerce capabilities with the advanced functionality of a privately-managed IP network. Key advantages we offer our users include:

     o A SINGLE SOURCE FOR ACCESSING EVERYDAY MODES OF COMMUNICATION. Our interactive communications portal is a one-stop source which allows our users to manage and access everyday modes of communication, including voice, fax and e-mail.

     o USER-FRIENDLY, WEB-BASED ACCESS. Simply by clicking on our interactive communications portal, our users can make PC-to-phone calls directly from their computers and access their D3 Box to send e-mail and retrieve and forward voice mail, e-mail and faxes from anywhere in the world at any time. We believe that this offers users a more convenient and efficient communications experience than that of traditional methods.

     o A PRIVATELY-MANAGED IP NETWORK PROVIDING HIGH-QUALITY SERVICE. Our privately-managed IP network enables us to achieve quality of service levels that are generally not available by utilizing the often congested Internet, where voice calls are mixed with unpredictable traffic from the Web. For our phone-to-phone service, we offer quality that is virtually indistinguishable from circuit-switched calls carried over the public switched telephone network (PSTN). Our network operations center allows us to monitor all aspects of our network 24 hours a day, 7 days a week to ensure high quality of service to our users.

     o VOICE INTEGRATED ON-LINE RETAILING. Our Click IT service allows e-commerce shoppers to place a call to customer service representatives of on-line retailers and other Web-based businesses while viewing the retailers' or businesses' Web sites. This provides e-commerce shoppers with the opportunity to receive live customer service and the ability to provide credit card information directly to a customer service representative, thereby increasing the likelihood of consummating an on-line transaction.

     o GLOBAL REACH. We believe that we operate the largest privately-managed, IP telephony network, with 43 POPs in 27 countries. We are able to offer services to our users by providing local access to our network as well as global access to our services through the Web. In addition, through our POPs and the call termination services provided to us by RSL COM, we are able to cost-effectively terminate IP voice and fax communications to over 200 countries.

     o LOWER COSTS. We are able to charge lower rates than traditional long distance carriers because of the cost efficiencies associated with packet-switched technology and due to the fact that international long

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       distance calls routed over our privately-managed IP network bypass the international settlement process.

     o COMPREHENSIVE USER SUPPORT THROUGH OUR ON-LINE INTERACTIVE CUSTOMER CARE CENTER. Through our interactive communications portal, we have moved and consolidated traditional customer care functions onto the Web. Through our comprehensive customer care and real-time billing center, which is accessible directly on the Web, our users have the ability to access their deltathree.com account to check billing and usage information, increase their prepaid accounts and electronically communicate with a deltathree.com customer service representative.

OUR STRATEGY

     Our goal is to be a leading provider of enhanced IP communications services and to make our interactive communications portal the leading one-stop solution for the communications needs of individuals and businesses. To achieve our goal, we plan to:

     o BUILD STRONG BRAND RECOGNITION. To date, we have used both on-line and traditional marketing programs to create what we believe to be one of the leading brand names in enhanced IP communications. We believe that aggressive brand-building is important to sustain our leadership position and to continue to attract users to our interactive communications portal. We intend to continue to invest in branding through traditional, direct media advertising. We also intend to increase significantly our investment in on-line branding through strategic alliances with leading Internet companies and Web portals, our on-line agent program and partnerships with major hardware manufacturers and software developers.

     o EXPAND AND ENHANCE OUR SERVICE OFFERINGS. We believe that expanding our services will be critical to establishing ourselves as the leading communications portal. We intend to capitalize upon our experience in providing IP telephony services by introducing additional enhanced IP communications services that appeal to the communications needs of individuals and businesses. We also seek opportunities to bring e-commerce and other enhanced IP communications tools to individuals and businesses who want to fully utilize the multimedia capabilities of their existing Web sites. For example, we intend to introduce new services, including D3 Fax, IP-initiated conference calls, phone-to-PC, information services and white boarding, to further complement our current services.

     o ENSURE A HIGH-QUALITY USER EXPERIENCE. We believe that user satisfaction and loyalty are heavily influenced by a user's experience with our interactive communications portal. In order to enhance our appeal to users, we intend to continue developing our interactive communications portal by adding new features and technology to make it more user friendly and efficient.

     o ESTABLISH ADDITIONAL SOURCES OF REVENUE. Currently our revenues are derived from usage charges on a per minute basis for carrier transmission services as well as from our enhanced IP communications services. We intend to establish additional sources of revenues from advertising sources, including the sale of banner advertisements on our interactive communications portal to leading retailers and marketers, and from monthly charges combined with usage charges for services.

     o PURSUE STRATEGIC ACQUISITIONS AND ALLIANCES. We intend to bolster our number of users and our services through strategic acquisitions, including the acquisition of new technologies, and alliances that offer opportunities to acquire users or accelerate our entry into offering additional enhanced IP communications services.

OUR INTERACTIVE COMMUNICATIONS PORTAL

     Our interactive communications portal, www.deltathree.com, acts as a single-source, on-line solution for our users and on-line marketing agents. Through our interactive communications portal, our users can:

      o view a description of all of our services, including pricing information

      o sign up for any of our services, including PC-to-phone, unified messaging and phone-to-phone

      o download our software

      o recharge their account, either by entering their credit card information or authorizing automatic recharging

      o send a PC-to-phone call

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      o retrieve and forward their voice mail, e-mail and faxes through their D3
        Box

      o check real-time billing and usage information

      o communicate by e-mail with a deltathree.com customer service representative

      o view answers to frequently-asked questions

     Through our interactive communications portal, our on-line marketing agents can:

      o view a description of our on-line agent program

      o sign up to serve as an on-line agent

      o receive marketing tools to put on their own Web sites

      o monitor their daily results

      o view trends

      o view commissions by promotions

OUR SERVICES

     We provide a comprehensive package of high-quality enhanced IP communications services. We provide some of our services on a prepaid or a per usage basis, while we offer other services for free to attract and retain users.

CURRENT SERVICES

     We currently provide the following services:

     PC-to-phone. Our PC-to-phone service enables a user to conveniently and inexpensively place a call to a standard telephone anywhere in the world directly from a personal computer while remaining on-line. In order to use this service, a user need only download our software for free from our Web site and have access to the Internet. Once the software is downloaded, the user is able to place a call from the user's PC and, while browsing the Web, speak to a party who uses a standard telephone.

     Our PC-to-phone service is low cost because it utilizes packet-switched technology and because it routes calls directly from the Internet onto our privately-managed IP network and to the called destination, thus avoiding the high costs associated with traditional international and domestic long distance telecommunications services. Our PC-to-phone service allows ease of use by enabling a user to make a call directly from a personal computer.

     D3 Box. Our unified messaging service enables a user to conveniently retrieve e-mail, voice mail and faxes, as well as send e-mail, from a single source. We offer a user the flexibility of retrieving messages by either logging on to www.deltathree.com or by placing a call using a standard telephone. A user retrieving messages through a computer can conveniently access and forward all e-mail, voice mail and faxes, while a user retrieving messages through a standard telephone can hear voice mail and have e-mail read by a computer-simulated voice.

     Click IT. Our Click IT service enables individuals and businesses to place a Web link on their Web sites which, when clicked on by a user viewing the site, automatically initiates a telephone call from the user's computer to a designated telephone number specified by the host of the Web site. In addition, a pop-up screen appears which advertises the host's products and services. This service allows e-commerce and business Web pages to support real-time voice calls from on-line customers.

     Phone-to-phone. Our phone-to-phone service enables a user to inexpensively place a call or send a fax from a standard telephone or a fax machine to anywhere in the world. Phone-to-phone calls originate and terminate on the PSTN, but travel primarily over our privately-managed IP network. Through our privately-managed IP network, we are able to carry phone-to-phone voice communications traffic that we believe offers quality virtually indistinguishable from circuit-switched calls over the PSTN. Similar to our PC-to-phone service, our phone-to-phone service is low cost as a result of utilizing IP technology.

     Global roaming. Our global roaming service enables businesses and individuals to use a single account number to place phone-to-phone calls over our network from locations throughout the world using country-specific, toll-free access numbers, thereby bypassing local access charges. We currently offer toll-free access numbers in Austria, Canada, Finland, Germany, Italy, Sweden, Switzerland, the United Kingdom and the United States.

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

     Carrier transmission services.   To maximize use of our available network
capacity, we offer carrier transmission services over our privately-managed IP network to telecommunications carriers. RSL COM is currently our largest carrier customer. RSL COM utilizes our network primarily to resell our transmission services to other communications carriers, as well as for the traffic RSL COM carries for its own retail customers.

FUTURE SERVICES

     We intend to leverage our network to provide, and utilize our technological expertise to develop, additional enhanced IP communications services. These services will be accessible through our interactive communications portal.

     We currently expect our future services will include the following:

             ENHANCED SERVICE                                        SUMMARY DESCRIPTION

IP-initiated conference calls.............  Enables a user to set up a conference call through our interactive communications portal either by sending a notice of the planned call to all of the participants and having each participant dial a toll-free number or by arranging for each of the participants to be called by the automated system at the designated call time. This service eliminates the need for a conference operator, thereby saving time and money.

Phone-to-PC...............................  Enables a user to receive phone calls directly through the user's PC while remaining on-line. For example, a user on the Internet will receive a pop-up screen stating that someone is calling. The user can then choose to forward the call to voice mail or to answer the call from the computer without logging off the Internet. We believe this service will be attractive to users with a single telephone line, who would otherwise miss incoming calls while on-line or would need to install additional phone lines.

D3 Fax....................................  Enables users to conveniently send faxes directly from their computer to a standard fax machine anywhere in the world over the Internet. To use this service, a user only need download our software, set up a
                                            deltathree.com account and be connected to the Web when they wish to send a fax.

Information services......................  Enables a user to have easy access to communications information, such as phone and e-mail directory services, with a single click on our interactive communications portal. We believe this service will further the use of our interactive communications portal as a single source for users' communications needs.

White boarding............................  Enables multiple users to view and edit the same document on their computers while speaking with each other through their PCs. We believe this service will be an efficient and cost-effective tool for businesses.

CUSTOMER CARE

     Our services are supported by our on-line interactive customer care and billing center, which enables a user to set up a deltathree.com account, receive an account number and a personal identification number, pay by credit card for services, find answers to frequently asked questions and contact our customer service representatives. Once a user has established an account, the user can prepay for additional usage by credit card as well as access real-time detailed information which includes call logs and transaction records. Through our on-line billing system, a user can personalize the billing information to select the data most relevant to the user.

     Since most user concerns can be addressed on-line, we only need a small, focused customer support department that responds to user inquiries primarily through e-mail with limited telephone support. We strive to continually improve our customer care center on our interactive communications portal to meet the evolving needs of our users.

OUR MARKETING AND PROMOTIONAL PROGRAMS

     We have developed and will continue to develop diversified marketing and promotional programs to stimulate demand for our services by increasing brand awareness. In the past, we have allocated limited resources to marketing and promoting our services, relying primarily on RSL COM to generate demand for our services. We intend to increase our independent marketing efforts substantially in order to increase our user base and to increase the frequency of use of our services by our registered users and new users. We will also seek to form new alliances with Internet businesses which we believe can promote our services to a wide range of potential users and generate demand for our services. In addition, we seek innovative ways to educate the market about the existence and range of our services.

     Our marketing and promotional programs include:

     ON-LINE PARTNERSHIPS. We encourage other companies to link their Web sites to us by placing a deltathree.com banner on their Web sites and directing their customers to us for their communications needs. We generally offer these companies a percentage of the revenue generated by users that click-through their Web site to use our services. We have entered into a variety of strategic marketing partnerships with leading Internet businesses.

     o CBS.com. In August 1999, we entered into a marketing agreement with CBS.com. Under this agreement, we are the exclusive provider of enhanced IP communications services, including PC-to-phone, phone-to-phone, unified messaging and Click It services, on the CBS.com Web site. CBS will provide links from its Web pages to our Web site and promote our services through co-branded areas on its Web site, known as the "DeltaThree/CBS Communication Center," and through a dedicated monthly e-mail to its entire user base. In addition, CBS will arrange for the placement of advertising banners on the CBSMarketWatch.com Web site.

     o Sony.com. In August 1999, we entered into a marketing agreement with Sony.com. Under this agreement, we are the preferred provider of enhanced IP communications services on the Sony.com Web site, which includes sonymusic.com, sonyspc.com, sony.com and infobeat.com. As part of this agreement, a co-branded area known as the "Communication Center" will be established and will offer users our enhanced IP communications services.

     o Xoom.com. In June 1999, we entered into a co-marketing agreement with Xoom.com, Inc. Under this agreement, we are the preferred supplier of enhanced IP communications services on Xoom's Web site. Xoom provides links to our interactive communications portal and promotes our services through co-branded areas on its Web site and through periodic e-mails to its customers. Xoom has established an IP "Communications Hub" on its home page. In addition, under this agreement, Xoom will:

          o integrate our services with the Xoom chat network of 250,000 chat rooms

          o offer our services with Xoom greeting cards

          o integrate our services with Xoom's directory services (White Pages & Yellow Pages)

     o Tribal Voice. In March 1999, we entered into an agreement with Tribal Voice, the developer of PowWow(Registered), a leading provider of instant messaging and on-line community solutions. Under this agreement, Tribal Voice will feature our services in multiple locations on its Web site.

     PRIVATE LABELING. We have entered into agreements with various service providers to distribute our services under their own private labels. Instead of sending customers to the deltathree.com interactive communications portal, a service provider markets our services under its own brand name, while contracting with us to provide the services under their private label. In our agreements with these providers, we often stipulate that the provider's Web site will say "powered by deltathree.com." Our private label customers include both on-line and off-line providers who market our services to their customer base. We believe service providers are attracted to our private label services because it allows them to capitalize on their name recognition in their home market while providing our high-quality, low-cost services.

     In January 1999, we entered into an agreement with MediaRing Pte Ltd. Under this agreement, we integrate our PC-to-phone service into its PC-to-PC service, thereby providing MediaRing's customers with a bundled package of communications services. Our services are provided under MediaRing's brand name; however, MediaRing's Web site states that it is "powered by deltathree.com." In addition, we also provide the back-office and billing support for MediaRing.

     ON-LINE AGENT COMMISSION PROGRAM. We have developed a Web-based agent program that allows for rapid agent enrollment and agent account maintenance. Through our interactive communications portal, any individual with their own Web site can:

      o take a tour of our on-line agent program

      o complete an application to be an on-line agent

      o be approved within hours after completing the application

      o if approved, execute our on-line agent agreement through a secured site

      o receive an agent identification number and instructions on how to proceed as an agent

      o download deltathree.com banners to post on their Web site

      o track the number of people who have clicked through to www.deltathree.com and signed up for our services

      o track the commissions that are due to them

     Agents may devise their own marketing programs, including Web-links, direct mail campaigns or co-branding of our services in select markets. Agents receive as commissions a percentage of revenue generated from end users who sign up for our services through the agent's Web site. We believe that providing our agents with easy, on-line access to these marketing tools helps us to maximize the number of agents selling our services while significantly reducing the resources needed to recruit agents. We currently have relationships with more than 790 on-line agents who market deltathree.com services on their Web sites.

     OFF-LINE AGENT COMMISSION PROGRAM. Our off-line agent commission program allows non-Web agents to design their own marketing programs to solicit sales of our services. Off-line agents market and advertise through traditional channels such as newspaper and magazine advertisements, direct mail campaigns and telemarketing campaigns. Off-line agents receive a percentage of revenue generated from users who sign up for our services through the agent's programs. We currently have relationships with more than 125 off-line agents.

     RESELLER PROGRAM. We offer individuals and businesses the opportunity to become resellers of our services through our reseller program. Resellers are able to purchase bulk deltathree.com account numbers at wholesale rates that they are then able to resell to private individuals as either phone-to-phone calling cards or PC-to-phone accounts.

     DIRECT SALES. We have a direct sales force that is targeting organizations that are currently not optimizing the marketing potential of their Web sites. As with other on-line agents, we offer these on-line agents the opportunity to market our services and products through their Web pages to generate revenue from services we deliver as a result of links from their Web sites.

     TRADITIONAL AND ON-LINE ADVERTISING. We intend to continue to advertise in both traditional advertising mediums, such as direct mail, newspapers and magazines, and through emerging on-line formats, such as banners. For example, under an agreement with Ericsson, Ericsson will prominently refer to us in all of its marketing materials for its IP telephony gateways as well as market our services to its potential IP telephony customers and assist us with customer contacts.

     INNOVATIVE MARKETING TOOLS. We intend to continue to develop innovative marketing products and promotions to increase our user base. For example, in December 1998, we introduced innovative voice-enabled electronic greeting cards on a promotional basis. Sent over the Web, V-Greetings enable the recipient to click on a link in the greeting card, automatically downloading our PC-to-phone software allowing the recipient to place a free PC-to-phone call to the card sender's standard telephone. V-Greeting cards are available on-line and are designed to promote different holidays, such as Christmas, Chanukah, Valentine's Day, Mother's Day and Chinese New Year and other special occasions. To date, over 580,000 V-Greeting cards have been sent. Of those V-Greeting cards that have been sent, approximately 95,000 of the recipients have downloaded our PC-to-phone software and made a free PC-to-phone call. We believe that V-Greeting cards is an effective marketing tool to introduce our services to potential users.

OUR NETWORK

     In order to provide high-quality, low-cost service, we operate a privately-managed, IP telephony network. By managing our network, we have the ability to regulate traffic volumes for the communications traffic we carry and directly control the quality of our services from our originating POP to the termination point. In addition, our network allows us to avoid the significant transmission delays associated with the highly congested Internet, which may impede delivery of high-quality, reliable services to our users. As of September 1, 1999, our network consisted of:

     o 43 POPs in 27 countries

     o gateways, gatekeepers and routers at each POP

     o hubs in New York, Los Angeles, London and Frankfurt

     o dedicated leased bandwidth

     o interconnections with the RSL COM network

     o peering arrangements with some of the largest backbone providers

     o a technologically-advanced network operations center

       POPS

     We intend to further develop our network to increase our number of POPs. We currently have 43 POPs in the following locations:

Austria (Vienna)
Bangladesh (Dhaka)
Belgium (Brussels)
Brazil (Rio de Janeiro)
Brazil (Sao Paulo)
Brazil (Sao Paulo 2)
China (Beijing)
China (Beijing 2)
China (Beijing 3)
China (Shanghai)
Colombia (Bogota)
Colombia (Cali)
Czech Republic (Prague)
Finland (Helsinki)
France (Paris)
Germany (Frankfurt)
Greece (Athens)
Greece (Heraklion)
Greece (Rhodes)
Greece (Saloniki)
Holland (Rotterdam)
Hong Kong
Hungary (Budapest)
Iceland (Reykjavik)
India (Bombay)
Israel (Jerusalem)
Israel (Rosh Ha'ayin)
Israel (Tel Aviv)
Japan (Tokyo)
Korea (Seoul1)
Korea (Seoul2)
Malaysia (Kuala Lumpur)
Norway (Oslo)
Russia (Moscow)
Russia (Nijnei)
Russia (Samara)
Russia (St. Petersburg)
Singapore
Sweden (Stockholm)
Turkey (Istanbul)
United Kingdom (London)
United States (Los Angeles)
United States (New York)

GATEWAYS, GATEKEEPERS AND ROUTERS

     The gateway acts as an entrance into and exit from our network for communications traffic. At the origination POP, the gateway accepts the communications traffic from the PSTN and compresses this traffic into IP packets for transmission over our network. The gatekeeper determines the most cost-effective route for each packet of communications traffic and the routers then direct the packets to their destination. Upon termination, the gateway decompresses and reconverts the packets into a circuit-switched signal, thereby enabling the traffic to exit our network on to the PSTN. We use gateways and gatekeepers developed by Ericsson and routers developed by Cisco.

HUBS

     Our network has four hubs located in New York, Los Angeles, London and Frankfurt which serve as backbone points for our network and which allow our network to directly interconnect with the PSTN and the Internet. In addition, at each of our four hubs, we co-locate our gateways with the Ericsson international gateway switches on RSL COM's network. Our multiple hub structure provides us with the ability to handle high volumes of traffic transmitted over our network. By establishing multiple hubs, we have greater flexibility to choose from multiple bandwidth suppliers, allowing us to optimize quality and cost savings. In addition, our multiple hub structure enables us to more efficiently direct the routing of traffic. For example, communications traffic between Belgium and France does not need to be routed to our New York hub but can be sent through our London hub. This enables better use of allocated bandwidth and reduces delay between originating and terminating sites.

LEASED BANDWIDTH

     We connect our hubs and POPs through a network of dedicated leased bandwidth. By leasing bandwidth, we can avoid using the Internet as our primary means for the transmission of communications traffic. We can therefore avoid the significant transmission delays associated with the highly-congested Internet, which may impede delivery of high-quality, reliable services to our users. Through our relationship with RSL COM, which owns or leases substantial bandwidth for its own business, we have access to bandwidth. We are able to take advantage of RSL COM's volume discounts and achieve cost efficiencies that we could not achieve on our own. In addition, we also lease bandwidth directly from leading bandwidth providers such as MCI WorldCom Inc., Teleglobe Inc. and AT&T Corp.

INTERCONNECTIONS WITH RSL COM NETWORK

     RSL COM interconnects its network with our network in addition to supplying us with low-cost bandwidth. The interconnections with RSL COM provide us with access to major PSTNs throughout the world, the ability to terminate communications traffic virtually anywhere in the world and the ability to terminate traffic over RSL COM's network in the event of a network failure.

PEERING ARRANGEMENTS

     Our network also connects with major Internet exchange points to provide access to and from the Internet for our PC-to-phone service. We have entered into peering arrangements with MCI WorldCom and AT&T, two of the largest Internet backbone providers, as well as Inter Nap, in order to support IP services to and from the Internet. These arrangements allow us to access the Internet directly, minimizing the amount of time our users' communications traffic has to travel over the Internet.

NETWORK OPERATIONS CENTER

     To service our network effectively, we have established a network operations center (NOC) which monitors and manages our network from a central location, 7 days a week, 24 hours a day. The NOC monitors all aspects of our network, including the routers, databases, switches, leased lines, Internet connections, gatekeepers and gateways, to ensure that they are functioning at optimal levels. In the event of a failure of any of these network components, NOC personnel are provided with a real-time, systems-generated notification via an instant messaging system consisting of pagers, cellular phones, screen pop-ups and e-mail, which identifies the malfunction so that proper measures can be taken to restore service in a timely fashion. Our NOC utilizes a combination of proprietary and leading industry technologies based upon Hewlett-Packard Open View software. By utilizing technologically-advanced, real-time management and monitoring systems, we seek to reduce system downtime and ensure that our users will not experience any noticeable interruption in their service.

ADVANTAGES OF OUR NETWORK

     Our network is engineered to provide the following advantages:

     o scalability. The software and hardware that we use in our network is scalable, allowing for new POPs to be easily integrated into our network with minimal incremental investment.

     o flexibility. Our multiple hub structure and our interconnections with RSL COM and other carriers provide us with numerous routing options and greater flexibility to handle changing traffic patterns.

     o rapid integration of services. We can introduce new services and duplicate existing services without having to deploy additional equipment at each POP on our network.

     o manageability. Our privately-managed network allows us to directly control the quality of our services over our network from one central location.

     o accessibility. Our privately-managed network allows users to gain access to our enhanced services from any country in which a POP has been established.

     o global reach. By using our network, we are able to cost-effectively terminate communications traffic to over 200 countries.

PROPRIETARY RIGHTS

     We rely or expect to be able to rely on patent, trademark and trade secret laws, confidentiality agreements and other contractual arrangements with our employees, strategic partners and others to protect our proprietary rights.

     We have submitted trademark applications for the name "Delta Three(Trademark)" for the following jurisdictions: Brazil, Colombia, Japan, Mexico, the Russian Federation, the United States, Venezuela and the European Community under EC trademark regulation. In addition, we have submitted trademark applications in the United States for the names "V-Greetings(Trademark)," "Click IT(Trademark)," "D3 Fax(Trademark)," "deltathree.com(Trademark)" and "D3 Box(Trademark)." We do not currently own any registered copyrights. In addition, we have filed one patent application in each of the United States and Israel for a remote telephone configuration in connection with our V-Greeting product. These applications may not result in any patents or trademarks being issued and, if issued, these patents or trademarks may not provide adequate protection against competitive technology and may not be held valid and enforceable if challenged. In addition, other parties may assert rights as inventors of the underlying technologies, which could limit our ability to fully exploit the rights conferred by any patents that we receive. Our competitors may be able to design around any of the patents that we receive, and other parties may obtain patents that we would need to license or circumvent in order to exploit our patents.

     To further safeguard our intellectual property, we have a policy that requires our employees to execute confidentiality and technology ownership agreements when they begin their relationships with us.

REGULATORY ENVIRONMENT

  REGULATION OF INTERNET TELEPHONY

     The use of the Internet to provide telephone service is a recent market development. While we believe that the provision of voice communications services over the Internet is currently permitted under United States law, some foreign countries have laws or regulations that may prohibit voice communications over the Internet.

     United States. We believe that, under United States law, the enhanced IP communications services that we provide constitute information services (as opposed to regulated telecommunications services) and, therefore, are not currently regulated by the Federal Communications Commission (FCC) or any state agencies charged with regulating telecommunications carriers. Nevertheless, aspects of our operations may be subject to state or federal regulation, including regulation governing universal service funding, disclosure of confidential communications, copyright and excise tax issues. However, we cannot assure you that our services will not be regulated in the future. Several efforts have been made in the United States to enact federal legislation that would either regulate or exempt from regulation communications services provided over the Internet. Increased regulation of the Internet may slow its growth, particularly if other countries also impose regulations. Such regulation may negatively impact the cost of doing business over the Internet and materially adversely affect our business, operating results, financial condition and future prospects.

     In addition, the FCC is currently considering whether to impose surcharges or other common carrier regulations upon some providers of Internet and IP telephony, primarily those which provide IP telephony services to end users located within the United States. Although the FCC decided that information service providers, including Internet and IP telephony providers, are not telecommunications carriers, various companies have challenged that decision. Congressional dissatisfaction with FCC conclusions could result in requirements that the FCC impose greater or lesser regulation, which in turn could materially adversely affect our business, financial condition, operating results and future prospects. On April 10, 1998, the FCC issued a report to Congress discussing its implementation of universal service provisions contained in the 1996 amendments to the Communications Act of 1934. In the report, the FCC indicated that it would examine the question of whether certain forms of phone-to-phone IP telephony are information services or telecommunications services. The two are treated differently in several respects, with certain information services being more lightly regulated and not subject to universal service contribution obligations. The FCC noted that it did not have, as of the date of the report, an adequate record on which to make a definitive ruling, but that the record suggested that certain forms of phone-to-phone IP telephony appear to have the same functionality as non-Internet protocol telecommunications services and lack the characteristics that would render them information services. In September 1998, two regional Bell operating companies advised

Internet and IP telephony providers that they would impose access charges on Internet and IP telephony traffic. It is uncertain at this time whether these companies will actually impose access charges or when such charges will become effective. In addition, one of these regional Bell operating companies has recently filed a petition with the FCC seeking the imposition of access charges on phone-to-phone Internet and IP telephony services. If the FCC were to determine that certain services are subject to FCC regulations as telecommunications services, the FCC may require providers of Internet and IP telephony services to be subject to traditional common carrier regulation, make universal service contributions, and/or pay access charges. It is also possible that the FCC may adopt a regulatory framework other than traditional common carrier regulation which would apply to Internet and IP telephony providers. Any such determinations could materially adversely affect our business, financial condition, operating results and future prospects to the extent that they negatively affect the cost of doing business over the Internet or otherwise slow the growth of the Internet.

     State regulatory authorities may also retain jurisdiction to regulate the provision of intrastate Internet and IP telephony services. Several state regulatory authorities have initiated proceedings to examine the regulation of such services. Others could initiate proceedings to do so.

     International. The regulatory treatment of Internet and IP telephony outside of the United States varies widely from country to country. A number of countries that currently prohibit competition in the provision of voice telephony also prohibit Internet and IP telephony. Other countries permit but regulate Internet and IP telephony. Some countries will evaluate proposed Internet and IP telephony service on a case-by-case basis and determine whether it should be regulated as a voice service or as another telecommunications service. Finally, in many countries, Internet and IP telephony has not yet been addressed by legislation or regulatory action. Increased regulation of the Internet and/or Internet and IP telephony providers or the prohibition of Internet and IP telephony in one or more countries could materially adversely affect our business, financial condition, operating results and future prospects.

     The European Union regulatory regime, for example, distinguishes between voice telephony services and other telecommunications services. In Services Directive 90/388/EEC, issued in 1990, the European Commission required Member States to allow competition for all telecommunications services except voice telephony and certain other services. The Services Directive was amended in 1996 by Commission Directive 96/19/EC, which required the liberalization of all telecommunications services, including voice telephony, by January 1, 1998, except in certain member states that were granted extended compliance periods. In addition, Directive 96/19/EC requires that services other than voice telephony be subjected to no more than a general authorization or declaration procedure. For purposes of these Directives, "voice telephony" is defined as the commercial provision for the public of the direct transport and switching of speech in real time between public switch network termination points.

     On January 10, 1998, the Commission issued a Notice addressing whether IP telephony was voice telephony and thus subject to regulation as voice telephony by the Member States. As noted by the Commission, a determination that IP telephony constitutes "voice telephony" may trigger significant regulatory consequences with respect to, among other things, licensing requirements and contributions to universal service funding. Consistent with its earlier directives, the Commission stated that Internet telephony could properly be considered voice telephony only if all elements of its "voice telephony" definition were met. In this January 1998 Notice, the Commission concluded that no form of IP telephony currently meets the definition of "voice telephony" subject to Member States' regulation. The Commission stated that only phone-to-phone communications reasonably could be considered voice telephony and that, at present, even phone-to-phone IP telephony does not meet all elements of its voice telephony definition. The Commission noted, however, that its conclusion that IP telephony cannot be considered voice telephony may not apply to particular forms of service provisions where, for example, an IP telephony service is marketed as an alternative form of voice telephony service, users can dial out to any telephone number, and the provider guarantees the quality of the IP voice service by bandwidth reservation and claims that the quality of the IP voice service is the same as traditional voice telephony service. Accordingly, the Commission concluded that while voice over the Internet services cannot "for the time being" be generally classified as "voice telephony," the situation must be kept under review in light of technological and market developments. The Commission intends to review its Notice periodically, and its next review is scheduled to occur before January 1, 2000.

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

     In light of this conclusion, providers of IP telephony should be subjected to no more than a general authorization or declaration requirement by the European Union Member States. The Member States of the European Union are:
Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain, Sweden and the United Kingdom. However, we cannot assure you that more stringent regulatory requirements will not be imposed by individual Member States, since the Commission's Notice is not binding on the Member States. The Member States therefore are not obligated to reach the same conclusions as the Commission on this subject so long as they adhere to the definition of "voice telephony" in the Services Directive. In fact, France is currently conducting an investigation into how IP telephony should be regulated. We cannot assure you that the services provided over our network will not be deemed voice telephony subject to heightened regulation by one or more EU Member States. Moreover, we cannot assure you that our failure or the failure of any of our partners to obtain any necessary authorizations will not have a material adverse effect on our business, financial condition, operating results and future prospects.

     As we make our services available in foreign countries, and as we facilitate sales by our partners to end users located in foreign countries, such countries may claim that we are required to qualify to do business in the particular foreign country. Such countries may also claim that we are subject to regulation, including requirements to obtain authorization for the provision of voice telephony or other telecommunications services, or for the operation of telecommunications networks. It is also possible that such countries may claim that we are prohibited in all cases from providing our services or conducting our business as conducted in those countries. Our failure to qualify as a foreign corporation in a jurisdiction in which we are required to do so or to comply with foreign laws and regulations could materially adversely affect our business, financial condition, operating results and future prospects, including by subjecting us to taxes and penalties and/or by precluding us from, or limiting us in, enforcing contracts in such jurisdictions.

     Our partners may also currently be, or in the future may become, subject to requirements to qualify to do business in a particular foreign country, comply with regulations, including requirements to obtain authorizations for the provision of voice telephony or other telecommunications services or for the operation of telecommunications networks, or to cease providing services or conducting their business as conducted in that country. We cannot be certain that our partners either are currently in compliance with any such requirements, will be able to comply with any such requirements, and/or will continue in compliance with any such requirements. The failure of our partners to comply with such requirements could materially adversely affect our business, financial condition, operating results and future prospects.

  OTHER REGULATION AFFECTING THE INTERNET

     United States. Congress has recently adopted legislation that regulates certain aspects of the Internet, including on-line content, user privacy and taxation. In addition, Congress and other federal entities are considering other legislative and regulatory proposals that would further regulate the Internet. Congress is, for example, currently considering legislation on a wide range of issues including Internet spamming, database privacy, gambling, pornography and child protection, Internet fraud, privacy and digital signatures. Various states have adopted and are considering Internet-related legislation. Increased United States regulation of the Internet may slow its growth, particularly if other governments follow suit, which may negatively impact the cost of doing business over the Internet and materially adversely affect our business, financial condition, results of operations and future prospects.

     International. The European Union has also enacted several directives relating to the Internet. The European Union has, for example, adopted a directive on data protection that imposes restrictions on the processing of personal data which are more restrictive than current United States privacy standards. Under the directive, personal data may not be collected, processed or transferred outside the European Union unless certain specified conditions are met. In addition, persons whose personal data is processed within the European Union are guaranteed a number of rights, including the right to access and obtain information about their data, the right to have inaccurate data rectified, the right to object to the processing of their data for direct marketing purposes and in certain other circumstances, and rights of legal recourse in the event of unlawful processing. The Directive will affect all companies that process personal data in, or receive personal data processed in, the European Union, and may affect companies that collect or transmit information over the Internet from individuals in the European Union Member States. In particular, companies with establishments in the European Union may not be permitted to transfer personal data to countries that do not maintain adequate levels of data protection.

     In addition, the European Union has adopted a separate, complementary directive which pertains to privacy and the processing of personal data in the telecommunications sector. This directive establishes certain requirements with respect to, among other things, the processing and retention of subscriber traffic and billing data, subscriber rights to non-itemized bills, and the presentation and restriction of calling and connected line identification. In addition, a number of European countries outside the European Union have adopted, or are in the process of adopting, rules similar to those set forth in the European Union directives. Although we do not engage in the collection of data for purposes other than routing calls and billing for our services, the data protection directives are quite broad and the European Union privacy standards are stringent. Accordingly, the potential effect of these data protection rules on the development of our business is uncertain.

COMPETITION

     We compete in both the market for enhanced IP communications services and the market for carrier transmission services. Each of these markets on a stand-alone basis is highly competitive and has numerous service providers.

  ENHANCED IP COMMUNICATIONS SERVICES

     The market for enhanced Internet and IP communications services is new and rapidly evolving. We believe that the primary competitive factors determining success in the Internet and IP communications market are:

     o quality of service

     o the ability to meet and anticipate customer needs through multiple service offerings

     o responsive customer care services

     o price

     Future competition could come from a variety of companies both in the Internet and telecommunications industries. These industries include major companies who have greater resources and larger subscriber bases than we have, and have been in operation for many years.

      Internet and IP Telephony Providers. Many companies provide, or are planning to provide, certain portions of the complete communications solution we offer, including Net2Phone and JFAX.COM.

     Traditional Telecommunications Carriers. Several traditional telecommunications companies, including industry leaders such as AT&T, Sprint, Deutsche Telekom, MCI WorldCom and Qwest Communications International, have recently announced their intention to offer enhanced Internet and IP communications services in both the United States and internationally. All of these competitors are significantly larger than we and have:

     o substantially greater financial, technical and marketing resources

     o larger networks

     o a broader portfolio of services

     o stronger name recognition and customer loyalty

     o well-established relationships with many of our target customers

     o an existing user base to which they can cross-sell their services

     These and other competitors may be able to bundle services and products that are not offered by us together with enhanced Internet and IP communications services, which could place us at a significant competitive disadvantage. Many of our competitors enjoy economies of scale that can result in lower cost structure for transmission and related costs, which could cause significant pricing pressures within the industry.

  CARRIER TRANSMISSION SERVICES

     We compete with telecommunications providers, long distance carriers and other long distance resellers and providers of carrier services for our carrier transmission services. Our primary competitors in providing carrier transmission services include:

     o long distance carriers, including AT&T, MCI WorldCom and Sprint
       Corporation

     o foreign carriers, including British Telecom, Deutsche Telekom and Nippon Telegraph and Telephone Corporation

     o global telecommunications alliances, including Global One and BT/AT&T

     o emerging carriers providing transmission services over the Internet, including ITXC Corp., iBasis and AT&T Global Clearinghouse

     o wholesale carrier providers, including STAR Telecommunications, Inc. and Pacific Gateway Exchange

     Competition for carrier traffic is primarily based on price. Decreasing telecommunications rates have resulted in intense price competition and we expect that competition will continue to increase significantly as telecommunications rates decrease. Increased competition could force us to further reduce our prices and profit margins, and may reduce our market share.

PROPERTIES

     We maintain our executive offices at 430 Park Avenue, New York, New York, which we sub-lease from RSL COM. This sub-lease extends until June 29, 2001. We pay RSL COM annual rent of $96,000 for this space.

     We lease a 1,184 square meter office, which houses our research and development facilities, at the Jerusalem Technology Park, Jerusalem, Israel. The term of this lease extends until January 31, 2003, with an option to extend the lease for an additional five year period. We pay annual rent of approximately $240,000 plus Israeli value-added tax. We sublease a portion of our facility to third parties.

     Under a services agreement with RSL COM, we share space for employees and equipment at eight locations with RSL COM. One of these locations is 60 Hudson Street, New York, New York. This space houses our international gateway and domestic switches. RSL COM provides these facilities to us at no direct cost. The services agreement expires July 2006 with automatic extensions for additional one-year terms unless terminated by one of the parties upon 30 days notice prior to the end of the term.

EMPLOYEES

     As of September 1, 1999, we employed 74 full-time and 11 part-time employees, of which 65 are located in Israel and 20 are located in New York. We consider our relationship with our employees to be good. None of our employees is covered by collective bargaining agreements.

     Generally, all male adult citizens and permanent residents of Israel under the age of 51 are, unless exempt, obligated to perform up to 31 days of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Some of the our officers and employees are currently obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, no assessment can be made as to the full impact of such requirements on our workforce or business if conditions should change, and no prediction can be made as to the effect on us of any expansion of such obligations.

LEGAL PROCEEDINGS

     We are not a party to any material litigation and are not aware of any pending or threatened litigation that would have a material adverse effect on us or our business taken as a whole.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The following table sets forth certain information concerning our directors, executive officers and key employees.

NAME                                                    AGE   POSITION
-----------------------------------------------------   ---   -----------------------------------------------------
Elie C. Wurtman......................................   30    Chairman of the Board of Directors

Amos Sela............................................   56    Chief Executive Officer and Director

Jacob A. Davidson....................................   30    President

Mark J. Hirschhorn...................................   35    Vice President and Chief Financial Officer

Noam Bardin..........................................   28    Vice President of Technology and Chief Technology
                                                                Officer

Shimmy Zimels........................................   34    Vice President of Operations

Dr. Baruch D. Sterman................................   38    Vice President of Research and Development and
                                                                Product Integration

Marc M. Tobin........................................   33    General Counsel

Itzhak Fisher........................................   43    Director

Nir Tarlovsky........................................   33    Director

Donald R. Shassian...................................   44    Director

Jacob Z. Schuster....................................   50    Director

     ELIE C. WURTMAN co-founded our company and has been the chairman of our board of directors since April 1999. Mr. Wurtman was president and chief executive officer of our company from November 1996 until March 1999 and acting vice president of sales and marketing for our company from August 1998 to March 1999. Mr. Wurtman has served as vice president of emerging technologies for RSL COM from April 1998 to May 1999. In November 1995, Mr. Wurtman co-founded Ambient Corporation, Inc., a company which develops smartcard technology, and is a director of Ambient. Mr. Wurtman co-founded Pioneer Management Corporation, a holding company involved in several high-tech ventures, and was a director from January 1992 to June 1996.

     AMOS SELA has been chief executive officer and a director of our company since April 1999. Prior to joining our company, Mr. Sela was the director and deputy managing director of ISIS Information Systems, a leading South African information technology systems integrator, since September 1996. From 1991 to 1996, Mr. Sela served as vice president of DCL Technologies Ltd, a company specializing in the growth and management of high technology start-up companies.

     JACOB A. DAVIDSON co-founded our company and has been president of our company since April 1999. From May 1996 to March 1999, Mr. Davidson served as chairman of the board of our company. Mr. Davidson co-founded Ambient Corporation and served as its chairman and chief executive officer from June 1996 to March 1999. Mr. Davidson co-founded Pioneer Management Corporation and was the managing director from January 1992 to June 1996.

     MARK J. HIRSCHHORN has been our vice president and chief financial officer since April 1999. Prior to joining our company, Mr. Hirschhorn served in various positions at RSL COM, including vice president-finance from August 1997 to May 1999, global controller from January 1996 to May 1999 and assistant secretary from September 1996 to May 1999. From October 1987 to December 1995,
Mr. Hirschhorn was employed at Deloitte & Touche LLP, most recently as senior manager.

     NOAM BARDIN co-founded our company and has been vice president of technology and chief technology officer since June 1997. Prior to serving as vice president, Mr. Bardin served as our global network director from November 1996 to May 1997. From November 1995 to October 1996, Mr. Bardin served as director of operations for Ambient Corporation. From January 1995 to October 1995, Mr. Bardin worked for several

Israeli high-tech companies in helping to secure government grants and assistance. Prior to 1995, Mr. Bardin attended Hebrew University.

     SHIMMY ZIMELS has been our vice president of operations since July 1997. Prior to joining our company, Mr. Zimels was the controller and vice president of finance of Net Media Ltd., a leading Israeli-based Internet service provider, from June 1995 to June 1997. From April 1991 to May 1995, Mr. Zimels was a senior tax auditor for the Income Tax Bureau of the State of Israel.

     DR. BARUCH D. STERMAN has been our vice president of research and development and product integration since May 1998. Prior to joining our company, Dr. Sterman worked as a consultant for Israeli businesses in database design, billing systems, and automated data flow from August 1996 to May 1998. After receiving a doctorate in Physics in June 1993, Dr. Sterman founded a start-up company, Gal-Or Lasers, that developed a compact laser (of his own design) for industrial and medical use.

     MARC M. TOBIN has been our general counsel since August 1998 and our corporate secretary since September 1999. Prior to joining our company, Mr. Tobin served as corporate counsel to Slim Fast Foods Company from October 1991 to July 1998 and assistant secretary from March 1995 to July 1998.

     ITZHAK FISHER has been a director of our company since July 1997.
Mr. Fisher was a co-founder of RSL COM and has been a director, president and chief executive officer of RSL COM since its inception in 1994. From 1992 to 1994, Mr. Fisher served as general manager of Clalcom Inc., the telecommunications subsidiary of Clal (Israel), Ltd., Israel's largest investment corporation. From 1990 to 1992, Mr. Fisher served as the special consultant to the president of BEZEQ, the Israel Telecommunication Corp., Israel's national telecommunications company. Mr. Fisher co-founded, and was a director, president and chief executive officer of Medic Media, Inc., a company engaged in the business of renting telephone and television systems in hospitals throughout Israel.

     NIR TARLOVSKY has been a director of our company since July 1997.
Mr. Tarlovsky has served as the vice president of business development of RSL COM since April 1995, and was a director of RSL COM from April 1995 until March 1997. Mr. Tarlovsky is also vice president of RSL COM North America, Inc., a subsidiary of RSL COM. Mr. Tarlovsky has also served as a director of Telegate, a German operator services company, since December 1998. From 1992 to March 1995, Mr. Tarlovsky served as senior economist of Clalcom. While at Clalcom, he was responsible for the development of new international telecommunications ventures.

     DONALD R. SHASSIAN has been a director of our company since May 1999. Mr. Shassian has served as chief operating officer of RSL COM since August 1999, and he has served as executive vice president, chief financial officer and treasurer of RSL COM since January 1999. From 1993 through 1998, Mr. Shassian served as senior vice president and chief financial officer of Southern New England Telecommunications. From 1988 through 1993, Mr. Shassian served as a partner of Arthur Andersen LLP, providing audit and business advisory services to companies in the telecommunications industry. In 1992, Mr. Shassian was named the partner-in-charge of Arthur Andersen's telecommunications industry practice group for North America.

     JACOB Z. SCHUSTER has been a director of our company since May 1999. He has been a director, executive vice president and assistant secretary of RSL COM since 1994. Mr. Schuster served as treasurer of RSL COM from 1994 through 1998, and was chief financial officer from February 1997 until December 1998.
Mr. Schuster has been president and treasurer of RSL Management Corporation since November 1995 and executive vice president of RSL Investments Corporation since March 1994. From 1986 to 1992, Mr. Schuster was a general partner and treasurer of Goldman Sachs.

     By the time this offering is completed, we intend to appoint at least two independent directors to our board of directors.

DIRECTOR COMPENSATION

     We do not pay our directors cash compensation. Directors are reimbursed for the expenses they incur in attending meetings of the board or board committees. Non-employee directors will be eligible to receive options to purchase common stock and awards of stock under an equity compensation plan for directors. See "1999 Directors' Plan."

COMMITTEES OF THE BOARD OF DIRECTORS

     Prior to or upon the completion of this offering, our board of directors will create an executive committee, a compensation committee and an audit committee.

     We expect that our executive committee will be composed of at least three directors. The executive committee will have such powers and duties as shall be determined by the board of directors.

     We expect that our compensation committee will be composed of at least two independent directors to be named prior to the completion of this offering. The compensation committee will have the authority to evaluate our compensation policies, determine our executive compensation policies and guidelines and administer our stock option and compensation plans.

     We expect that our audit committee will be composed of Messrs. Shassian, Schuster and an independent director to be named prior to the completion of this offering. The audit committee will be charged with the following responsibilities:

     o recommending the engagement of independent accountants to audit our financial statements

     o discussing the scope and results of the audit with our independent accountants

     o reviewing the functions our management and our independent accountants pertaining to our financial statements

     o performing such other related duties and functions as are deemed appropriate by the audit committee and the board of directors

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of our executive officers or directors presently serve, or in the past served, on the compensation committee of any other company, nor do we expect any member of our compensation committee to serve, or in the past to have served, on the compensation committee of any other company.

EXECUTIVE COMPENSATION

     We employed Mr. Sela as our chief executive officer beginning on April 1, 1999, with an annual base salary of $220,000.

     Mr. Hirschhorn became our chief financial officer on April 1, 1999, with an annual base salary of $200,000. Previously, Mr. Hirschhorn served as vice president of finance of RSL COM, with an annual base salary of $200,000 in 1999 and $180,000 in 1998.

     Mr. Davidson has been our president since April 1, 1999, and Mr. Wurtman has been our chairman since April 1, 1999. Following RSL COM's purchase of Mr. Davidson's and Mr. Wurtman's remaining interests in us, Mr. Davidson and Mr. Wurtman entered into employment agreements with RSL COM providing for an annual base salary of $180,000 for Mr. Wurtman and an annual base salary of $81,250 for Mr. Davidson. Mr. Davidson's employment agreement with RSL COM provided that Mr. Davidson would devote 50% of his time to the Company's business. Commencing April 1, 1999, both Mr. Wurtman's and Mr. Davidson's annual base salary is $180,000. Both Mr. Davidson and Mr. Wurtman will devote 100% of their time to our business.

     In 1998, we paid Mr. Bardin $120,000. As of April 1, 1999, Mr. Bardin's annual base salary is $150,000.

STOCK OWNERSHIP OF OUR DIRECTORS AND EXECUTIVE OFFICERS

     None of our executive officers or directors currently own any of our capital stock. However, two of our executive officers hold restricted units granted under the RSL COM 1997 stock incentive plan described below. Mr. Bardin holds 100,000 restricted units, and Mr. Zimels holds 35,000 restricted units. We also intend to grant options to purchase our common stock to our executive officers under our proposed 1999 Stock Incentive Plan and to our non-employee directors under our proposed 1999 Directors' Plan. In addition, we expect that our executive officers, directors and employees and RSL COM employees will be offered the opportunity to purchase shares of our common stock at the initial public offering price in this offering from the shares reserved for employees and directors of our company and RSL COM.

     We have adopted a policy to encourage all of our executive officers and directors not to sell in excess of 50% of their holdings in us while they are our employees or directors, except for personal estate planning or tax purposes.

STOCK OPTION INFORMATION; RSL COM 1997 STOCK INCENTIVE PLAN

     Historically, we have not had a stock option plan. RSL COM granted an aggregate of 470,870 restricted units to some of our executive officers, key employees and directors under its 1997 stock incentive plan. These restricted units are redeemable for shares of RSL COM or cash (at RSL COM's discretion) based on the value of RSL COM attributable to us. The restricted units generally vest over three-year periods and must be redeemed by the employee before the seventh anniversary of their date of grant.

     Upon completion of this offering, we expect that the restricted units will be converted into options to purchase shares of our common stock. The conversion basis will be determined prior to completion of this offering. We do not yet know what the conversion or exercise price will be or the level of participation of the restricted unit holders in a transaction to convert their restricted units.

1999 STOCK INCENTIVE PLAN

     We expect to adopt a stock incentive plan prior to the completion of this offering. The purpose of the plan is to foster and promote the long-term financial success of our company and materially increase shareholder value by
(a) motivating superior performance by means of performance-related incentives,
(b) encouraging and providing for the acquisition of an ownership interest in our company by executive officers, other employees and consultants and
(c) enabling us to attract and retain the services of an outstanding management team upon whose judgment, interest and effort the successful conduct of our operations is largely dependent.

     GENERAL. The plan provides for the grant of (i) incentive stock options and non-incentive stock options to purchase our common stock; (ii) stock appreciation rights, which may be granted in tandem with or independently of stock options; (iii) restricted stock and restricted units; (iv) incentive stock and incentive units; (v) deferred stock units; and (vi) stock in lieu of cash.
We have reserved           shares of our common stock for issuance upon exercise
of awards to be granted under the plan.

     ADMINISTRATION. The plan will be administered and interpreted by the compensation committee, which will consist of two or more members of our board of directors who are each outside directors within the meaning of Section 162(m) of the Code and non-employee directors within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934.

     ELIGIBILITY AND EXTENT OF PARTICIPATION. The plan provides for discretionary grants of awards to officers of the company within the meaning of Rule 16a-1(f) of the Exchange Act and to other employees and consultants of the company. Directors who are non-employees are prohibited from participating in the plan. The maximum number of shares for which options or stock appreciation
rights may be granted to any one participant in a calendar year is           of
the shares of common stock available under the plan.

     STOCK OPTIONS. Under the plan, the compensation committee may grant both incentive and non-incentive stock options for common stock of the company. The options generally will have a term of seven years and will become exercisable in three equal installments commencing on the first anniversary of the date of grant. The purchase price per share payable upon exercise of an option will be established by the compensation committee; provided, however, that such option exercise price may be no less than the fair market value of a share of our common stock on the date of grant. The option exercise price is payable by one of the following methods or a combination of methods to the extent permitted by the compensation committee: (i) in cash or its equivalent, or (ii) subject to the approval of the compensation committee, in shares of common stock owned by the participant for at least six months prior to the date of exercise. The compensation committee may provide that a participant who delivers shares of common stock to exercise an option when the market value of the common stock exceeds the exercise price of the option will be automatically granted reload options for the number of shares delivered to exercise the option. Reload options will be subject to the same terms and conditions as the related option except that the exercise price will be the fair market value on the date the reload option is granted and such reload option will not be exercisable for six months.

     STOCK APPRECIATION RIGHTS. The compensation committee may grant stock appreciation rights in tandem with or independently of a stock option. Stock appreciation rights entitle the participant to receive the excess of the fair market value of a stated number of shares of common stock on the date of exercise over the base price of the stock appreciation right. The base price may not be less than 100% of the fair market value of the common stock on the date the stock appreciation right is granted. The compensation committee will determine when a stock appreciation right is exercisable, the method of exercise, and whether settlement of the stock appreciation right is to be made in cash, shares of common stock or a combination of cash and shares.

     RESTRICTED STOCK AND RESTRICTED UNITS. The compensation committee may grant awards in the form of restricted stock and restricted units. For purposes of the plan, restricted stock is an award of common stock and a restricted unit is a contractual right to receive common stock (or cash based on the fair market value of common stock). Such awards are subject to such terms and conditions, if any, as the compensation committee deems appropriate. Unless otherwise determined by the compensation committee, participants are entitled to receive either currently or at a future date, dividends or other distributions paid with respect to restricted stock and, if and to the extent determined by the compensation committee, either to be credited with or receive currently an amount equal to dividends paid with respect to the corresponding number of shares covered by restricted units. Restricted stock and restricted units become vested and nonforfeitable and the restricted period shall lapse upon the third anniversary of the date of grant unless the compensation committee determines otherwise.

     INCENTIVE STOCK AND INCENTIVE UNITS. The plan allows for the grant of awards in the form of incentive stock and incentive units. For purposes of the plan, incentive stock is an award of common stock and an incentive unit is a contractual right to receive common stock. Such awards will be contingent upon the attainment, in whole or in part, of certain performance objectives over a period to be determined by the compensation committee. With regard to a particular performance period, the compensation committee has the discretion, subject to the plan's terms, to determine the terms and conditions of such awards, including the performance objectives to be achieved during such period and the determination of whether and to what degree such objectives have been attained. Unless otherwise determined by the compensation committee, participants are entitled to receive, either currently or at a future date, all dividends and other distributions paid with respect to the incentive stock and, if and to the extent determined by the compensation committee, either to be credited with or receive currently an amount equal to dividends paid with respect to the corresponding number of shares covered by the incentive units.

     ELECTIVE UNITS. On such date or dates established by the compensation committee and subject to such terms and conditions as the compensation committee will determine, a participant may be permitted to defer receipt of all or a portion of his annual compensation and/or annual incentive bonus ("deferral annual amount") and receive the equivalent amount in elective stock units based on the fair market value of the common stock on the date of grant. To the extent determined by the compensation committee, a participant may also receive supplemental stock units for a percentage of the deferral annual amount. On the date of a participant's termination of employment, the participant will receive a number of shares of common stock equal to the number of elective units and supplemental units held on that date. Elective units carry no voting rights until the shares have been issued. The compensation committee will determine whether any dividend equivalents attributable to elective units are paid currently or credited to the participant's account and deemed reinvested in common stock. Elective units and dividend equivalents with respect to the elective units are fully vested at all times. Unless the compensation committee provides otherwise, supplemental stock units and dividend equivalents with respect to the supplemental stock units will become fully vested on the third anniversary of the date the corresponding deferred amount would have been paid.

     STOCK IN LIEU OF CASH. The plan authorizes the compensation committee to grant awards of common stock to executive officers in lieu of all or a portion of an award otherwise payable in cash pursuant to any bonus or incentive compensation plan of the company, based on the fair market value of the common stock.

     AMENDMENT AND TERMINATION. The plan will terminate not later than ten years from the date of its adoption. The board of directors or the compensation committee may amend, suspend or terminate the plan or any portion of it at any time. However, no amendment may be made to the plan without shareholder approval if such amendment would (1) increase the number of shares of common stock subject to the plan, (2) change the price at which awards may be granted, or
(3) remove the administration of the plan from the compensation committee.

1999 PERFORMANCE INCENTIVE PLAN

     We expect to adopt a performance incentive plan prior to the completion of this offering. The purpose of the plan is to assist the company and its subsidiaries to attract, retain, motivate and reward the best qualified executive officers and key employees by providing them with the opportunity to earn competitive compensation directly linked to our performance.

     GENERAL. Under the plan, bonuses are payable if we meet any one or more of several performance criteria, which are to be set annually by the compensation committee, after receipt of the proposed annual budget for the coming year from management. Both the targets and proposed budget must be approved by the board of directors. It is expected that the proposed targets, including revenues and end users, and budget for the coming year will be presented by management in the fourth quarter of the current year and approved not later than March 31 of the next year.

     It is expected that the period over which performance is to be measured will be one year.

     The compensation committee recommends to the board of directors whether bonuses payable under the plan will be paid in cash, shares of common stock or
in any combination thereof. No more than         shares common stock may be
issued under the plan.

     ADMINISTRATION. The plan shall be administered and interpreted by the compensation committee, which shall consist of two or more members of the board of directors who are each "outside directors" within the meaning of Section 162(m) of the Code and "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act. The compensation committee will establish the performance targets and certify whether such performance targets have been achieved.

     BONUS. Bonus amounts are determined as follows: if 100% of the pre-established targets are achieved, participants will generally be eligible to receive a bonus equal to their base salary for such year. If 120% of such targets are achieved, the bonus potentially payable to participants will generally equal twice their base salary for such year and, if 80% of such targets are achieved, the bonus potentially payable to participants will generally equal 25% of their base salary for such year. To the extent the Company's results exceed 80% of the targets but is less than 120% of the targets, the amount of the bonus payable to participants will be adjusted proportionately based on where such results fall within the ranges set forth above.

     To be eligible for any bonus, the company must meet or exceed its annual targets. Once eligibility has been determined, a bonus, if applicable, will consist of two components. Fifty percent of the amount determined pursuant to the formula described above will be payable if the targets are achieved. Up to an additional 50% of such amount will be payable in the discretion of the compensation committee. In addition, the plan permits the compensation committee to grant discretionary bonuses to participants, notwithstanding that a bonus would not otherwise be payable under the plan, to recognize extraordinary individual performance.

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

     ELIGIBILITY. Each executive officer of the company and each key employee who is recommended by the chief executive officer and selected by the compensation committee and approved by the board of directors is eligible to receive a bonus under the plan.

     OTHER TERMS. No plan participant may receive a bonus with respect to any plan year in excess of $500,000. The compensation committee may impose conditions with respect to an award of common stock, including conditioning the vesting of shares on the performance of additional service. The compensation committee may permit a participant to receive all or a portion of his bonus payable in common stock. If a participant's employment terminates prior to the completion of performance period, the compensation committee shall determine whether a prorated bonus may be paid to such a participant. In addition, the plan permits a participant to elect to defer payment of his or her bonus on terms and conditions established by the compensation committee.

     AMENDMENT AND TERMINATION. Any amendment or termination of the plan requires stockholder approval.

1999 EMPLOYEE STOCK PURCHASE PLAN

     We expect to adopt an employee stock purchase plan prior to the completion of this offering. The purpose of the employee stock purchase plan is to align employee and shareholder long-term interests by facilitating the purchase of common stock by employees and to enable employees to develop and maintain significant ownership of common stock.

     GENERAL. The employee stock purchase plan is intended to comply with the requirements of Section 423 of the Internal Revenue Code, and to assure the participants of the tax advantages provided thereby. We have reserved shares of our common stock for issuance under the employee stock purchase plan.

     ADMINISTRATION. The employee stock purchase plan will be administered by the compensation committee established by the board of directors comprised solely of non-employee directors who are not eligible to participate in the employee stock purchase plan. The compensation committee may make such rules and regulations and establish such procedures for the administration of the employee stock purchase plan as it deems appropriate.

     ELIGIBILITY. All employees of the company and its designated subsidiaries who have at least one year of service and work more than 20 hours per week will be eligible to participate in the employee stock purchase plan, except that employees who are "highly compensated" within the meaning of Section 414(q) of the Code and employees who are five percent or more stockholders of the company or any subsidiary of the company will not be eligible to participate. Designations of corporations participating in the employee stock purchase plan may be made from time to time by the committee from among any subsidiary corporations of the company, including corporations which become subsidiaries after the adoption and approval of the employee stock purchase plan.

     GRANTS. Pursuant to the employee stock purchase plan, each eligible employee will be permitted to purchase shares of common stock up to four times per calendar year through regular payroll deductions and/or cash payments in an aggregate amount equal to 1% to 10% of the employee's base pay, as elected by the employee, for each payroll period. Under the employee stock purchase plan, a participant's right to purchase shares of common stock may not accrue at a rate that exceeds $25,000 of fair market value of common stock during any calendar year.

     EXERCISE PRICE. As of the last day of each "Purchase Period" ending within an "Offering Period," participating employees will be able to purchase shares of common stock with payroll deductions for a purchase price equal to the lesser of:

     o 85% of the fair market value of common stock on the date the Offering Period begins and

     o 85% of the fair market value of common stock on the last day of the Purchase Period.

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

     OTHER TERMS. The initial Offering Period will commence on the first trading day on or after the effective date of the employee stock purchase plan and end on the last trading day on or prior to the second anniversary of the commencement date. Each subsequent Offering Period will have a duration of approximately one year, commencing on the first trading day and ending on the last trading day of each calendar year (commencing with calendar year 2001). Each "Purchase Period" will have a duration of approximately six months.

     A right to purchase shares of a series which is granted to a participant under the employee stock purchase plan is not transferable otherwise than by will or the laws of descent and distribution, and is exercisable, during the participant's lifetime, only by the participant.

1999 DIRECTORS' PLAN

     We expect to adopt a directors' stock compensation plan prior to the completion of this offering. The purposes of the directors' plan are to enable us to attract, maintain and motivate qualified directors and to enhance a long-term mutuality of interest between our directors and shareholders of our common stock by granting our directors shares and options to purchase our shares.

     Under the directors' plan, on the first business day following each annual meeting of our shareholders during the 10-year term of the directors' plan, each non-employee director will be granted a number of options to acquire a number of shares of our common stock with an aggregate fair market value on the date of
grant equal to $       ($       in the case of a non-executive chairman of the
board of directors so long as any such person does not receive compensation for services to us other than as a non-executive chairman). Each option will have a 10-year term. The options become exercisable in five equal annual installments commencing on the first anniversary of the date of grant. In addition, on the date of the annual meeting of our shareholders occurring in each of 2000 through 2010, each non-employee director will be granted a number of shares of common stock with an aggregate fair market value on the date of grant equal to
$       . The maximum number of shares that may be issued under the Directors'
Plan is        .

EMPLOYMENT AGREEMENTS

     We expect to enter into employment agreements with each of Messrs. Sela, Wurtman, Davidson, Hirschhorn, Bardin and Zimels, with the following principal terms:

     o The agreement will be effective as of April 1, 1999 and will end on March 31, 2002.

     o The employee is entitled to receive a base salary as stated below, increased on each January 1, commencing January 1, 2001, by an amount equal to his base salary then in effect, multiplied by the applicable cost of living index during the prior year. The employee's base salary, as adjusted for cost of living increases, may be further increased at the option and in the discretion of the board of directors.

     o The employee shall be granted options to purchase shares of our common stock as set forth below, under our proposed 1999 Stock Incentive Plan, at an exercise price of $12.70 per share. The employee's options are exercisable in three equal installments, as long as the employee is employed by us on the applicable vesting date, and after an option is exercisable, that option remains exercisable until the expiration of seven years from the date of the agreement. If the employee is terminated for any reason prior to September 30, 2000, following such date, any unvested options will expire. If the employee is terminated for cause, following such date, all options will expire.

     o The employee's options are immediately exercisable in full upon a change of control. The employee's options, following any termination of the employee's employment, other than for cause, remain exercisable for the lesser of two years and the remaining term of his options.

     o If the employee's employment is terminated by us without cause or by the employee for good reason, the employee is entitled to receive previously earned but unpaid salary, vested benefits and a payment equal to his base salary as in effect immediately prior to the termination date.

     o If the employee dies or is unable to perform his duties, he or his representative or estate or beneficiary will be paid, in addition to any previously earned but unpaid salary and vested benefits, 12 months' total base salary reduced, in the case of disability, by any disability benefits he receives.

     o If the employee's employment is terminated for any other reason, he is entitled to his earned salary and vested benefits.

     The following table sets forth the position, base salary and number of shares of common stock represented by the options granted for each of Messrs. Wurtman, Sela, Davidson, Hirschhorn, Bardin and Zimels:

                                                                                                     SHARES OF
                                                          POSITION                   BASE SALARY    COMMON STOCK
                                          ----------------------------------------   -----------    ------------

Elie C. Wurtman.........................  Chairman of the Board of Directors         $   180,000

Amos Sela...............................  Chief Executive Officer                    $   220,000

Jacob A. Davidson.......................  President                                  $   180,000

Mark J. Hirschhorn......................  Vice President and Chief Financial         $   200,000
                                            Officer

Noam Bardin.............................  Vice President of Technology and           $   150,000
                                            Operations and Chief Technology
                                            Officer

Shimmy Zimels...........................  Vice President of Operations               $   140,000

     We also have an employment agreement with Jerry Norton. Under an employment agreement dated May 1, 1998, Mr. Norton agreed to be our Vice President of Site Development. Mr. Norton receives a base salary of $135,000 per year and a bonus of up to 25% of his base salary upon the attainment of certain performance objectives to be established by our board of directors, subject to the approval of our board of directors. Mr. Norton is entitled to be granted 35,000 units under the RSL COM 1997 Stock Incentive Plan. The agreement is for a three year term. If we terminate Mr. Norton without cause, he is entitled to receive a severance payment equal to one year of his base salary or such shorter period remaining under the agreement.

                             PRINCIPAL STOCKHOLDERS

     Prior to this offering, RSL COM owned 100% of our capital stock. In this
offering, we will be selling           shares, or           % of our common
stock. Following this offering, RSL COM will own 100% of our outstanding
Class B common stock, which will represent approximately   % of the combined
voting power of all classes of our voting stock and approximately   % of the
economic interest in our company. Our Class B common stock is transferable only to permitted transferees, as defined in the section of this prospectus entitled "Description of Capital Stock." RSL COM has informed us that it currently has no plans to dispose of the shares of Class B common stock owned by it. In addition, we have given RSL COM both demand and piggyback registration rights with respect to the shares of common stock it holds. For more information about these registration rights, see "Related Party Transactions--RSL COM." The address of RSL COM is 767 Fifth Avenue, Suite 4300, New York, New York 10153.

                           RELATED PARTY TRANSACTIONS

AMBIENT

     In January 1998, we entered into a cooperation agreement with Ambient Corporation, a public company founded by Elie Wurtman, our chairman, and Jacob Davidson, our president.Mr. Wurtman is a director of Ambient. Mr. Davidson was chairman and chief executive officer of Ambient from June 1996 to March 1999. Mr. Davidson owns a 7% interest in Ambient. Under the cooperation agreement, we rent approximately 150 square meters of our facility in Jerusalem, Israel to Ambient and provide them with office and accounting services for approximately $1,000 per month. In addition, Ambient rented office space to us before we moved into our new facilities in Jerusalem. We and Ambient will review the schedule of services and fees every six months, and we may amend the schedule upon terms and conditions mutually agreed upon by us and Ambient. The agreement was amended on March 1, 1999 to reduce the amount of space rented to Ambient and the related rent. We believe the rent and fees for such services are provided at fair market value.

P.M.C.

     In January 1998, we entered into a cooperation agreement with P.M.C. Holdings Group Inc. BVI, a company founded by Elie Wurtman and Jacob Davidson. Mr. Wurtman was a director of P.M.C. from January 1992 to June 1996, and Mr. Davidson was a managing director of P.M.C. from January 1992 to June 1996. Under the cooperation agreement, we rent one office in our facility in Jerusalem, Israel to P.M.C. and provide them with accounting and support services. In addition, P.M.C. provides us with consulting and management services for a fee of $10,000 per month. We and P.M.C. will review the schedule of services and fees every six months, and we may amend the schedule upon terms and conditions mutually agreed upon by us and P.M.C. The agreement was amended on March 1, 1999 to revise the rental fee. We believe all fees under the amended agreement are at fair market value.

RSL COM

     On July 23, 1997, RSL COM acquired 51% of our outstanding share capital. From that date through March 31, 1998, RSL COM continued to purchase additional shares from our other stockholders. On March 31, 1998, we entered into a merger agreement with RSL COM and our remaining minority stockholders. Pursuant to the agreement, we merged with and into a newly formed wholly-owned subsidiary of RSL COM. Since RSL COM's acquisition of a controlling interest in us, RSL COM has funded our cash requirements through inter-company loans bearing interest at the rate of 14% per annum. As of June 30, 1999, we owed approximately $9.6 million (principal and accrued interest) to RSL COM. The inter-company loan is due on demand after June 30, 2000. Upon completion of an initial public offering by us, the maturity date will be extended to the first anniversary of the completion of such offering. RSL COM will, upon completion of this offering, provide a $10 million line of credit (in addition to the existing $9.6 million), bearing interest at the rate of 14% per annum, due on demand after November 1, 2000, and to be used by us for working capital purposes.

     RSL COM currently owns all of our capital stock. Following the completion of this offering, RSL COM will continue to be our controlling shareholder and will own 100% of the outstanding Class B common stock, which will represent
approximately    % of the combined voting power of all of our outstanding
capital stock and approximately    % of the economic interest in our company (or
   % and    % if the underwriters' over-allotment option is exercised in full).

     For so long as RSL COM continues to beneficially own shares of capital stock representing more than 50% of the combined voting power of our outstanding capital stock, it will be able to approve any matter submitted to a vote of our stockholders, including, among other things, the election of all members of the board of directors. In addition, there currently are only limited restrictions on RSL COM's ability to compete with us. See "--Services Agreement." Therefore, various conflicts of interest could arise between ourselves and RSL COM.

     RSL COM has advised us that it currently has no plans to dispose of the shares of Class B common stock owned by it. However, RSL COM has no contractual obligation to retain its shares of our Class B common stock, except RSL COM has agreed, subject to specified exceptions, not to sell or otherwise dispose of any shares of our Class B common stock for a period of 180 days from the date of this prospectus without the prior written consent of Lehman Brothers Inc. This lock-up agreement does not restrict RSL COM from selling shares of Class B common stock to a purchaser or purchasers of the shares who agree to be bound by the same restrictions that bind RSL COM. As a result, there can be no assurance concerning the period of time during which RSL COM will retain its ownership of our Class B common stock owned by it following the offering. See "--Registration Rights Agreement."

SERVICES AGREEMENT

     We entered into a services agreement with RSL COM on July 23, 1997, which
was subsequently amended and restated as of                 , 1999. As amended
and restated, the agreement extends to                 , 2004, and is
automatically extended for additional one-year terms unless terminated by RSL COM or us. The services agreement may be terminated by us or RSL COM for cause, by the non-bankrupt party in the event of bankruptcy of the other party or by RSL COM should RSL COM and/or its affiliates hold less than 50% of the voting control of our outstanding common stock.

Services and Facilities

     Under the agreement, if we require equipment space or limited office space at any location where RSL COM maintains an office or equipment, RSL COM is required to use its reasonable best efforts to provide us such space, subject to limitations. We are required to pay RSL COM our proportionate share of all lease payments associated with such office or equipment space. However, RSL COM may decline to provide us office and equipment space in Latin America. In addition, RSL COM is required to make reasonable efforts to assist us in obtaining Internet, frame relay and dedicated lines from third parties in countries where RSL COM has communication switches colocated with our network servers at the same price that RSL COM pays such third parties. As of June 30, 1999, we colocated offices in five locations and equipment in five locations. RSL COM is also required to use its reasonable efforts to purchase dedicated bandwidth connectivity on our behalf from third party bandwidth suppliers at the same price as RSL COM pays such third party suppliers. As a result, we realize certain bulk pricing benefits received by RSL COM.

     Under the services agreement, RSL COM is also required to provide us with the following services:

          o domestic inbound traffic termination--RSL COM is required to terminate our domestic inbound traffic through RSL COM's switches in countries where our servers and RSL COM's switches are co-located. This termination service is provided to us at the then prevailing fair market rates for such service.

          o international outbound termination--RSL COM is required to terminate our international outbound telephone traffic in each country where our servers and RSL COM's switches are co-located. This termination service is provided to us at the then prevailing fair market rates for such service.

          o traffic origination--RSL COM is required to use its best efforts to assist us in obtaining services, including toll-free services, from local third parties which will provide our users with the ability to access our network at the same rates offered by such third parties to RSL COM in countries where our servers and RSL COM's switches are colocated.

          o use of RSL COM switches--RSL COM is required to provide us with use of RSL's switches to connect our carrier customers in each location where our servers and RSL COM's switches are colocated. The termination rate is $0.01 per minute. We are charged for a minimum usage of 100,000 minutes per month per switch per connection, whether or not such minutes are used. In addition, RSL COM provides our carrier customers billing and other similar customer-related services at a charge of $0.01 per minute of carrier traffic usage.

          o use of prepaid calling platform--RSL COM is required to provide us with access to, and use of, RSL COM's prepaid calling platform in each location where our servers and RSL COM's switches are colocated. The fee for using RSL COM's prepaid calling card platform is $0.01 per minute of traffic usage. In addition, RSL COM provides us with additional customer-related services for our prepaid calling services at a rate of $0.015 per minute of traffic usage, all subject to certain minimum minutes per month per service.

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

In the event any of RSL COM's current or future strategic partner objects to RSL COM providing us with any of the foregoing services, RSL COM can cease providing the service to us. A strategic partner is a minority shareholder in RSL COM or any RSL COM subsidiary owning more than 10% of the common stock of such entity. However, RSL COM is required to use reasonable efforts to encourage its strategic partners not to object. To date no strategic partner has objected to RSL COM providing us with these services.

     Under the services agreement, we are required to provide Internet telephony services and facilities to RSL COM necessary to route RSL COM's international telecommunications traffic between all originations and destinations we service. The agreement provides that we are required to use, at RSL COM's request, up to 50% of our network capacity to route RSL COM's international telecommunications traffic between our origination and termination points. These services are provided to RSL COM at the then prevailing fair market rates.

Marketing

     Under the services agreement, we and RSL COM will engage in joint marketing. Each of us is required to place, in a prominent location, a link on our home page Web site to the other's home page Web site. We will also cross-sell each other's products and services, including through promotional materials and customer service representatives and other additional promotional efforts. However, neither we nor RSL COM are required to market or promote a product or service of the other if such product or service competes with the other party's product or service.

Non-Competition

     Under the services agreement, until the second anniversary of the date of the services agreement RSL COM and all subsidiaries in which it has 50% or more of the voting power are prohibited from providing Internet telephony services, other than through us, so long as we provide Internet telephony services to RSL COM and its subsidiaries. During this period, RSL COM and its subsidiaries are also prohibited from becoming a stockholder, partner or owner of an entity that provides Internet telephony services except:

     o RSL COM and its subsidiaries may acquire a passive interest of up to 20% in an entity that provides Internet telephony services

     o RSL COM and its subsidiaries may acquire an interest in an entity that provides Internet telephony services, so long as promptly following the date of its investment Internet telephony services are or become ancillary to the business of such entity

     For purposes of the services agreement, Internet telephony services means
(1) the provision of "phone to phone" service marketed as IP to the general public and (2) Web-based voice telecommunications services marketed to the general public, in each case to the extent such services are offered or contemplated to be offered to our customers as of the date of the agreement.

     The non-compete clause of the services agreement does not apply to any of RSL COM's publicly-traded subsidiaries.

REGISTRATION RIGHTS AGREEMENT

     We have entered into an agreement with RSL COM under which we have given RSL COM the right to require us on three occasions to register for sale the shares of common stock they hold. RSL COM will not be allowed to exercise these registration rights during the 180-day lock-up period. RSL COM also has an unlimited number of "piggyback" registration rights. This means that any time we register our common stock for sale, RSL COM will have the right to include their common stock in that offering and sale.

     We have agreed to pay all expenses that result from registration of RSL COM's common stock under the registration rights agreement (other than the expenses RSL COM would pay for its counsel for such registration, underwriting commissions for the common stock it sells and RSL COM's taxes). We have also agreed to indemnify RSL COM against liabilities that may result from their sale of common stock they hold, including Securities Act liabilities.

                          DESCRIPTION OF CAPITAL STOCK

     Set forth below is a summary of the material provisions of our capital stock. This summary does not purport to be complete. For a more detailed description, see our amended and restated certificate of incorporation and by-laws, copies of which we have filed as exhibits to the registration statement, and the applicable provisions of Delaware law.

     Immediately prior to the closing of this offering, we will restate our certificate of incorporation to change our authorized capital stock to shares of Class A common stock (which we refer to as common stock in
this prospectus),             shares of Class B common stock and
shares of preferred stock, par value $0.001 per share, and to convert each
outstanding share of our current common stock into             shares of our
newly created Class B common stock (totaling             shares of Class B
common stock).

COMMON STOCK AND CLASS B COMMON STOCK

General

     The rights of holders of common stock are subject to the rights of holders of any preferred stock which may be issued in the future. All outstanding shares of common stock are, and the shares of common stock to be sold by us in this offering when issued will be, duly authorized, validly issued, fully paid and nonassessable. Upon liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all net assets available for distribution to stockholders after payment to creditors. The holders of common stock and Class B common stock have identical rights except with respect to voting, conversion and transfer. The common stock is not redeemable and has no preemptive or conversion rights.

Voting Rights

     Holders of our common stock are entitled to one vote per share on all matters submitted for stockholder vote, except matters submitted to the vote of another class or series of shares, while holders of Class B common stock are entitled to ten votes per share. Holders of common stock and Class B common stock are not entitled to cumulative voting rights. Cumulative voting for the election of directors is not provided for in our amended and restated certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

Dividends

     Holders of common stock and Class B common stock are entitled to receive dividends out of assets legally available for this purpose at the times and in the amounts as the board of directors may from time to time determine. Holders of our common stock and Class B common stock will share equally on a per share basis in any dividend declared by the board of directors, subject to any preferential rights of any outstanding preferred stock. Dividends consisting of shares of common stock and Class B common stock may be paid only as follows:
(1) shares of common stock may be paid only to holders of common stock, and shares of Class B common stock may be paid only to holders of Class B common stock; and (2) the number of shares so paid will be equal on a per share basis with respect to each outstanding share of common stock and Class B common stock. We have not paid any dividends on our common stock and do not anticipate paying any cash dividends on such stock in the foreseeable future. See the section of this prospectus entitled "Dividend Policy" for more information.

Merger or Consolidation

     In the event of a merger or consolidation, the holders of common stock and Class B common stock will be entitled to receive the same per share consideration, if any, except that if the consideration includes voting securities (or the right to acquire voting securities, or securities exchangeable for, or convertible into, voting securities), we are required, unless the holders of Class B common stock agree, to provide for the holders of Class B common stock to receive consideration entitling them to ten times the number of votes per share as the consideration being received by holders of the common stock.

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

Conversion of Class B Common Stock

     Our Class B common stock will be convertible into common stock on a share-for-share basis at the option of the holder at any time, or automatically upon transfer to a person or entity which is not a permitted transferee. Permitted transferees will include RSL COM, its direct and indirect majority-owned subsidiaries, successors of RSL COM following a merger, consolidation or reorganization if RSL COM is not the surviving entity, or Ronald S. Lauder or members of his family, a trust established by him for his family members or entities controlled by him. Ronald S. Lauder is the controlling shareholder of RSL COM. In the event a permitted transferee receives Class B common stock and after that time ceases to qualify as a permitted transferee, all Class B common stock held by that permitted transferee will automatically convert into shares of our common stock.

PREFERRED STOCK

     Our board of directors is empowered, without approval of the stockholders, to cause shares of preferred stock to be issued from time to time in one or more series, and the board of directors may fix the number of shares of each series and the designation, powers, privileges, preferences and rights and the qualifications, limitations and restrictions of the shares of each series.

     The specific matters that our board of directors may determine include the following:

     o the designation of each series

     o the number of shares of each series

     o the rate of any dividends

     o whether any dividends shall be cumulative or non-cumulative

     o the terms of any redemption

     o the amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of affairs of our company

     o rights and terms of any conversion or exchange

     o restrictions on the issuance of shares of the same series or any other series

     o any voting rights

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our by-laws provide that directors and officers shall be indemnified by our company to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with services for or on behalf of us. The by-laws also authorize us to enter into one or more agreements with any person that provide for indemnification greater or different from that provided in the by-laws. To the extent that indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of our company, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

LIMITATION OF LIABILITY OF DIRECTORS

     Our amended and restated certificate of incorporation provides, as authorized by Section 102(b)(7) of the Delaware General Corporation Law (DGCL), that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability imposed by law, as in effect from time to time, for the following:

     o any breach of the director's duty of loyalty to our company or our stockholders

     o any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law

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

     o unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL

     o any transaction from which the director derived an improper personal benefit

     The inclusion of this provision in our amended and restated certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against our directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted our company and our stockholders.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS

     Our amended and restated certificate of incorporation provides that we have opted-out of the provisions of Section 203 of the Delaware General Corporation Law. Section 203 restricts certain business combinations with interested stockholders in certain situations.

LISTING

     We will apply to have our common stock quoted on the Nasdaq National Market under the symbol "DDDC."

TRANSFER AGENT

     Our transfer agent and registrar for our common stock is American Stock Transfer and Trust Company. Its address is 40 Wall Street, New York, New York 10005, and its telephone number at this location is (212) 936-5100.

                        SHARES ELIGIBLE FOR FUTURE SALE

     After this offering, we will have       shares of common stock outstanding.
If the underwriters exercise their over-allotment option in full, we will have
      shares of common stock outstanding. In addition, we will have       shares
of Class B common stock outstanding, all of which will be owned by RSL COM. All of the common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for shares acquired by our directors and executive officers and our affiliates. The shares of Class B common stock to be retained by RSL COM are not being acquired under this offering and will have restrictions on resale.

     We have agreed that, without the prior written consent of Lehman Brothers Inc., we will not, directly or indirectly, offer, sell or otherwise dispose of any shares of capital stock or any securities which may be converted into or exchanged for any shares of capital stock for a period of 180 days from the date of this prospectus. RSL COM and all of our officers and directors have agreed under lock-up agreements that, without the prior written consent of Lehman Brothers, they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of capital stock or any securities which may be converted into or exchanged for any shares of capital stock for a period of 180 days from the date of this prospectus, except that RSL COM may sell shares of Class B common stock to a purchaser or purchasers of the shares who agree to be bound by the same restrictions that bind RSL COM. Individuals participating in the directed share program and employees holding options to purchase our common stock on the closing of this offering (other than those subject to the 180-day lock-up) will be prohibited from disposing shares of common stock for a period of 90 days after the date of this prospectus. We can give no assurance as to how long RSL COM or any of the other parties subject to the lock-up agreements will continue to hold its common stock after this offering.

     The shares of Class B common stock held by RSL COM and the shares of common stock acquired by any of our affiliates will be subject to the resale limitations of Rule 144 of the Securities Act. Rule 144 defines an affiliate as a person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, the issuer.

     In general, a stockholder subject to Rule 144 who has beneficially owned shares of common stock of an issuer for at least one year may, within any three-month period, sell up to the greater of:

     o 1% of the total number of shares of common stock then outstanding or

     o the average weekly trading volume of the common stock during the four calendar weeks preceding the stockholder's required filing of notice of sale

     Rule 144 requires stockholders to aggregate their sales with other stockholders with which it is affiliated for purposes of complying with this volume limitation. A stockholder who has owned common stock for at least two years, and who has not been an affiliate of the issuer for at least 90 days, may sell common stock free from the volume limitation and notice requirements of Rule 144.

     We cannot estimate the number of shares of common stock that may be sold by third parties in the future because these sales will depend on market prices and other factors.

     Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that future sales of shares of our common stock or the availability of our shares for sale would have on the prevailing market price of our common stock. Sales of a significant number of shares of our common stock, or the perception that these sales could occur, could adversely affect the prevailing market price of our common stock and could impair our future ability to raise capital through an offering of equity securities. See "Risk Factors--Futures Sales of Capital Stock May Adversely Affect Our Stock Price."

     After the closing of this offering, RSL COM or its transferees will be entitled to request that we register their shares under the Securities Act. See "Related Party Transactions--RSL COM."

                  IMPORTANT UNITED STATES FEDERAL TAX CONSEQUENCES
                    OF OUR COMMON STOCK TO NON-U.S. HOLDERS

     This is a general discussion of certain U.S. federal tax consequences of the acquisition, ownership, and disposition of our common stock issued pursuant to this offering by a holder that, for U.S. federal income tax purposes, is not a "U.S. person" as we define that term below (a "Non-U.S. Holder"). We assume in this discussion that you will hold our common stock as a capital asset (generally, property held for investment). We do not discuss all aspects of U.S. federal taxation that may be important to you in light of your individual investment circumstances, such as special tax rules that apply to you, for example, if you are a dealer in securities, financial institution, bank, insurance company, tax-exempt organization, partnership or owner of more than 5% of our common stock. Our discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury Regulations, judicial opinions, published positions of the U.S. Internal Revenue Service, or the IRS, and other applicable authorities, all as in effect on the date of this prospectus and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS with respect to the tax consequences discussed in this prospectus, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. We urge you to consult your tax advisor about the U.S. federal tax consequences of acquiring, holding, and disposing of our common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction.

     For purposes of this discussion, a "U.S. person" means any one of the following:

     o a citizen or resident of the U.S.

     o a corporation, partnership, or other entity created or organized in the U.S. or under the laws of the U.S. or of any political subdivision of the U.S.

     o an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source

     o a trust, the administration of which is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust

DIVIDENDS

     Dividends paid to a Non-U.S. Holder will generally be subject to withholding of U.S. federal income tax at the rate of 30%. If, however, the dividend is effectively connected with the conduct of a trade or business in the U.S. by the Non-U.S. Holder, the dividend will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally, and, for corporate holders under certain circumstances, the branch profits tax. Non-U.S. Holders should consult any applicable income tax treaties that may provide for a reduction of, or exemption from, withholding taxes. For purposes of determining whether tax is to be withheld at a reduced rate as specified by a treaty, we generally will presume that dividends we pay on or before December 31, 2000, to an address in a foreign country are paid to a resident of that country.

     Under recently finalized Treasury regulations, which in general apply to dividends that we pay after December 31, 2000, to obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide certification as to that Non-U.S. Holder's entitlement to treaty benefits. These regulations also provide special rules to determine whether, for purposes of applying a treaty, dividends that we pay to a Non-U.S. Holder that is an entity should be treated as paid to holders of interests in that entity.

GAIN ON DISPOSITION

     A Non-U.S. Holder will generally not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of our common stock unless any one of the following is true:

     o the gain is effectively connected with the conduct of a trade or business in the U.S. by the Non-U.S. Holder

     o the Non-U.S. Holder is a nonresident alien individual present in the U.S. for 183 or more days in the taxable year of the disposition and certain other requirements are met

     o the Non-U.S. Holder is subject to tax pursuant to provisions of the U.S. federal income tax law applicable to certain U.S. expatriates

     o we are or have been during certain periods a "U.S. real property holding corporation" for U.S. federal income tax purposes

     If we are or have been a U.S. real property holding corporation, a Non-U.S. Holder will generally not be subject to U.S. federal income tax on gain recognized on a sale or other disposition of our common stock provided that:

     o the Non-U.S. Holder does not hold (and has not held during certain periods), directly or indirectly, more than 5% of our outstanding common stock and

     o our common stock is and continues to be traded on an established securities market for U.S. federal income tax purposes

     We believe that our common stock will be traded on an established securities market for this purpose in any quarter during which it is quoted on Nasdaq.

     If we are or have been during certain periods a U.S. real property holding corporation and the above exception does not apply, a Non-U.S. Holder will be subject to U.S. federal income tax with respect to gain realized on any sale or other disposition of our common stock as well as to a withholding tax (generally at a rate of 10% of the proceeds). Any amount withheld pursuant to a withholding tax will be creditable against a Non-U.S. Holder's U.S. federal income tax liability.

     Gain that is effectively connected with the conduct of a trade or business in the U.S. by the Non-U.S. Holder will be subject to the U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally, and, for corporate holders and under certain circumstances, the branch profits tax, but will generally not be subject to withholding. Non-U.S. Holders should consult any applicable income tax treaties that may provide for different rules.

UNITED STATES FEDERAL ESTATE TAXES

     Our common stock that is owned or treated as owned by an individual who is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) on the date of that person's death will be included in his or her estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Generally, we must report annually to the IRS and to each Non-U.S. Holder the amount of dividends that we paid to a holder, and the amount of tax that we withheld on those dividends. This information may also be made available to the tax authorities of a country in which the Non-U.S. Holder resides.

     Under current U.S. Treasury Regulations, U.S. information reporting requirements and backup withholding tax will generally not apply to dividends that we pay on our common stock to a Non-U.S. Holder at an address outside the U.S. Payments of the proceeds of a sale or other taxable disposition of our common stock by a U.S. office of a broker are subject to both backup withholding at a rate of 31% and information reporting, unless the holder certifies as to its Non-U.S. Holder status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements, but not backup withholding tax, will also apply to payments of the proceeds of a sale or other taxable disposition of our common stock by foreign offices of U.S. brokers or foreign brokers with certain types of relationships to the U.S., unless the broker has documentary evidence in its records that the holder is a Non-U.S. Holder and certain other conditions are met or the holder otherwise established an exemption.

     Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against the Non-U.S. Holder's U.S. federal income tax liability if certain required information is furnished to the IRS.

     The U.S. Treasury Department has promulgated final regulations regarding the withholding and information reporting rules discussed above. In general, those regulations do not significantly alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify reliance standards. The final regulations are generally effective for payments made after December 31, 2000, subject to transition rules.

                                  UNDERWRITING

     Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc., U.S. Bancorp Piper Jaffray Inc., Warburg Dillon Read LLC and Lazard Freres & Co. LLC are acting as representatives, has agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

                                                                               NUMBER OF SHARES
UNDERWRITERS                                                                   OF COMMON STOCK
----------------------------------------------------------------------------   ----------------
Lehman Brothers Inc.........................................................
U.S. Bancorp Piper Jaffray Inc..............................................
Warburg Dillon Read LLC.....................................................
Lazard Freres & Co. LLC.....................................................

  Total.....................................................................

     The underwriting agreement provides that the underwriters' obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement, and that if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, then all of the shares of common stock which the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by us to the underwriters are true, that there is no material change in the financial markets and that we deliver customary closing documents to the underwriters.

     The representatives had advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to selected dealers, who may include the underwriters, at such public offering price less a selling
concession not in excess of $        per share. The underwriters may allow, and
the selected dealers may reallow, a concession not in excess of $        per
share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

     The following table summarizes the underwriting discounts and commissions we will pay.

                                                                                         TOTAL
                                                                            --------------------------------
                                                                              WITHOUT            WITH
                                                               PER SHARE    OVER-ALLOTMENT    OVER-ALLOTMENT
                                                               ---------    --------------    --------------
Underwriting discounts and commissions to be paid by us.....   $               $                 $

     We estimate that the total expenses of the offering, excluding underwriting
discounts and commissions, will be approximately $        .

     We have granted to the underwriters an option to purchase up to an
aggregate of        additional shares of common stock, exercisable solely to
cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time, and from time to time, until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter's initial commitment as indicated in the preceding table, and we will be obligated, under the over-allotment option, to sell the shares of common stock to the underwriters.

     We have agreed that, without the prior written consent of Lehman Brothers Inc., we will not, directly or indirectly, offer, sell or otherwise dispose of any shares of capital stock or any securities which may be converted into or exchanged for any shares of capital stock for a period of 180 days from the date of this prospectus. RSL COM and all of our officers and directors have agreed under lock-up agreements that, without the prior written consent of Lehman Brothers Inc., they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of capital stock or any securities which may be converted into or exchanged for any shares of capital stock for a period of 180 days from the date of this prospectus, except that RSL

COM may sell shares of Class B common stock to a purchaser or purchasers of the shares who agree to be bound by the same restrictions that bind RSL COM. Individuals participating in the directed share program and employees holding options to purchase our common stock on the closing of this offering (other than those subject to the 180-day lock-up) will be prohibited from disposing shares of common stock for a period of 90 days after the date of this prospectus. See "Shares Eligible for Future Sale."

     Prior to the offering, there has been no public market for the shares of common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of the common stock, the representatives will consider, among other things and in addition to prevailing market conditions, our historical performance and capital structure, estimates of our business potential and earning prospects, an overall assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     We will apply to have our common stock approved for quotation on the Nasdaq National Market under the symbol "DDDC."

     We have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

     Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase shares of common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of the common stock. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.

     The underwriters may create a short position in the common stock in connection with the offering, which means that they may sell more shares of common stock than are set forth on the cover page of this prospectus. If the underwriters create a short position, then the representatives may reduce that short position by purchasing common stock in the open market. The representatives also may elect to reduce any short position by exercising all or part of the over-allotment option described in this prospectus.

     The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares of common stock offered by them.

     The representatives also may impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares of common stock in the open market to reduce the underwriters' short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid could have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in an offering.

     Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in such transactions or that any such transaction, once commenced, will not be discontinued without notice.

     Purchasers of the shares of common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus.

     At our request, the underwriters have reserved up to         shares of the
common stock offered by this prospectus for sale to our and RSL COM's officers, directors, employees and their family members and to our business associates at the initial public offering price set forth on the cover page of this prospectus. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares.

     Lehman Brothers Inc. has provided financial advisory services to RSL COM in the past and has received customary compensation for these services. Lehman Brothers Inc. has also served as the solicitation agent in connection with RSL COM's recent solicitation of consents from certain of its noteholders and has received customary compensation for this service.

                                 LEGAL MATTERS

     The validity of the common stock offered by this prospectus will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Weil, Gotshal & Manges LLP, New York, New York.

                                    EXPERTS

     Our consolidated financial statements as of December 31, 1997 and 1998 and for the period from June 1996 (inception) through December 31, 1996 and the years ended December 31, 1997 and 1998 included in this prospectus and in the registration statement have been audited by Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, independent auditors, as stated in their report appearing in this prospectus, and are included in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     This prospectus constitutes a part of a registration statement on Form S-1 (together with all amendments, supplements, schedules and exhibits to the registration statement, referred to as the registration statement) which we have filed with the Commission under the Securities Act, with respect to the common stock offered in this prospectus. This prospectus does not contain all the information which is in the registration statement. Certain parts of the registration statement are omitted as allowed by the rules and regulations of the Commission. We refer you to the registration statement for further information about our company and the securities offered in this prospectus. Statements contained in this prospectus concerning the provisions of documents are not necessarily summaries of the material provisions of those documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. You can inspect and copy the registration statement and the reports and other information we file with the Commission under the Exchange Act at the public reference room maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330. The same information will be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, N.Y. 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also obtain copies of this material from the public reference room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site which provides on-line access to reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at the address http://www.sec.gov.

     Upon the effectiveness of the registration statement, we will become subject to the information requirements of the Exchange Act. We will then file reports, proxy statements and other information under the Exchange Act with the Commission. You can inspect and copy these reports and other information of our company at the locations set forth above or download these reports from the Commission's Web site.

     We will apply to have our common stock quoted on The Nasdaq National Market. Reports, proxy statements and other information concerning us can be inspected at the National Association of Securities Dealers, Inc., 1735
K Street, N.W., Washington, D.C. 20006.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

DELTATHREE.COM, INC.

Independent Auditors' Report.....................................................................        F-2

Consolidated Balance Sheets as of December 31, 1997 and 1998 and June 30, 1999 (unaudited).......        F-3

Consolidated Statements of Operations for the period from June 1996 (inception) to December 31,
  1996 and for the years ended December 31, 1997 and 1998 and for the
  six months ended June 30, 1998 and 1999 (unaudited)............................................        F-4

Consolidated Statements of Changes in Stockholder's Equity (Deficiency) for the period from
  June 1996 (inception) to December 31, 1996 and for the years ended December 31, 1997 and 1998
  and for the six months ended June 30, 1999 (unaudited).........................................        F-5

Consolidated Statements of Cash Flows for the period from June 1996 (inception) to December 31,
  1996 and for the years ended December 31, 1997 and 1998 and for the
  six months ended June 30, 1998 and 1999 (unaudited)............................................        F-6

Notes to Consolidated Financial Statements.......................................................        F-7

                          INDEPENDENT AUDITORS' REPORT

TO THE STOCKHOLDER OF
DELTATHREE.COM, INC.

     We have audited the accompanying consolidated balance sheets of deltathree.com, Inc. (the "Company") as of December 31, 1997 and 1998, and the related consolidated statements of operations, changes in stockholder's equity (deficiency) and cash flows for the period from June 1996 (inception) to December 31, 1996 and each of the two years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 1997 and 1998, and the consolidated results of its operations and cash flows for the period from June 1996 (inception) to December 31, 1996 and each of the two years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

Brightman Almagor & Co.
(a member firm of Deloitte Touche Tohmatsu)

Tel Aviv, Israel
May 17, 1999

                              DELTATHREE.COM, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                                 DECEMBER 31,
                                                                         ----------------------------     JUNE 30,
                                                                             1997            1998            1999
                                                                         ------------    ------------    ------------
                                                                                                         (UNAUDITED)
                                ASSETS
Current assets:
   Cash and cash equivalents..........................................   $ 3,196,082     $ 1,356,562     $  1,396,057
   Accounts receivable--net...........................................       825,200         543,335          484,234
   Due from affiliates................................................            --       2,191,903        1,670,130
   Prepaid expenses and other current assets..........................       166,287         620,676          603,838
                                                                         ------------    ------------    ------------
Total current assets..................................................     4,187,569       4,712,476        4,154,259
                                                                         ------------    ------------    ------------
Investments...........................................................       105,000          90,000           90,000
                                                                         ------------    ------------    ------------
Property and equipment:
   Telecommunications equipment.......................................       849,824       7,910,224        8,816,132
   Furniture, fixtures and other......................................       200,122         735,991          745,805
                                                                         ------------    ------------    ------------
                                                                           1,049,946       8,646,215        9,561,937
   Less accumulated depreciation......................................      (177,738)       (376,792)        (484,590)
                                                                         ------------    ------------    ------------
   Property and equipment--net........................................       872,208       8,269,423        9,077,347
                                                                         ------------    ------------    ------------
Goodwill--net.........................................................     3,183,875      12,488,125       10,972,368
Deposits..............................................................        54,549         115,497          157,677
                                                                         ------------    ------------    ------------
Total assets..........................................................   $ 8,403,201     $25,675,521     $ 24,451,651
                                                                         ------------    ------------    ------------
                                                                         ------------    ------------    ------------

                 LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
   Accounts payable...................................................   $   949,716     $ 4,301,763     $  3,707,584
   Due to affiliates..................................................       120,487       1,403,163          710,749
   Deferred revenues..................................................       159,778       1,610,081          967,769
   Other current liabilities..........................................       194,295         629,096        1,424,489
                                                                         ------------    ------------    ------------
Total current liabilities.............................................     1,424,276       7,944,103        6,810,591
                                                                         ------------    ------------    ------------
Long-term liabilities:
   Long-term debt due to affiliates...................................            --       5,106,602        9,615,709
   Severance pay obligations..........................................        26,775         233,247          302,813
                                                                         ------------    ------------    ------------
Total long-term liabilities...........................................        26,775       5,339,849        9,918,522
                                                                         ------------    ------------    ------------
Convertible notes payable to affiliates...............................       679,965              --               --
                                                                         ------------    ------------    ------------
Minority interests....................................................            --          21,399               --
                                                                         ------------    ------------    ------------
Total liabilities.....................................................     2,131,016      13,305,351       16,729,113
                                                                         ------------    ------------    ------------
Commitments and contingencies

Stockholder's equity:
   Common stock --par value $0.001; 100,000,000, 20,000,000 and
     20,000,000 shares authorized at December 31, 1997 and 1998 and
     June 30, 1999, respectively; 7,621,529, 7,875,554 and 7,875,554 issued and outstanding at December 31, 1997 and 1998 and
     June 30, 1999, respectively......................................         7,622           7,876            7,876
   Additional paid-in capital.........................................     8,810,747      23,095,331       33,827,853
   Deferred compensation..............................................            --      (1,065,882)      (9,672,117)
   Accumulated deficit................................................    (2,546,184)     (9,667,155)     (16,441,074)
                                                                         ------------    ------------    ------------
Total stockholder's equity............................................     6,272,185      12,370,170        7,722,538
                                                                         ------------    ------------    ------------
Total liabilities and stockholder's equity............................   $ 8,403,201     $25,675,521     $ 24,451,651
                                                                         ------------    ------------    ------------
                                                                         ------------    ------------    ------------

                See notes to consolidated financial statements.

                              DELTATHREE.COM, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                         PERIOD FROM
                                          JUNE 1996
                                         (INCEPTION)        YEAR ENDED DECEMBER 31,      SIX MONTHS ENDED JUNE 30,
                                       TO DECEMBER 31,    --------------------------    --------------------------
                                            1996            1997           1998           1998           1999
                                      ---------------    -----------    -----------    -----------    -----------
                                                                                              (UNAUDITED)
Revenues:
  Affiliates.........................    $      --       $   467,842    $ 3,896,106    $ 1,209,395    $ 3,085,893
  Non-affiliates.....................          933           777,799      1,741,941        961,212      1,156,839
                                         ---------       -----------    -----------    -----------    -----------
Total revenues.......................          933         1,245,641      5,638,047      2,170,607      4,242,732

Costs and operating expenses:
  Cost of revenues...................           --         1,064,940      4,657,373      1,737,772      3,314,332
  Research and development
     expenses........................           --           294,150        650,140        549,484        428,700
  Selling and marketing
     expenses........................           --           631,970      2,431,371        918,304      1,461,036
  General and administrative
     expenses........................      179,138         1,387,682      1,842,446        595,515      1,413,500
  Non-cash compensation expense......           --                --        742,780        485,508      2,126,287
  Amortization of goodwill...........           --           197,249      2,472,214        956,564      1,515,757
                                         ---------       -----------    -----------    -----------    -----------
Total costs and operating
  expenses...........................      179,138         3,575,991     12,796,324      5,243,147     10,259,612
                                         ---------       -----------    -----------    -----------    -----------

Loss from operations.................     (178,205)       (2,330,350)    (7,158,277)    (3,072,540)    (6,016,880)

Interest income (expense), net.......         (397)          (37,232)      (186,295)        66,080       (757,039)
Minority interests...................           --                --        223,601             --             --
                                         ---------       -----------    -----------    -----------    -----------

Net loss.............................    $(178,602)      $(2,367,582)   $(7,120,971)   $(3,006,460)   $(6,773,919)
                                         ---------       -----------    -----------    -----------    -----------
                                         ---------       -----------    -----------    -----------    -----------
Net loss per share--basic and
  diluted............................    $   (0.07)      $     (0.47)   $     (0.92)   $     (0.39)   $     (0.86)
                                         ---------       -----------    -----------    -----------    -----------
                                         ---------       -----------    -----------    -----------    -----------
Weighted average shares
  outstanding--basic and
  diluted............................    2,583,750         4,986,262      7,748,542      7,621,529      7,875,554
                                         ---------       -----------    -----------    -----------    -----------
                                         ---------       -----------    -----------    -----------    -----------

                See notes to consolidated financial statements.

                              DELTATHREE.COM, INC.

           STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIENCY)

                                                                                                                           TOTAL
                                                     COMMON STOCK        ADDITIONAL                                    STOCKHOLDER'S
                                                  -------------------      PAID-IN      ACCUMULATED       DEFERRED        EQUITY
                                                   SHARES      AMOUNT      CAPITAL        DEFICIT       COMPENSATION    (DEFICIENCY)
                                                  ---------    ------    -----------    ------------    ------------    -----------
BALANCE
  at June 1996 (Inception).....................          --    $  --     $        --    $         --    $        --     $        --
Issuance of capital stock......................   3,082,500    3,083         145,407              --             --         148,490
Net loss.......................................                                             (178,602)                      (178,602)
                                                  ---------    ------    -----------    ------------    ------------    -----------

BALANCE
  at December 31, 1996.........................   3,082,500    3,083         145,407        (178,602)            --         (30,112)
Issuance of capital stock......................   4,539,029    4,539       5,326,716                                      5,331,255
Recognition of pushdown of goodwill............                            3,338,624                                      3,338,624
Net loss.......................................                                           (2,367,582)                    (2,367,582)
                                                  ---------    ------    -----------    ------------    ------------    -----------

BALANCE
  at December 31, 1997.........................   7,621,529    7,622       8,810,747      (2,546,184)            --       6,272,185
Conversion of debt and warrants to equity......     254,025      254         656,958                                        657,212
Deferred compensation expense..................                            1,808,662                     (1,808,662)             --
Amortization of deferred compensation
  expense......................................                                                             742,780         742,780
Recognition of pushdown of goodwill............                           11,818,964                                     11,818,964
Net loss.......................................                                           (7,120,971)                    (7,120,971)
                                                  ---------    ------    -----------    ------------    ------------    -----------

BALANCE
  at December 31, 1998.........................   7,875,554    7,876      23,095,331      (9,667,155)    (1,065,882)     12,370,170
Deferred compensation expense (unaudited)......                           10,732,522                    (10,732,522)             --
Amortization of deferred compensation
  (unaudited)..................................                                                           2,126,287       2,126,287
Net loss (unaudited)...........................                                           (6,773,919)                    (6,773,919)
                                                  ---------    ------    -----------    ------------    ------------    -----------

BALANCE
  at June 30, 1999
  (unaudited)..................................   7,875,554    $7,876    $33,827,853    $(16,441,074)   $(9,672,117)    $ 7,722,538
                                                  ---------    ------    -----------    ------------    ------------    -----------
                                                  ---------    ------    -----------    ------------    ------------    -----------

                See notes to consolidated financial statements.

                              DELTATHREE.COM, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        PERIOD FROM
                                                         JUNE 1996
                                                        (INCEPTION)                   YEAR ENDED DECEMBER 31,
                                                      TO DECEMBER 31,   ---------------------------------------------------
                                                           1996                  1997                       1998
                                                      ---------------   ------------------------   ------------------------
Cash flows from operating activities:
Net loss.............................................    $(178,602)           $ (2,367,582)              $ (7,120,971)
  Adjustments to reconcile net loss to net cash used
    in operating activities:
    Depreciation and amortization....................        5,371                 369,616                  2,671,268
    Amortization of deferred compensation............           --                      --                    742,780
    Write-down of investment.........................           --                      --                     25,000
    Minority interests...............................           --                      --                   (223,601)
    Increase in liability for severance pay..........           --                  26,775                    147,628
    Provision for losses on accounts receivable......           --                 100,000                    226,542
  Changes in assets and liabilities:
    Decrease (increase) in accounts receivable.......      (22,173)               (925,200)                    78,216
    Decrease (increase) in other current assets and
      due from affiliates............................      (42,900)               (198,263)                (2,269,872)
    Increase (decrease) in accounts payable..........       23,547                 926,169                  1,733,912
    Increase (decrease) in deferred revenues.........           --                      --                 (1,595,635)
    Increase in current liabilities and due to
      affiliates.....................................       28,510                 446,050                  1,826,832
                                                         ---------            ------------               ------------
                                                            (7,645)                745,147                  3,363,070
                                                         ---------            ------------               ------------

Net cash used in operating activities................     (186,247)             (1,622,435)                (3,757,901)
                                                         ---------            ------------               ------------
Cash flows from investing activities:
  Purchase of property and equipment.................     (160,809)               (889,137)                (3,003,004)
  Increase in deposits...............................           --                      --                    (60,948)
  Equity investments.................................      (45,000)                (60,000)                   (25,000)
  Other..............................................           --                      --                     15,000
                                                         ---------            ------------               ------------

Net cash used in investing activities................     (205,809)               (949,137)                (3,073,952)
                                                         ---------            ------------               ------------
Cash flows from financing activities:
  Proceeds from issuance of capital stock............      148,490               5,331,255                         --
  Proceeds from issuance of convertible notes........      343,558                 520,000                         --
  Retirement of convertible notes....................           --                (208,298)                        --
  Proceeds (repayment) of long-term debt from
    affiliates.......................................       30,000                 (30,000)                 5,000,000
  Proceeds from short-term borrowings................           --                  24,705                         --
  Payment of other long-term debt....................           --                      --                     (7,667)
                                                         ---------            ------------               ------------

Net cash provided by financing activities............      522,048               5,637,662                  4,992,333
                                                         ---------            ------------               ------------
Increase (decrease) in cash and cash equivalents.....      129,992               3,066,090                 (1,839,520)
Cash and cash equivalents at beginning of period.....           --                 129,992                  3,196,082
                                                         ---------            ------------               ------------
Cash and cash equivalents at end of period...........    $ 129,992            $  3,196,082               $  1,356,562
                                                         ---------            ------------               ------------
                                                         ---------            ------------               ------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid for:
    Interest.........................................    $      --            $         --               $         --
                                                         ---------            ------------               ------------
                                                         ---------            ------------               ------------

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND
  FINANCING ACTIVITIES:

  Conversion of convertible notes and warrants into
    capital stock....................................    $      --            $         --               $    657,212
                                                         ---------            ------------               ------------
                                                         ---------            ------------               ------------
  Assets acquired with vendor research and
    development
    credits..........................................    $      --            $         --               $  3,000,000
                                                         ---------            ------------               ------------
                                                         ---------            ------------               ------------
  Recognition of pushdown of goodwill................    $      --            $  3,338,624               $ 11,818,964
                                                         ---------            ------------               ------------
                                                         ---------            ------------               ------------


                                                                  SIX MONTHS ENDED
                                                                      JUNE 30,
                                                       ---------------------------------------
                                                            1998                 1999
                                                       ------------------   ------------------
                                                                   (unaudited)
Cash flows from operating activities:
Net loss.............................................     $ (3,006,460)        $ (6,773,919)
  Adjustments to reconcile net loss to net cash used
    in operating activities:
    Depreciation and amortization....................        1,126,342            1,623,555
    Amortization of deferred compensation............          485,508            2,126,287
    Write-down of investment.........................               --                   --
    Minority interests...............................               --              (21,399)
    Increase in liability for severance pay..........           10,294               28,701
    Provision for losses on accounts receivable......               --               24,296
  Changes in assets and liabilities:
    Decrease (increase) in accounts receivable.......          360,673               34,805
    Decrease (increase) in other current assets and
      due from affiliates............................       (1,117,029)             538,611
    Increase (decrease) in accounts payable..........           (6,857)            (594,179)
    Increase (decrease) in deferred revenues.........           78,015             (642,312)
    Increase in current liabilities and due to
      affiliates.....................................        1,246,668              609,411
                                                          ------------         ------------
                                                             2,183,614            3,727,776
                                                          ------------         ------------

Net cash used in operating activities................         (822,846)          (3,046,143)
                                                          ------------         ------------
Cash flows from investing activities:
  Purchase of property and equipment.................       (1,026,513)            (915,722)
  Increase in deposits...............................             (305)              (1,315)
  Equity investments.................................               --                   --
  Other..............................................               --                   --
                                                          ------------         ------------

Net cash used in investing activities................       (1,026,818)            (917,037)
                                                          ------------         ------------
Cash flows from financing activities:
  Proceeds from issuance of capital stock............               --                   --
  Proceeds from issuance of convertible notes........               --                   --
  Retirement of convertible notes....................               --                   --
  Proceeds (repayment) of long-term debt from
    affiliates.......................................               --            4,080,562
  Proceeds from short-term borrowings................               --                   --
  Payment of other long-term debt....................               --              (77,887)
                                                          ------------         ------------
Net cash provided by financing activities............               --            4,002,675
                                                          ------------         ------------
Increase (decrease) in cash and cash equivalents.....       (1,849,664)              39,495
Cash and cash equivalents at beginning of period.....        3,196,082            1,356,562
                                                          ------------         ------------
Cash and cash equivalents at end of period...........     $  1,346,418         $  1,396,057
                                                          ------------         ------------
                                                          ------------         ------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid for:
    Interest.........................................     $         --         $         --
                                                          ------------         ------------
                                                          ------------         ------------

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND
  FINANCING ACTIVITIES:

  Conversion of convertible notes and warrants into
    capital stock....................................     $         --         $         --
                                                          ------------         ------------
                                                          ------------         ------------
  Assets acquired with vendor research and
    development
    credits..........................................     $         --         $         --
                                                          ------------         ------------
                                                          ------------         ------------
  Recognition of pushdown of goodwill................     $ 11,818,964         $         --
                                                          ------------         ------------
                                                          ------------         ------------

                See notes to consolidated financial statements.

                              DELTATHREE.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (INFORMATION WITH RESPECT TO PERIODS SUBSEQUENT
                       TO DECEMBER 31, 1998 IS UNAUDITED)

       1 -- BUSINESS DESCRIPTION

                   Description of business

                   Deltathree.com, Inc. (the "Company"), a Delaware corporation, is a leading provider of Internet Protocol ("IP") telephony services and other enhanced, Web-based communications services to individuals and businesses worldwide.

                   The Company was founded in 1996 to capitalize on the growth of the Internet as a communications tool. The Company commercially provides IP telephony services over a privately-managed IP network. The Company currently operates a privately-managed IP network with 43 points of presence
                   (POPs) in 27 countries.

                   The Company has a limited operating history and its prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in the new and rapidly evolving markets for Internet products and telecommunications services. In addition, the Company is financially dependent on RSL Communications Ltd. ("RSL COM") (see below). In the event that the Company does not successfully implement its business plan, certain assets may not be recoverable.

                   The Company's research and development activities are conducted in Israel by its wholly owned subsidiary, Delta Three Israel Ltd. ("Delta Ltd.").

                   In 1997, the Company established a 95%-owned subsidiary, Internet Technologies Colombia SA ("SA"), to provide the Company's network services in Colombia. In 1998, the Company established a 51%-owned subsidiary, Eltel Services Company Ltd. ("Eltel"), to provide the Company's network services in the Philippines. Eltel ceased operations in 1998 and the Company's investment in Eltel was written-off. In 1998, the Company also established a 51%-owned subsidiary, Delta Three Direct LLC ("Direct"), to provide direct marketing for the Company. The Company is in the process of dissolving Direct. As of June 30, 1999, the Company also had a 5% interest in the share capital of Internet Telecom, Ltd., an Israeli corporation engaged in research and development of Internet telephony.

                   Acquisition of the Company by RSL COM

                   The Company is a wholly owned subsidiary of RSL COM, a publicly traded multinational telecommunications company. RSL COM and its subsidiaries and affiliates (excluding the Company) are collectively referred to herein as "RSL COM" or "Affiliates." Approximately 69% of the Company's revenues for the year ended December 31, 1998 were derived from transactions with RSL COM. RSL COM has also provided the Company with substantially all of the Company's working capital since July 1997.

                   In July 1997, the Company issued 3,260,358 shares of capital stock to RSL COM pursuant to a stock purchase agreement with RSL COM (representing 51% of the Company's outstanding capital stock at that time) for aggregate gross consideration of $5,000,000. In addition, at the time of the closing under the stock purchase agreement, the Company issued 941,376 shares of capital stock into escrow, which were released to RSL COM in 1997 for no additional consideration under the anti-dilution provisions of the stock purchase agreement relating to the July 1997 issuance. During the remainder of 1997, RSL COM acquired additional shares of capital stock from the Company's existing stockholders for aggregate consideration of $2,856,750. As of December 31, 1997, RSL COM held approximately 75% of the Company's outstanding capital stock.

                              DELTATHREE.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (INFORMATION WITH RESPECT TO PERIODS SUBSEQUENT
                       TO DECEMBER 31, 1998 IS UNAUDITED)

       1 -- BUSINESS DESCRIPTION (CONTINUED)

                   By April 1998, RSL COM acquired the remaining outstanding capital stock of the Company held by the Company's remaining stockholders for total consideration of $11,818,964 and merged the Company with a newly formed, wholly owned subsidiary of RSL COM, with the Company remaining as the surviving corporation.

                   The acquisition of the Company by RSL COM has been "pushed-down" into the Company's financial statements with an increase to both goodwill and additional paid-in capital in the amount of $15,157,588. The goodwill is being amortized by the Company over a five-year period.

       2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                   Principles of Consolidation and Basis of Presentation--The consolidated financial statements include the accounts of deltathree.com, Inc. and its subsidiaries. The results of subsidiaries acquired or disposed of during the year are included from the date of acquisition to the date of disposal, if applicable. All significant intercompany accounts and transactions have been eliminated in consolidation. Each of the Company's subsidiaries has a December 31 fiscal year end.

                   Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, primarily for allowances for doubtful accounts receivable and the useful lives of fixed assets and intangible assets, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                   Cash and Cash Equivalents--The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

                   Investments--Investments in less than 20% of the share capital of other companies are presented at cost. In the event that management identifies a decline of an other than temporary nature in the estimated fair value of an investment, to an amount below cost, such investment is written down to fair market value.

                   Property and Equipment and Related Depreciation--Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the depreciable assets, which range from two to ten years. Improvements are capitalized, while repair and maintenance costs are charged to operations as incurred.

                   Impairment of Assets--The Company's long-lived assets and identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable. When such events occur, the Company reviews for impairment by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of assets, the Company would recognize an impairment loss. The impairment loss, if determined to be necessary, would be measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset based on estimated future discounted cash flows.

                              DELTATHREE.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (INFORMATION WITH RESPECT TO PERIODS SUBSEQUENT
                       TO DECEMBER 31, 1998 IS UNAUDITED)

       2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                   The Company determined that, as of December 31, 1997 and 1998 and June 30, 1999, there had been no impairment in the carrying value of long-lived assets.

                   Goodwill and Related Amortization--Goodwill represents the excess of cost over the fair value of the Company's net assets, pushed down as a result of RSL COM's acquisition of the Company, and is being amortized using the straight-line method over five years.

                   Revenue Recognition and Deferred Revenue--The Company records revenue based on minutes (or fractions thereof) of customer usage. The Company records payments received in advance for prepaid services and services to be supplied under contractual agreements as deferred revenue until such related services are provided.

                   Cost of Revenues--Cost of revenues is comprised primarily of access, transmission and termination costs based on actual minutes in addition to monthly circuit lease costs and is net of reimbursements from vendors.

                   Research and Development Expenses--Research and development expenses, net of reimbursements from vendors, are expensed as incurred.

                   Advertising Expenses--Advertising expenses are expensed as incurred.

                   Income Taxes--The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". SFAS No. 109 establishes financial accounting and reporting standards for the effect of income taxes that result from activities during the current and preceding years. SFAS No. 109 requires an asset and liability approach for financial reporting for income taxes. The Company's foreign subsidiaries file separate income tax returns in the jurisdiction of their operations.

                   Net Loss per Share--In accordance with the Company's adoption of SFAS No. 128, "Earnings Per Share", the net loss per share is calculated by dividing the net loss attributable to capital stock by the weighted average number of shares outstanding. Outstanding common stock options are not included in the net loss per share calculation as their effect is anti-dilutive. The adoption of SFAS No. 128 did not materially affect the Company's presentation of net loss per share.

                   Concentration of Credit Risk--The Company is subject to concentrations of credit risk which consist principally of trade accounts receivable and cash and cash equivalents.

                   The Company maintains its cash with various financial institutions. The Company performs periodic evaluations of the relative credit standing of these institutions.

                   The majority of the Company's noncarrier customers prepay for their services. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends and other information.

                   Fair Value of Financial Instruments--The carrying amounts of cash and cash equivalents, accounts and other receivables and accounts payable approximate fair value due to the short-term maturity of these instruments. The carrying amounts of outstanding borrowings approximate fair value due to their short-term interest rate.

                   Effects of Recently Issued Accounting Standards--In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income."

                              DELTATHREE.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (INFORMATION WITH RESPECT TO PERIODS SUBSEQUENT
                       TO DECEMBER 31, 1998 IS UNAUDITED)

       2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                   SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components. The Company has no elements of comprehensive income.

                   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. Generally, it requires that an entity recognize all derivatives as either an asset or liability and measure those instruments at fair value, as well as identify the conditions for which a derivative may be specifically designed as a hedge. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. The Company does not currently engage or plan to engage in any derivative or hedging activities. The adoption of SFAS No. 133 is not expected to have a material impact on the Company.

                   During 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP No. 98-1"). The Company amortizes these costs over the anticipated life of the systems. The adoption of SOP No. 98-1 did not have a material impact on the Company's financial statements.

                   Stock-based Compensation--The Company has adopted the disclosure provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," and elected to continue the accounting set forth in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has provided the necessary pro forma disclosures as if the fair value method had been applied (See Note 12B).

                   Segment Reporting--Effective January 1, 1998, the Company adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way business enterprises report information about operating segments, as well as enterprise-wide disclosures about products and services, geographic areas and major customers. See Note 15 for enterprise-wide disclosures required by SFAS No. 131.

                   Unaudited Financial Statements--The unaudited interim June 30, 1998 and 1999 financial statements reflect all adjustments (consisting only of normal recurring adjustments) which are, in management's opinion, necessary for a fair presentation of the results for the interim periods presented.

                   Reclassifications--Certain previously reported amounts have been reclassified to conform with the current period presentation.

       3 --  ACCOUNTS RECEIVABLE-NET

                   Accounts receivable are stated net of an allowance for doubtful accounts of $100,000, $326,542 and $124,296 at
                   December 31, 1997 and 1998, and June 30, 1999 (unaudited), respectively.

       4 --  DUE FROM/TO AFFILIATES

                   The balances due from and due to Affiliates are for services rendered and are non-interest bearing.

                              DELTATHREE.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (INFORMATION WITH RESPECT TO PERIODS SUBSEQUENT
                       TO DECEMBER 31, 1998 IS UNAUDITED)

       5 -- PREPAID EXPENSES AND OTHER CURRENT ASSETS


                   Prepaid expenses and other current assets consist of the following:

                                                                               DECEMBER 31,
                                                                          ----------------------     JUNE 30,
                                                                            1997          1998         1999
                                                                          --------      --------    -----------
                                                                                                    (UNAUDITED)
              Prepaid commissions......................................   $     --      $144,768     $  32,550
              Deposits with credit card companies......................         --       199,401       213,767
              Government of Israel (VAT refund and other)..............         --        59,763        54,950
              Deposits with suppliers..................................         --        86,799        67,043
              Prepaid expenses.........................................     20,455        28,055        57,216
              Loan to employee.........................................         --        31,917            --
              Other....................................................    145,832        69,973       178,312
                                                                          --------      --------     ---------
              Total prepaid expenses and other current assets..........   $166,287      $620,676     $ 603,838
                                                                          --------      --------     ---------
                                                                          --------      --------     ---------

       6  -- GOODWILL-NET

              Goodwill consists of the following:

                                                                               DECEMBER 31,
                                                                        --------------------------    JUNE 30,
                                                                           1997           1998          1999
                                                                        -----------   ------------   -----------
                                                                                                     (UNAUDITED)
              Goodwill from acquisition of the Company by RSL COM
                (see Note 1).........................................    $3,338,624    $15,157,588   $15,157,588
              Deferred financing costs...............................        42,500             --            --
              Less -- accumulated amortization.......................     (197,249)    (2,669,463)    (4,185,220)
                                                                        -----------   ------------   -----------
              Total goodwill--net....................................    $3,183,875    $12,488,125   $10,972,368
                                                                        -----------   ------------   -----------
                                                                        -----------   ------------   -----------

       7 -- OTHER CURRENT LIABILITIES

              Other current liabilities consist of the following:

                                                                              DECEMBER 31,
                                                                         ----------------------     JUNE 30,
                                                                           1997          1998         1999
                                                                         --------      --------    -----------
                                                                                                   (UNAUDITED)
               Accrued expenses.......................................   $     --      $361,187    $   726,535
               Employees and related expenses.........................     64,750       144,013        673,673
               Deposits from customers................................         --       118,672          3,000
               Other..................................................    129,545         5,224         21,281
                                                                         --------      --------    -----------
               Total other current liabilities........................   $194,295      $629,096    $ 1,424,489
                                                                         --------      --------    -----------
                                                                         --------      --------    -----------

                              DELTATHREE.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (INFORMATION WITH RESPECT TO PERIODS SUBSEQUENT
                       TO DECEMBER 31, 1998 IS UNAUDITED)

        8 -- LONG-TERM DEBT DUE TO AFFILIATES

               The long-term debt issued in 1998 to RSL COM bears interest at an annual rate of 14% and is due on demand after June 30, 2000. Upon completion of an initial public offering by the Company, the maturity date will be extended to the first anniversary of the completion of such offering.

         9 -- SEVERANCE PAY OBLIGATIONS

               Delta Ltd., the Company's Israeli subsidiary, is subject to certain Israeli law and labor agreements that determine the obligations of Delta Ltd. to make severance payments to dismissed employees and to employees leaving employment under certain other circumstances. The obligation for severance pay benefits, as determined by Israeli law, is based upon length of service and the employee's most recent salary. This obligation is partially funded through regular deposits made by Delta Ltd. into unaffiliated severance pay funds and by the purchase from unaffiliated insurance companies of managers' insurance policies. Amounts funded are controlled by the fund trustees and insurance companies and are not under the control and management of Delta Ltd.

               Expenses relating to employee termination benefits were approximately $26,775, $147,628 and $28,701 for the years ended December 31, 1997 and 1998 and for the six months ended June 30, 1999 (unaudited), respectively. No expenses were incurred for the period from June 1996 (inception) to December 31, 1996 and for the six months ended June 30, 1998 (unaudited).

       10 -- CONVERTIBLE NOTES PAYABLE TO AFFILIATES

               During 1996 and 1997, RSL COM purchased from third parties convertible notes issued by the Company. The notes were convertible into capital stock at conversion rates of $2.00 and $3.25, respectively. In connection with the issuance of the notes,warrants were issued to purchase capital stock with exercise prices of $2.00 and $3.25 per share. During 1998, all of the notes were converted into, and warrants were exercised for, shares of capital stock, in each case under their original terms.

       11 -- COMMITMENTS AND CONTINGENCIES

             A.  Services agreement with RSL COM

                 In July 1997, the Company entered into a three-year services agreement with RSL COM. Pursuant to the services agreement with RSL COM, RSL COM is required to use its reasonable best efforts to provide the Company with certain office and equipment space and to assist the Company in obtaining Internet, frame-relay and dedicated lines from third parties. In addition, RSL COM is required under the agreement to provide the Company with various communications services at rates set forth in the agreement. The agreement also provides that the Company is required to use up to 50% of its network capacity to route RSL COM's international telecommunications traffic at rates set forth in the agreement.

                 Based on a cost analysis performed by the Company, management believes that the amounts reflected in the financial statements pursuant to the above services agreement do not materially differ from amounts which the Company would have recognized or incurred in providing or obtaining equivalent services on an arms-length basis. Subsequent to June 30, 1999, this agreement was amended.

                              DELTATHREE.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (INFORMATION WITH RESPECT TO PERIODS SUBSEQUENT
                       TO DECEMBER 31, 1998 IS UNAUDITED)

       11 -- COMMITMENTS AND CONTINGENCIES (CONTINUED)

             B.  Technology and marketing agreement with Ericsson

                 In October 1997, the Company entered into a technology and marketing alliance with Ericsson for the development and deployment of advanced IP telephony gateways and communications software. Under the agreement, the Company is entitled to purchase hardware and software on preferential terms.

                 During 1998, due to difficulties in integrating the hardware and software purchased from Ericsson into the Company's network, the Company incurred significant costs and anticipates that it will incur additional costs in 1999. To compensate the Company for its costs, Ericsson agreed to provide the Company with network telecommunications equipment with a fair value of $3 million, representing Ericsson's participation in such research and development costs. For the year ended December 31, 1998 and the six months ended June 30, 1999 (unaudited), the Company recognized $901,385 and $460,285, respectively, as an offset to research and development expenses, and $694,250 and $299,136, respectively, as an offset to cost of revenues incurred in respect of the network telecommunications equipment. The remaining balance is reflected as deferred revenue and will be recorded as an offset to such costs as they are incurred.

                 The Company is dependent upon its suppliers of equipment, hardware and software to develop and maintain its network and services. In particular, the Company is dependent on Ericsson for the supply of gateways. If the Company's suppliers cease to supply the Company with the equipment, hardware and software necessary for the operation of its network or to maintain its current network equipment, the Company may not be able to acquire and integrate alternative sources of supply in a timely fashion. Any transition to alternate suppliers would likely result in delays, operational problems, or increased expenses and may limit the Company's ability to provide services to its users or expand its operations.

             C.  Other marketing and cooperation agreements

                 The Company has entered into marketing and cooperation agreements with various other companies that maintain sites on the Web. Pursuant to these agreements, the Company is obligated to pay commissions based on revenues derived from such Web links.

             D.  Lease commitments

                 The Company leases office space from RSL COM in New York at an annual cost of $96,000. The lease term extends until June 2001.

                 In addition, the Company leases offices in Israel at an annual cost of $240,000. The lease term extends until February 2003, with an option to extend the lease for an additional five years.

                              DELTATHREE.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (INFORMATION WITH RESPECT TO PERIODS SUBSEQUENT
                       TO DECEMBER 31, 1998 IS UNAUDITED)

       11 -- COMMITMENTS AND CONTINGENCIES (CONTINUED)

             E.  Indentures governing debt of RSL COM

                 The Company is subject to covenants by reason of its status as a restricted subsidiary of RSL COM under the indentures governing a substantial amount of RSL COM's debt. These restrictions significantly limit the ability of the Company to incur additional indebtedness or create liens on its assets. The Company's ability to incur indebtedness is limited by the amount of indebtedness that RSL COM and the Company are permitted to incur under the indentures. Such restrictions also limit the Company's ability to pay dividends or make other distributions in respect of the Company's capital stock, sell assets, engage in mergers or acquisitions or make some types of investments. These restrictions also limit the ability of a third party to acquire a controlling interest in the Company. These restrictions may prohibit transactions that would otherwise be beneficial to the Company.

       12 -- STOCKHOLDERS' EQUITY

             A.  Description of common stock

                 As of December 31, 1997, the Company's authorized share capital was 100,000,000 shares of common stock, par value $0.001, of which 7,621,529 were issued and outstanding.

                 As of December 31, 1998 and June 30, 1999 (unaudited), the Company's authorized share capital was 20,000,000 shares of common stock, par value $0.001, of which 7,875,554 shares of common stock were issued and outstanding at each date.

             B.  Restricted Units

                 As of December 31, 1998 and June 30, 1999 (unaudited), a total of 432,270 restricted units had been granted to employees of the Company under the 1997 RSL COM Stock Incentive Plan. Of these restricted units, 346,170 have a nominal exercise price and 86,100 have an exercise price of $5.175. The majority of the restricted units vest over a three-year period from the date of grant and are exercisable for a period of seven years from the date of grant. Upon completion of the Company's contemplated initial public offering and receipt by RSL COM of the requisite consents to amend its indentures, the restricted units will be exercisable for shares of the Company's common stock. The conversion basis will be determined on or prior to the completion of such offering. The Company has not yet determined the conversion price or the exercise price for purchasing shares of the Company's common stock related to the restricted units, nor does the Company know what the level of participation of the restricted unit holders in a transaction to convert their restricted units will be.

                 Pursuant to generally accepted accounting principles, the restricted units are considered variable grants. Consequently, changes in the fair value of the underlying shares at each balance sheet date affect the aggregate amount of deferred compensation recorded by the Company. As a result, the Company recorded deferred compensation related to the restricted units of approximately $1,800,000 through December 31, 1998 and an additional $6,700,000 during the six month period ended June 30, 1999 (unaudited), representing the difference between the exercise price and the deemed fair value of the Company's common stock at such date. Such amount is included as a reduction of stockholder's equity and is being amortized by charges to operations over the vesting period. Amortization of the deferred compensation amounted to $742,780 and $1,796,287 for the year ended December 31, 1998 and the six months ended June 30, 1999 (unaudited), respectively.

                              DELTATHREE.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (INFORMATION WITH RESPECT TO PERIODS SUBSEQUENT
                       TO DECEMBER 31, 1998 IS UNAUDITED)

       12 -- STOCKHOLDERS' EQUITY (CONTINUED)

             C.  Stock Options

                 Upon completion of the Company's contemplated initial public offering and receipt by RSL COM of the requisite consents to amend its indentures, the Company has agreed to grant options to purchase an aggregate of 520,000 shares of the Company's common stock at an exercise price of $12.70. Such options are expected to vest over a three year period from the date of grant and to be exercisable for a period of seven years from the date of grant.

                 The Company's stock options were granted on April 1, 1999 below the then fair market value of the Company. As a result, the Company recorded deferred compensation related to the stock options of $4,000,000 as of June 30, 1999 (unaudited), representing the difference between the exercise price and the deemed fair market value of the Company's common stock at such date. Such amount is included as a reduction of stockholder's equity and is being amortized by charges to operations over the three year vesting period. Amortization of the deferred compensation amounted to $330,000 for the six months ended June 30, 1999 (unaudited).

                 The fair value of the restricted units and option grants have been estimated on the date of grant using the Black-Scholes option pricing model with a risk-free interest rate of 6%, a 3-year expected life, zero expected volatility and no dividend.

                 Had compensation cost for the Company's stock options and restricted units been determined based on fair value at the grant date in accordance with SFAS No. 123, the Company's pro forma net loss and pro forma diluted net loss per share would have been as follows:


                                 PERIOD FROM
                                  JUNE 1996
                                 (INCEPTION)                                                          SIX MONTHS
                                     TO                   YEAR ENDED DECEMBER 31,                    ENDED JUNE 30,
                                 DECEMBER 31,    -----------------------------------------    -----------------------------
                                    1996                  1997             1998                  1998            1999
                                 ------------    ------------------  ---------------------    -----------     ------------
                                                                                                      (UNAUDITED)
      Net loss:
        As reported               $ (178,602)          $(2,367,582)      $(7,120,971)         $(3,006,460)    $(6,773,919)
                                  ----------           -----------       -----------          -----------     -----------
                                  ----------           -----------       -----------          -----------     -----------
        Pro forma                 $ (178,602)          $(2,367,582)      $(6,475,211)         $(2,575,977)    $(4,968,181)
                                  ----------           -----------       -----------          -----------     -----------
                                  ----------           -----------       -----------          -----------     -----------
      Net loss per share--
        basic and diluted
        As reported               $    (0.07)          $     (0.47)      $     (0.92)         $     (0.39)    $     (0.86)
                                  ----------           -----------       -----------          -----------     -----------
                                  ----------           -----------       -----------          -----------     -----------
        Pro forma                 $    (0.07)          $     (0.47)      $     (0.84)         $     (0.34)    $     (0.63)
                                  ----------           -----------       -----------          -----------     -----------
                                  ----------           -----------       -----------          -----------     -----------

                              DELTATHREE.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (INFORMATION WITH RESPECT TO PERIODS SUBSEQUENT
                       TO DECEMBER 31, 1998 IS UNAUDITED)

       13 -- RESEARCH AND DEVELOPMENT EXPENSES

               Research and development expenses (which commenced in 1997) consist of the following:


                                                             YEAR ENDED DECEMBER 31,
                                                            --------------------------
                                                                1997          1998
                                                            ------------  ------------
               Salaries and related expenses                $   91,318    $   947,943
               Consulting and advisory fees                         --        196,981
               Depreciation and amortization                    83,057         41,214
               Travel                                               --        146,432
               Other                                           119,775        218,955
                                                            ------------  ------------
                                                               294,150      1,551,525
               Less--participation by Ericsson
                 (see Note 11B)                                     --        901,385
                                                            ------------  ------------
               Total research and development expenses      $  294,150    $   650,140
                                                            ------------  ------------
                                                            ------------  ------------

                                                                 SIX MONTHS ENDED
                                                                     JUNE 30,
                                                            --------------------------
                                                                1998          1999
                                                            ------------  ------------
                                                                    (UNAUDITED)
               Salaries and related expenses                $   317,897   $    689,085
               Consulting and advisory fees                          --             --
               Depreciation and amortization                     20,500         26,448
               Travel                                            64,441         46,407
               Other                                            146,646        127,045
                                                            ------------  ------------
                                                                549,484        888,985
               Less--participation by Ericsson
                 (see Note 11B)                                      --        460,285
                                                            ------------  ------------
               Total research and development expenses      $   549,484   $    428,700
                                                            ------------  ------------
                                                            ------------  ------------

       14 -- INCOME TAXES

             A.  Tax loss carryforwards

                 As of December 31, 1998, the Company has net operating loss carryforwards generated in the U.S. and Israel of approximately $3,000,000 and $3,300,000, respectively. The Company's U.S. net operating loss carryforwards will expire at various dates beginning in 2011 if not utilized. In addition, a portion of those net operating loss carryforwards could be subject to limitation due to RSL COM's acquisition of the Company. The Company's net operating losses generated in Israel may be carried forward indefinitely.

             B. In accordance with SFAS No. 109, the Company has computed the components of deferred income taxes as follows:

                                                                              DECEMBER 31,
                                                                         -----------------------       JUNE 30,
                                                                           1997          1998           1999
                                                                         ---------    ----------    ---------------
                                                                                                      (UNAUDITED)
                     Deferred tax assets                                 $900,000     $3,500,000      $ 4,200,000
                     Less valuation allowance                            (900,000)    (3,500,000)      (4,200,000)
                                                                         ---------    ----------      -----------
                     Net deferred tax assets                             $     --     $       --      $        --
                                                                         ---------    ----------      -----------
                                                                         ---------    ----------      -----------

             The deferred tax assets were generated primarily from the Company's net operating loss carryforwards. As of December 31, 1997 and 1998 and as of June 30, 1999 (unaudited), a valuation allowance of $900,000, $3,500,000 and $4,200,000, respectively, is provided as the realization of the deferred tax assets are not assured.

                              DELTATHREE.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (INFORMATION WITH RESPECT TO PERIODS SUBSEQUENT
                       TO DECEMBER 31, 1998 IS UNAUDITED)

       15 -- SEGMENT REPORTING, GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS

             The Company operates in a single industry segment, IP communications services, and makes business decisions and allocates resources accordingly.

                                                                                             SIX MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,              JUNE 30,
                                                           --------------------------    ------------------------
                                                              1997          1998            1998          1999
                                                           ----------    ------------    ----------    ----------
                                                                                               (UNAUDITED)
  Revenues by geographical location:
  United States                                            $ 679,821      $4,922,073     $1,611,279    $3,033,170
  Europe                                                      37,339         528,157       322,519        532,156
  Argentina                                                  284,202          33,432        38,757         54,910
  Hong Kong and China                                        149,232              --        81,450        168,961
  Other                                                       95,047         154,385       116,602        453,535
                                                           ----------     ----------     ----------    ----------
    Total revenues                                         $1,245,641     $5,638,047     $2,170,607    $4,242,732
                                                           ----------     ----------     ----------    ----------
                                                           ----------     ----------     ----------    ----------
  Revenues from principal customers:
  Affiliates                                               $ 467,842      $3,896,106     $1,209,395    $3,085,893
                                                           ----------     ----------     ----------    ----------
                                                           ----------     ----------     ----------    ----------
  Other principal customer                                 $ 276,000      $       --     $      --     $       --
                                                           ----------     ----------     ----------    ----------
                                                           ----------     ----------     ----------    ----------

                                                                      DECEMBER 31,
                                                                  ----------------------     JUNE 30,
                                                                    1997         1998          1999
                                                                  --------    ----------    -----------
                                                                                            (UNAUDITED)
  Long-lived assets:
  United States                                                   $448,424    $4,375,898    $3,837,980
  Israel                                                           250,535     2,077,091     2,295,776
  Other                                                            173,249     1,816,434     2,943,591
                                                                  --------    ----------    -----------
  Total long-lived assets                                         $872,208    $8,269,423    $9,077,347
                                                                  --------    ----------    -----------
                                                                  --------    ----------    -----------

       16 -- SUBSEQUENT EVENTS (UNAUDITED)

               A.  Initial public offering.

                   The Board of Directors of the Company has decided to pursue an initial public offering of its capital stock.

                                          SHARES


                                    [LOGO]


                                deltathree.com


                                  COMMON STOCK

          ------------------------------------------------------------

                                   PROSPECTUS

                                           , 1999

          ------------------------------------------------------------

                                LEHMAN BROTHERS

                           U.S. BANCORP PIPER JAFFRAY

                            WARBURG DILLON READ LLC

                            LAZARD FRERES & CO. LLC

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses, other than underwriting discounts and commissions, in connection with the issuance and distribution of the shares of common stock being registered, all of which will be paid by the Registrant*:

SEC registration fee.........................................................................  $  15,985
NASD filing fee..............................................................................      6,250
Nasdaq National Market listing fee...........................................................         **
Transfer agent and registrar fees............................................................         **
Printing and engraving fees..................................................................         **
Legal fees and expenses......................................................................         **
Blue sky fees and expenses...................................................................      5,000
Accounting fees and expenses.................................................................         **
Miscellaneous................................................................................         **
                                                                                               ---------
  Total......................................................................................  $      **
                                                                                               ---------
                                                                                               ---------

------------------
 * All fees except the Securities and Exchange Commission and NASD filing fees are estimates.

** To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 102 of the Delaware General Corporation Law ("DGCL"), as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

     Section 145 of the DGCL provides, among other things, that the Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the Company) by reason of the fact that the person is or was a director, officer, agent or employee of the Company or is or was serving at the Company's request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the Company as well but only to the extent of defense expenses (including attorneys' fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgement or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the Company, unless the court believes that in light of all the circumstances indemnification should apply.

     Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

     Our Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

     o for any breach of the director's duty of loyalty to deltathree.com, Inc. or its stockholders;

     o for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     o under section 174 of the DGCL regarding unlawful dividends and stock purchases; or

for any transaction from which the director derived an improper personal benefit.

     These provisions are permitted under Delaware law.

     Our Amended and Restated By-laws provide that:

     o we must indemnify our directors and officers to the fullest extent permitted by Delaware law;

     o we may indemnify our other employees and agents to the same extent that we indemnified our officers and directors, unless otherwise determined by our Board of Directors; and

     o we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware law.

     The indemnification provisions contained in the Company's Amended and Restated Certificate of Incorporation and Amended and Restated By-laws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, the Company maintains insurance on behalf of its directors and executive directors or officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

     The Company has also purchased insurance for its directors and officers for certain losses arising from claims or charges made against them in their capacities as directors and officers of the Company.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     Since its inception in June 1996, the Company has issued and sold unregistered securities in the transactions described below.

     A predecessor company to the Registrant, Delta Three, Inc., was formed in June 1996 ("Old Delta Three"). During 1996, Old Delta Three issued a total of 3,032,500 shares of its common stock to investors in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") pursuant to Section 4(2) of the Securities Act. These shares were issued as follows:

DATE                                                             NO. OF INVESTORS    NO. OF SHARES    TOTAL CONSIDERATION
--------------------------------------------------------------   ----------------    -------------    -------------------
July 2, 1996..................................................           1                25,000            $25,000
July 15, 1996.................................................           2                12,500             12,500
July 16, 1996.................................................           6                38,500             38,500
August 1, 1996................................................           7             2,512,500             16,265
August 15, 1996...............................................           3                51,000             51,000
October 15, 1996..............................................           1                10,000             10,000
November 5, 1996..............................................           3               383,000             11,490

     In the first half of 1997, Old Delta Three issued 50,000 shares of its common stock to each of two investors in exchange for investment banking services in transactions exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.

     On December 23, 1996, Old Delta Three conducted a $300,000 private placement of units consisting of convertible notes and warrants to individual subscribers in transactions exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof. There were twelve investors in the December placement, each investing $25,000 for which each investor received one unit consisting of a $25,000 convertible note (at a conversion price of $2.00 per share) and a warrant permitting the purchase of up to 12,500 shares at an exercise price of $2.00 per share. In addition, one investor made a short term loan to Old Delta Three for $5,000 for which it received a warrant to purchase up to 5,000 shares at an exercise price of $2.00 per share. An additional investor was paid a 10% commission and 3% expense allowance, in the form of convertible notes and warrants, for acting as a placement agent.

     Old Delta Three conducted a similar private placement of units in April 1997 consisting of convertible notes and warrants for an aggregate of $520,000 in transactions exempt from the registration requirements of the Securities Act in reliance on Rule 505 thereof. There were eleven investors in the April placement. A total of 16 units were issued. The price of each unit was $32,500 and consisted of a $32,500 convertible note (at a conversion price of $3.25 per share) and a warrant permitting the purchase of up to 10,000 shares at an exercise price of $3.25 per share.

     In June 1997, Old Delta Three granted shares to certain employees and consultants of Old Delta Three totaling 198,000 shares of common stock of Old Delta Three, pursuant to transactions exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof. These grants were to have vested over a two year period. Upon the merger described below, these grants were converted to restricted units granted by RSL Communications, Ltd. ("RSL COM"), the Registrant's parent company, under RSL COM's 1997 Stock Incentive Plan, pursuant to RSL COM's registration statement on Form S-8 related to such plan.

     Pursuant to a stock purchase agreement among RSL COM, Old Delta Three and shareholders of Old Delta Three representing a controlling interest in Old Delta Three, dated July 23, 1997, Old Delta Three issued to RSL COM 3,260,358 shares of its common stock. An additional 941,376 shares of common stock were issued into escrow. The shares were issued in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof. The escrowed shares were released from escrow to RSL COM prior to completion of the merger described below. The total consideration for the transaction was $5 million. At or about the same time as the July 23, 1997 transaction, RSL COM purchased shares from most of the then existing shareholders of Old Delta Three as well as the units sold in December 1996 and April 1997 from the then existing unitholders.

     Pursuant to an Agreement and Plan of Merger dated March 31, 1998, Old Delta Three was merged into RSL Acquisition Corp., a wholly-owned subsidiary of RSL COM, the name of which new entity was changed to Delta Three, Inc. Old Delta Three ceased to exist upon consummation of the merger. Shareholders of Old Delta Three, other than RSL COM, received cash and shares of RSL COM in exchange for their shares of Old Delta Three. As of the consummation of the merger, RSL COM was the only shareholder of the Registrant and was issued 7,268,539 shares of common stock. Subsequent to the merger, RSL COM exercised all the warrants and convertible notes held by it in transactions exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.

     The Registrant changed its name to its current name, deltathree.com, Inc., on May 17, 1999.

     In connection with this offering, shares of common stock outstanding prior to the offering will be converted into shares of Class B common stock. This conversion will be effected without registration under the Securities Act in reliance on Section 3(a)(9) of the Securities Act.

     ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

       The following exhibits are filed as part of this registration statement:

EXHIBIT
NUMBER   DESCRIPTION
------   ------------------------------------------------------------------------------------------
  1.1    Form of Underwriting Agreement.*
  3.1    Form of Amended and Restated Certificate of Incorporation of deltathree.com, Inc.
  3.2    Form of Amended and Restated By-laws of deltathree.com, Inc.
  4.1    Specimen Certificate of Common Stock.*
  4.2    Specimen Certificate of Class B Common Stock.*
  4.3    Registration Rights Agreement dated September       , 1999, between RSL Communications,
         Ltd. and deltathree.com, Inc.*
  5.1    Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.*
 10.1    Amended and Restated Services Agreement by and between RSL Communications, Ltd. and
         deltathree.com, Inc., dated             , 1999.*
 10.2    Credit Facility dated September   , 1999, between RSL Communications, Ltd. and
         deltathree.com, Inc.*
 10.3    deltathree.com, Inc. 1999 Stock Incentive Plan.*
 10.4    deltathree.com, Inc. 1999 Employee Stock Purchase Plan.*
 10.5    deltathree.com, Inc. 1999 Performance Incentive Plan.*
 10.6    deltathree.com, Inc. 1999 Directors' Plan.*
 10.7    Employment Agreement dated May 1, 1998, between Jerry Norton and Delta Three, Inc.*
 10.8    Employment Agreement dated September   , 1999, between Amos Sela and deltathree.com, Inc.*
 10.9    Employment Agreement dated September   , 1999, between Mark J. Hirschhorn and
         deltathree.com, Inc.*
 10.10   Employment Agreement dated September   , 1999, between Noam Bardin and deltathree.com,
         Inc.*
 10.11   Employment Agreement dated September   , 1999, between Shimmy Zimels and deltathree.com,
         Inc.*
 10.12   Employment Agreement dated September   , 1999, between Elie C. Wurtman and deltathree.com,
         Inc.*
 10.13   Employment Agreement dated September   , 1999, between Jacob A. Davidson and
         deltathree.com, Inc.*
 21.1    Subsidiaries of Registrant.
 23.1    Consent of Brightman Almagor & Co.
 23.2    Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).*
 24.1    Power of Attorney (included on signature page to this Registration Statement).

------------------
* To be filed by amendment.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) It will provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such amount as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York on the third day of September, 1999.

                                          DELTATHREE.COM, INC.

                                          By:  /s/ Amos Sela
        ------------------------
                                                   Amos Sela
                                              Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Amos Sela AND Mark J. Hirschhorn his true and lawful attorney-in-fact, each acting alone, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement and any and all additional registration statements pursuant to Rule 462(b) relating to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitutes, each acting alone, may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                SIGNATURE                                      TITLE                             DATE
------------------------------------------  -------------------------------------------   ------------------

/s/ Amos Sela                                  Chief Executive Officer and Director          September 3, 1999
------------------------------------------         (Principal Executive Officer)
Amos Sela


/s/ Mark J. Hirschhorn                          Chief Financial Officer (Principal           September 3, 1999
------------------------------------------       Accounting and Financial Officer)
Mark J. Hirschhorn


/s/ Elie C. Wurtman                             Chairman of the Board of Directors           September 3, 1999
------------------------------------------
Elie C. Wurtman


/s/ Jacob A. Davidson                                        President                       September 3, 1999
------------------------------------------
Jacob A. Davidson


/s/ Itzhak Fisher                                            Director                        September 3, 1999
------------------------------------------
Itzhak Fisher


/s/ Nir Tarlovsky                                            Director                        September 3, 1999
------------------------------------------
Nir Tarlovsky


/s/ Donald R. Shassian                                       Director                        September 3, 1999
------------------------------------------
Donald R. Shassian


/s/ Jacob Z. Schuster                                        Director                        September 3, 1999
------------------------------------------
Jacob Z. Schuster

                                 EXHIBIT INDEX

EXHIBIT
NUMBER   DESCRIPTION
------   ------------------------------------------------------------------------------------------
  1.1    Form of Underwriting Agreement.*
  3.1    Form of Amended and Restated Certificate of Incorporation of deltathree.com, Inc.
  3.2    Form of Amended and Restated By-laws of deltathree.com, Inc.
  4.1    Specimen Certificate of Common Stock.*
  4.2    Specimen Certificate of Class B Common Stock.*
  4.3    Registration Rights Agreement dated September       , 1999, between RSL Communications,
         Ltd. and deltathree.com, Inc.*
  5.1    Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.*
 10.1    Amended and Restated Services Agreement by and between RSL Communications, Ltd. and
         deltathree.com, Inc., dated       , 1999.*
 10.2    Credit Facility dated September   , 1999, between RSL Communications, Ltd. and
         deltathree.com, Inc.*
 10.3    deltathree.com, Inc. 1999 Stock Incentive Plan.*
 10.4    deltathree.com, Inc. 1999 Employee Stock Purchase Plan.*
 10.5    deltathree.com, Inc. 1999 Performance Incentive Plan.*
 10.6    deltathree.com, Inc. 1999 Directors' Plan.*
 10.7    Employment Agreement dated May 1, 1998, between Jerry Norton and Delta Three, Inc.*
 10.8    Employment Agreement dated September   , 1999, between Amos Sela and deltathree.com, Inc.*
 10.9    Employment Agreement dated September   , 1999, between Mark J. Hirschhorn and
         deltathree.com, Inc.*
 10.10   Employment Agreement dated September   , 1999, between Noam Bardin and deltathree.com,
         Inc.*
 10.11   Employment Agreement dated September   , 1999, between Shimmy Zimels and deltathree.com,
         Inc.*
 10.12   Employment Agreement dated September   , 1999, between Elie C. Wurtman and deltathree.com,
         Inc.*
 10.13   Employment Agreement dated September   , 1999, between Jacob A. Davidson and
         deltathree.com, Inc.*
 21.1    Subsidiaries of Registrant.
 23.1    Consent of Brightman Almagor & Co.
 23.2    Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).*
 24.1    Power of Attorney (included on signature page to this Registration Statement).

------------------
* To be filed by amendment.